Exhibit B.3(c): Management’s discussion and analysis excerpted from pages 7-83 of CIBC’s 2012 Annual Report

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the year ended October 31, 2012, compared with prior years. The MD&A should be read in conjunction with the audited consolidated financial statements. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. This MD&A is current as of December 5, 2012. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used in the MD&A and the consolidated financial statements is provided on pages 182 to 185 of this Annual Report.

External reporting changes

Transition to International Financial Reporting Standards

We adopted IFRS commencing November 1, 2011 as a replacement of prior Canadian generally accepted accounting principles (Canadian GAAP). Accordingly, the consolidated financial statements are prepared under IFRS and include corresponding comparative information for 2011. The details on the impact of transition to IFRS are provided in Note 31 to our consolidated financial statements.

8	Overview
8	Vision, mission and values
8	CIBC’s strategy
8	Performance against objectives
10	Economic and market environment

11	Financial performance overview
11	Financial highlights
12	2012 Financial results
12	Net interest income and margin
13	Non-interest income
13	Trading activities (TEB)
14	Provision for credit losses

14	Non-interest expenses
14	Taxes
15	Foreign exchange
15	Significant events
15	Outlook for calendar year 2013
16	Fourth quarter review
16	Quarterly trend analysis
17	Review of 2011 financial performance (Canadian GAAP)

19	Non-GAAP measures

22	Strategic business units overview
23	Retail and Business Banking
25	Wealth Management

28	Wholesale Banking
33	Corporate and Other

34	Financial condition
34	Review of consolidated balance sheet
35	Capital resources
39	Off-balance sheet arrangements

42	Management of risk
42	Risk overview
44	Credit risk
57	Market risk
62	Liquidity risk
67	Strategic risk
67	Operational risk
68	Reputation and legal risk

68	Regulatory risk
68	Environmental risk

69	Accounting and control matters
69	Critical accounting policies and estimates
73	Financial instruments
73	Transition to International Financial Reporting Standards
73	Accounting developments
73	Related-party transactions
74	Controls and procedures

75	Supplementary annual financial information

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Chief Executive Officer’s Letter”, “Overview – Performance Against Objectives”, “Financial Performance Overview – Taxes”, “Financial Performance Overview – Significant Events”, “Strategic Business Units overview – Retail and Business Banking”, “Strategic Business Units overview – Wholesale Banking”, “Strategic Business Units overview – Wealth Management”, “Financial Condition – Capital Resources”, “Management of Risk – Liquidity Risk”, “Accounting and Control Matters – Risk factors related to fair value adjustments” and “Accounting and Control Matters – Provisions and contingent liabilities” sections, of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for calendar year 2013 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial Performance Overview – Outlook for calendar year 2013” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk discussed in the “Management of Risk” section of this report; the effectiveness and adequacy of our risk management models and processes; legislative or regulatory developments in the jurisdictions where we operate, amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC 2012 ANNUAL REPORT	7

Management’s discussion and analysis

Overview

CIBC is a leading Canadian-based global financial institution with a market capitalization of $32 billion and a Tier 1 capital ratio of 13.8%. Through our three main businesses, Retail and Business Banking, Wealth Management, and Wholesale Banking, CIBC provides a full range of financial products and services to more than 11 million individual, small business, commercial, corporate and institutional clients in Canada and around the world. We have more than 42,000 employees dedicated to helping our clients achieve what matters to them; delivering consistent and sustainable earnings for our shareholders; and, giving back to our communities.

Vision, mission and values

CIBC’s vision is to be the leader in client relationships.

Our mission is to fulfill the commitments we have made to each of our stakeholders:

•	Help our clients achieve what matters to them
•	Create an environment where all employees can excel
•	Make a real difference in our communities
•	Generate strong total returns for our shareholders

Our vision and mission are driven by an organizational culture based on core values of Trust, Teamwork and Accountability.

CIBC’s strategy

CIBC’s first principle is to be a lower risk bank that generates value creation for stakeholders by delivering consistent and sustainable earnings over the long term. We have a strategic plan that is focused on four work streams:

1.	We will strengthen and grow our core Canadian retail banking franchise
2.	We will grow our wealth management business
3.	We will grow our wholesale banking business in targeted and client-focused areas
4.	We will strengthen our Caribbean banking operation

Performance against objectives

For many years, CIBC has reported a scorecard of financial measures that we use to measure and report on our progress to external stakeholders. These measures can be categorized into four key areas of shareholder value – earnings growth, return on common shareholders’ equity, total shareholder return and balance sheet strength. We have set targets for each of these measures over the medium term, which we define as three to five years.

Earnings growth

To assess our earnings growth, we monitor our earnings per share (EPS). CIBC has an EPS growth target of 5% to 10% on average annually. In 2012, we reported adjusted diluted EPS(1) of $8.07, up from $7.57 in 2011, meeting our 5% to 10% target over the prior year. We are maintaining our 5% to 10% average annual EPS growth target.

In support of our EPS target, we also have objectives to maintain a loan loss ratio between 50 and 65 basis points through the cycle and to maintain our adjusted efficiency ratio(1) at the median position among our industry peers.

Our loan loss ratio is defined as the provision for credit losses on impaired loans divided by average loans and acceptances, net of allowance for credit losses. In 2012, our loan loss ratio was 53 basis points, up from the 51 basis points we reported in 2011 and within our target range. Going forward we are lowering our target range for loan losses to 45 to 60 basis points.

Our adjusted efficiency ratio(1) was 55.8% in 2012, improving from 56.4% in 2011, supported by revenue growth that exceeded expense growth. Based on the most recent publicly reported results of our industry peer group, CIBC has maintained its efficiency ratio at the industry median in 2012. We are maintaining our industry median target going forward.

8	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Return on common shareholders’ equity

Return on common shareholders’ equity (ROE) is another key measure of shareholder value.

CIBC’s target is to achieve ROE of 20% through the cycle. In 2012, ROE of 22.0% was above this target and comparable to the 22.2% in 2011. We are maintaining our minimum ROE target of 20%.

Total shareholder return

One of CIBC’s priorities is to fulfill the commitments we have made to each of our stakeholders, which includes generating a strong level of total shareholder return (TSR).

We have two targets that support this priority:

1.     Consistent with prior years, we target between 40% and 50% of our earnings in the form of dividends to our common shareholders. In 2012, our dividend payout was within this target range.

Our key criteria for considering dividend increases are our current level of payout relative to our target and our view on the sustainability of our current earnings level through the cycle. Our confidence in our ability to generate consistent, sustainable returns allowed us to increase our quarterly dividend by $0.04 to $0.94 per share in the fourth quarter of 2012. This year we also announced a share buyback program to purchase for cancellation up to a maximum of 8.1 million or approximately 2% of outstanding common shares.

2.     We also have an objective to deliver a TSR that exceeds the industry average, which we have defined as the S&P/TSX Composite Banks Index, over a rolling five-year period. For the five years ended October 31, 2012, CIBC delivered a TSR of -0.1%, below the Index return of 25.2%. CIBC’s three-year TSR for the period ended October 31, 2012 was 46.0% versus the Index return of 33.5%.

Going forward, we are maintaining our objectives to deliver an adjusted dividend payout ratio(1) between 40% and 50% of our earnings and a TSR above the industry average.

Balance sheet strength

Maintaining a strong balance sheet is foundational to our long-term sustainability.

Capital levels are a key component of balance sheet strength. We have set targets for our Tier 1 and Total capital ratios, which have been 8.5% and 11.5% for many years. At the end of 2012, our Tier 1 ratio was 13.8% and our Total capital ratio was 17.3%. We have also been preparing for emerging Basel III capital standards. Our pro forma Basel III Common Equity Tier 1 ratio as at the end of 2012, estimated at 9%, already exceeds the 2019 standard of 7% without the benefit of phasing in regulatory adjustments to capital.

Going forward, our Basel III Common Equity Tier 1 ratio target will be to exceed the regulatory target set by the Office of the Superintendent of Financial Institutions (OSFI).

How we deploy our capital is also important. We have defined a target retail/wholesale business mix, as measured by the allocation of economic capital, that is consistent with the type of earnings and risk profile we want for CIBC. Our target is to allocate at least 75% of our economic capital to retail. At the end of 2012, our retail allocation was 77%, comparable to 2011.

We are maintaining our business mix target of 75% retail(4) and 25% wholesale(4).

CIBC 2012 ANNUAL REPORT	9

Management’s discussion and analysis

In addition to our capital and business mix objectives, we remain focused on asset quality and a strong funding profile as key underpinnings of a strong balance sheet.

(1)	For additional information, see the “Non-GAAP” measures section.

(2)	Beginning in 2011, these measures are under IFRS; prior fiscal years are under Canadian GAAP.

(3)	Capital measures for 2011 and the prior fiscal years are under Canadian GAAP.

(4)	For the purposes of calculating this ratio, Retail includes Retail and Business Banking, Wealth Management, and International Banking operations (reported as part of Corporate and Other). The ratio represents the amount of economic capital attributed to these businesses as at the end of the year.

Economic and market environment

CIBC operated in an environment of modest economic growth in 2012, while benefiting from continued healthy household credit quality. Canadian economic activity was held back by softness abroad that affected both exports and related capital spending, as well as by fiscal restraint, but was lifted by strong gains in home building. Consumer spending decelerated as Canadians grew more cautious about adding to non-mortgage credit, but mortgage demand remained brisk until late in the year. The unemployment rate leveled off, but employment continued to grow at a rate that was supportive for household credit quality. Profit gains and strong corporate balance sheets kept Canadian business bankruptcies in check. The Wholesale Banking and Wealth Management businesses felt the impact of subdued equity markets as investors awaited the resolution of global uncertainties. Wholesale Banking benefited from strong issuance of corporate and government debt.

10	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Financial performance overview

Financial highlights

	IFRS		Canadian GAAP
As at or for the year ended October 31	2012	2011	2010		2009		2008
Financial results ($ millions)
Net interest income	$7,494	$7,062	$6,204		$5,394		$5,207
Non-interest income	5,055	5,373	5,881		4,534		(1,493)
Total revenue	12,549	12,435	12,085		9,928		3,714
Provision for credit losses	1,291	1,144	1,046		1,649		773
Non-interest expenses	7,215	7,486	7,027		6,660		7,201
Income (loss) before taxes	4,043	3,805	4,012		1,619		(4,260)
Income taxes	704	927	1,533		424		(2,218)
Non-controlling interests	–	–	27		21		18
Net income (loss)	$3,339	$2,878	$2,452		$1,174		$(2,060)
Net income attributable to non-controlling interests	$8	$11	–		–		–
Preferred shareholders	158	177	169		162		119
Common shareholders	3,173	2,690	2,283		1,012		(2,179)
Net income (loss) applicable to equity shareholders	$3,331	$2,867	$2,452		$1,174		$(2,060)
Financial measures
Reported efficiency ratio	57.5%	60.2%	58.1%		67.1%		n/m
Adjusted efficiency ratio(1)	55.8%	56.4%	58.5%		57.7%		61.7%
Loan loss ratio(2)	0.53%	0.51%	0.56	%(1)	0.70	%(1)	0.38	%(1)
Return on common shareholders’ equity	22.0%	22.2%	19.4%		9.4%		(19.4)%
Net interest margin	1.89%	1.79%	1.79%		1.54%		1.51%
Net interest margin on average interest-earning assets(3)	2.20%	2.03%	2.11%		1.89%		1.78%
Return on average assets(4)	0.84%	0.73%	0.71%		0.33%		(0.60)%
Return on average interest-earning assets(3)(4)	0.98%	0.83%	0.83%		0.41%		(0.71)%
Total shareholder return	9.82%	0.43%	32.38%		21.07%		(43.50)%
Common share information
Per share ($)
– basic earnings (loss)	$7.86	$6.79	$5.89		$2.65		$(5.89)
– reported diluted earnings (loss)(5)	7.85	6.71	5.87		2.65		(5.89)
– adjusted diluted earnings(1)	8.07	7.57	6.39		5.81		6.80
– dividends	3.64	3.51	3.48		3.48		3.48
– book value	37.48	32.88	32.17		28.96		29.40
Share price ($)
– high	78.56	85.49	79.50		69.30		99.81
– low	68.43	67.84	61.96		37.10		49.00
– closing	78.56	75.10	78.23		62.00		54.66
Shares outstanding (thousands)
– weighted-average basic	403,685	396,233	387,802		381,677		370,229
– weighted-average diluted	404,145	406,696	388,807		382,442		371,763
– end of period	404,485	400,534	392,739		383,982		380,805
Market capitalization ($ millions)	$31,776	$30,080	$30,724		$23,807		$20,815
Value measures
Dividend yield (based on closing share price)	4.6%	4.7%	4.4%		5.6%		6.4%
Reported dividend payout ratio	46.3%	51.7%	59.1%		>100%		n/m
Adjusted dividend payout ratio(1)	45.1%	46.3%	54.4%		59.8%		50.8%
Market value to book value ratio	2.10	2.28	2.43		2.14		1.86
On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities	$70,061	$65,437	$89,660		$84,583		$88,130
Loans and acceptances, net of allowance	252,732	248,409	184,576		175,609		180,323
Total assets	393,385	383,758	352,040		335,944		353,930
Deposits	300,344	289,220	246,671		223,117		232,952
Common shareholders’ equity	15,160	13,171	12,634		11,119		11,200
Average assets	397,382	394,527	345,943		350,706		344,865
Average interest-earning assets(3)	341,053	347,634	294,428		285,563		292,159
Average common shareholders’ equity	14,442	12,145	11,772		10,731		11,261
Assets under administration(6)	1,445,870	1,317,799	1,260,989		1,135,539		1,047,326
Balance sheet quality measures
Risk-weighted assets ($ billions)(7)	$115.2	$110.0	$106.7		$117.3		$117.9
Tangible common equity ratio(1)(7)	11.6%	11.4%	9.9%		7.6%		7.5%
Tier 1 capital ratio(7)	13.8%	14.7%	13.9%		12.1%		10.5%
Total capital ratio(7)	17.3%	18.4%	17.8%		16.1%		15.4%
Other information
Retail/wholesale ratio(1)(8)	77%/23%	77%/23%	74%/26%		69%/31%		64%/36%
Full-time equivalent employees(9)	42,595	42,239	42,354		41,941		43,293

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	Under IFRS, the ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses. The provision for credit losses on impaired loans includes provision for: individual allowance; collective allowance on personal, scored small business loans and mortgages that are greater than 90 days delinquent; and net credit card write-offs. Under Canadian GAAP, the ratio was calculated as the specific provision for credit losses, including losses on securitized portfolio, to the total loans and acceptances net of allowance for credit losses (on a managed basis).

(3)	Average interest-earning assets include interest-bearing deposits with banks, securities, securities borrowed or purchased under resale agreements, and loans net of allowances.

(4)	Net income expressed as a percentage of average assets or average interest-earning assets.

(5)	In the case of a loss, the effect of stock options potentially exercisable on diluted EPS is anti-dilutive; therefore, basic and diluted EPS will be the same.

(6)	Includes the full contract amount of assets under administration or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(7)	Capital measures for 2011 are under Canadian GAAP and have not been restated for IFRS.

(8)	For the purposes of calculating this ratio, Retail includes Retail and Business Banking, Wealth Management, and International banking operations (reported as part of Corporate and Other). The ratio represents the amount of economic capital attributed to these businesses as at the end of the period.

(9)	Full-time equivalent headcount is a measure that normalizes the number of full-time and part-time employees, base plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given year.

n/m	Not meaningful.

CIBC 2012 ANNUAL REPORT	11

Management’s discussion and analysis

2012 Financial results

Reported net income for the year was $3,339 million, compared to $2,878 million in 2011. Reported diluted EPS for the year was $7.85, compared to $6.71 in 2011. Adjusted diluted EPS(1) for the year was $8.07, compared to $7.57 for 2011.

2012

Net income was affected by the following items of note:

•	$57 million ($32 million after-tax) loan losses in our exited U.S. leveraged finance portfolio;
•	$37 million ($35 million after-tax) gain relating to an equity-accounted investment in our Wealth Management strategic business unit (SBU);
•	$33 million ($24 million after-tax) loss relating to the change in valuation of collateralized derivatives to an overnight index swap (OIS) basis;
•	$30 million ($25 million after-tax) amortization of intangible assets;
•	$28 million ($16 million after-tax) hedge accounting loss on leveraged leases;
•

$24 million ($19 million after-tax) gain on sale of interests in entities in relation to the acquisition of TMX Group Inc. (TMX Group) by Maple Group Acquisition Corporation (Maple), net of associated expenses; and

•	$20 million ($15 million after-tax) loss from the structured credit run-off business.

The above items of note increased revenue by $9 million, provision for credit losses by $53 million, non-interest expenses by $63 million, and decreased income tax expense by $49 million. In aggregate, these items of note decreased net income by $58 million.

In addition, net income attributable to common shareholders was also affected by the following item of note:

•	$30 million premium paid on preferred share redemptions.

2011

Net income was affected by the following items of note:

•	$203 million goodwill impairment relating to FirstCaribbean International Bank Limited (CIBC FirstCaribbean);
•	$178 million ($128 million after-tax) loss from the structured credit run-off business;
•	$90 million ($65 million after-tax) loss from mark-to-market (MTM) volatility prior to the establishment of accounting hedges on securitized mortgages and funding liabilities;
•	$90 million ($46 million after-tax) gain on sale of a merchant banking investment, net of associated expenses;
•	$76 million ($55 million after-tax) reduction in the collective allowance recognized in Corporate and Other;
•	$37 million after-tax gain on the sale of CIBC Mellon Trust Company’s (CMT) Issuer Services business;
•	$35 million ($28 million after-tax) amortization of intangible assets; and
•	$25 million ($18 million after-tax) loan loss in our exited European leveraged finance business.

The above items of note decreased revenue by $21 million, provision for credit losses by $51 million, increased non-interest expenses by $358 million, and decreased income tax expense by $24 million. In aggregate, these items of note decreased net income by $304 million.

In addition, net income attributable to common shareholders was also affected by the following item of note:

•	$12 million premium paid on preferred share redemptions.

Net interest income and margin

$ millions, for the year ended October 31	2012	2011
Average interest-earning assets	$ 341,053	$ 347,634
Net interest income	7,494	7,062
Net interest margin on average interest-earning assets	2.20%	2.03%

Net interest income was up $432 million or 6% from 2011, primarily due to higher trading and treasury related net interest income and volume growth across most retail products, partially offset by narrower spreads. The current year included a hedge accounting loss on leveraged leases shown as an item of note above, while the prior year included interest income on tax reassessments.

Additional information on net interest income and margin is provided in the “Supplementary annual financial information” section.

(1)	For additional information, see the “Non-GAAP measures” section.

12	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Non-interest income

$ millions, for the year ended October 31	2012	2011
Underwriting and advisory fees	$ 438	$ 514
Deposit and payment fees	775	756
Credit fees	418	379
Card fees	619	609
Investment management and custodial fees	424	411
Mutual fund fees	880	849
Insurance fees, net of claims	335	320
Commissions on securities transactions	402	496
Trading income (loss)	(115)	44
AFS securities gains (losses), net	264	397
FVO gains (losses), net	(32)	(7)
Foreign exchange other than trading	91	204
Income from equity-accounted associates and joint ventures	160	111
Other	396	290
	$ 5,055	$ 5,373

Non-interest income was down $318 million or 6% from 2011.

Underwriting and advisory fees were down $76 million or 15%, primarily due to lower advisory fees and equity new issuance revenue.

Credit fees were up $39 million or 10%, primarily due to higher committed corporate lending facilities.

Commissions on securities transactions were down $94 million or 19%, primarily due to lower trading volumes.

Trading loss was $115 million compared to income of $44 million in 2011. See the “Trading activities” section which follows for further details.

Available-for-sale (AFS) securities gains, net, were down $133 million or 34%, primarily due to a gain on sale of a merchant banking investment in the prior year shown as an item of note above.

Designated at fair value (FVO) losses, net, were up $25 million, primarily due to losses in our structured credit run-off business compared to gains in the prior year.

Foreign exchange other than trading was down $113 million or 55%, largely driven by higher losses on economic hedging activities.

Income from equity-accounted associates and joint ventures was up $49 million or 44%, primarily due to income from our proportionate share in American Century Investments (included from September 1, 2011) including a gain related to this equity-accounted investment shown as an item of note above. Partially offsetting this increase was a gain on sale of CMT’s Issuer Services business included in the prior year, also shown as an item of note.

Other was up $106 million or 37%. The prior year included an item of note related to accounting hedges and the current year included a gain on sale of interest in an entity in relation to the acquisition of TMX Group by Maple, also shown as an item of note.

Trading activities (TEB)

$ millions, for the year ended October 31	2012	2011
Trading income consists of:
Net interest income(1)	$930	$519
Non-interest income	(115)	44
	$815	$563
Trading income by product line:
Interest rates	$179	$162
Foreign exchange	290	276
Equities(1)	235	208
Commodities	52	43
Structured credit	7	(136)
Other	52	10
	$815	$563

(1)	Includes taxable equivalent basis (TEB) adjustment of $280 million (2011: $187 million) reported within Wholesale Banking. See “Strategic business units” section for further details.

Trading income was higher by $252 million or 45%, primarily driven by income in the structured credit run-off business, compared to a loss in the prior year, and higher tax-exempt revenue and interest rate trading income in the current year, partially offset by the change in valuation of collateralized derivatives to an OIS basis noted above.

Net interest income comprises interest and dividends relating to financial assets and liabilities associated with trading activities, net of interest expense and interest income associated with funding these assets and liabilities. Non-interest income includes realized and unrealized gains and losses on securities held-for-trading and income relating to changes in fair value of derivative financial instruments. Trading activities and related risk management strategies can periodically shift income between net interest income and non-interest income. Therefore, we view total trading revenue as the most appropriate measure of trading performance.

CIBC 2012 ANNUAL REPORT	13

Management’s discussion and analysis

Provision for credit losses

$ millions, for the year ended October 31	2012	2011
Retail and Business Banking	$1,080	$1,096
Wealth Management	–	4
Wholesale Banking	142	47
Corporate and Other	69	(3)
	$1,291	$1,144

The provision for credit losses was up $147 million or 13% from 2011. In Retail and Business Banking, provisions were down due to higher recoveries, lower bankruptcies and write-offs in the cards portfolio, partially offset by higher provisions in the personal and business lending portfolios. In Wholesale Banking, provisions were up mainly due to higher losses in U.S. real estate finance and the exited U.S. leveraged finance portfolios. In Corporate and Other, provisions were up due to higher losses in CIBC FirstCaribbean. There were lower net provision reversals related to the collective allowance reported in Corporate and Other compared with the prior year.

Non-interest expenses

$ millions, for the year ended October 31	2012	2011
Employee compensation and benefits
Salaries	$2,285	$2,245
Performance-based compensation	1,236	1,261
Benefits	523	546
	4,044	4,052
Occupancy costs	697	667
Computer, software and office equipment	1,022	989
Communications	304	296
Advertising and business development	233	213
Professional fees	174	178
Business and capital taxes	50	38
Other	691	1,053
	$7,215	$7,486

Non-interest expenses decreased by $271 million or 4% from 2011.

Employee compensation and benefits decreased by $8 million due to lower performance-based compensation and benefits, partially offset by higher salaries.

Occupancy costs increased by $30 million or 4%, mainly due to higher rental expenses.

Computer, software and office equipment increased by $33 million or 3%, and Advertising and business development increased by $20 million or 9%, primarily due to higher spending on strategic business initiatives.

Other decreased by $362 million or 34%, primarily due to the goodwill impairment charge relating to CIBC FirstCaribbean and expenses relating to the sale of a merchant banking investment in the prior year, both shown as items of note above, and operational efficiencies during the current year.

Taxes

$ millions, for the year ended October 31	2012	2011
Income tax expense	$704	$927
Indirect taxes(1)
GST, HST and sales taxes	321	316
Payroll taxes	192	189
Capital taxes	33	26
Property and business taxes	50	45
Total indirect taxes	596	576
Total taxes	$1,300	$1,503
Income taxes as a percentage of net income before taxes	17.4%	24.4%
Total taxes as a percentage of net income before deduction of total taxes	28.0%	34.3%

(1)	Certain amounts in the table are based on a paid or payable basis and do not factor in capitalization and subsequent amortization.

Income taxes include those imposed on CIBC as a Canadian legal entity, as well as on our domestic and foreign subsidiaries. Indirect taxes comprise goods and services tax (GST), harmonized sales tax (HST), and sales, payroll, capital, property and business taxes. Indirect taxes are included in non-interest expenses.

Total income and indirect taxes were down $203 million from 2011.

Income tax expense was $704 million, compared to $927 million in 2011. This change was primarily due to higher tax-exempt income, a lower statutory income tax rate, and a decrease in the relative proportion of income subject to higher rates of income tax. The prior year included the CIBC FirstCaribbean goodwill impairment which was not tax-effected.

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation and on December 21, 2011 (and reconfirmed on July 5, 2012), in connection with a motion by CIBC to strike the Crown’s replies, the Tax Court of Canada struck certain portions of the replies and directed the Crown to submit amended replies. Both the Crown and CIBC appealed the ruling to the Federal Court of Appeal, and the appeal was heard on November 21, 2012. A decision has not yet been rendered.

14	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $183 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $865 million and non-deductible interest of approximately $124 million.

The statutory income tax rate applicable to CIBC as a legal entity was 26.5% in 2012. The rate will be 26.2% in 2013 and beyond.

For a reconciliation of our income taxes in the consolidated statement of income with the combined Canadian federal and provincial income tax rate, see Note 20 to the consolidated financial statements.

Foreign exchange

The estimated impact of U.S. dollar translation on key lines of our consolidated statement of income, as a result of changes in average exchange rates, are as follows:

$ millions, for the year ended October 31	2012 vs. 2011	2011 vs. 2010
Estimated increase (decrease) in:
Total revenue	$27	$(102)
Provision for credit losses	5	(7)
Non-interest expense	12	(52)
Income taxes	–	(8)
Net income	$10	$(35)
Average US$ appreciation (depreciation) relative to C$	2%	(6)%

Significant events

Investment in TMX Group Limited

CIBC completed funding of its $194 million equity commitment in Maple. The equity commitment from CIBC, and other investors, coupled with CIBC’s participation in a $1.9 billion syndicated credit facility, provided the necessary financing to support Maple’s acquisition of 80% of the outstanding shares of TMX Group. On September 14, 2012, Maple completed the acquisition of the remaining 20% of outstanding TMX Group shares in a one-for-one exchange for Maple shares.

Maple also acquired 100% of Alpha Trading Systems Inc., Alpha Trading Systems Limited Partnership and The Canadian Depository for Securities Limited during the fourth quarter. CIBC recognized a combined gain, net of associated expenses, of $24 million ($19 million after-tax) on the sale of its interests in these entities.

Maple was subsequently renamed “TMX Group Limited”.

As a result of the above, CIBC owns 6.7% of TMX Group Limited and has a nominee on its board of directors. CIBC follows the equity method to account for this investment, and our share in the results of TMX Group Limited is included in the Wholesale Banking SBU for the period subsequent to the acquisition.

Acquisition of Griffis & Small, LLC

On August 31, 2012, CIBC completed the acquisition of the business of Griffis & Small, LLC, a Houston-based energy advisory firm specializing in acquisitions and divestitures in the exploration and production sector. The acquired business has been consolidated from the date of close and the results of the acquired business are included in the Wholesale Banking SBU for the period subsequent to the acquisition.

Acquisition of MFS McLean Budden

On September 7, 2012, CIBC completed the acquisition of the private wealth management business of MFS McLean Budden, which has approximately $1.4 billion in assets under management for high-net-worth individuals and families, endowments and foundations. The acquired business has been consolidated from the date of close and the results of the acquired business are included in the Wealth Management SBU for the period subsequent to the acquisition.

FirstLine mortgages

CIBC announced that effective July 31, 2012, we are no longer accepting mortgages through the broker mortgage channel under the FirstLine brand. Existing FirstLine clients are being offered a CIBC brand mortgage upon renewal, which is consistent with Retail and Business Banking’s strategy of deepening client relationships. Revenue from FirstLine has been reclassified from Personal banking to Other within Retail and Business Banking, retroactively. Revenue from renewals into CIBC brand is included within Personal banking.

Private wealth management (Asia)

CIBC entered into a definitive agreement in the second quarter to sell our stand-alone Hong Kong and Singapore-based private wealth management business. This niche advisory and brokerage business, included in International banking within Corporate and Other, provides private banking services to a small number of high-net-worth individuals in the Asia-Pacific region and had assets under management of approximately $2 billion as at October 31, 2012. The deal is subject to certain closing conditions and regulatory approvals and is expected to close in the first quarter of 2013. CIBC’s other businesses in Asia are unaffected by this transaction.

Outlook for calendar year 2013

Moderate economic growth is likely to continue in both Canada and the U.S. in 2013. Real GDP gains are likely to be in the vicinity of 2% in both Canada and U.S. in the face of soft growth overseas, and ongoing fiscal tightening. We expect European governments will prevent sovereign debt troubles from spilling over into a larger Eurozone banking crisis but fiscal tightening will result in very weak growth in Europe. In the U.S., improving household credit fundamentals and continued recovery in home building will help offset the drag from tighter fiscal policy, although the degree of tax increases and spending cuts remains to be determined.

Canada’s economy will benefit from a modest pick-up in global economic conditions, but will see somewhat less robust domestic demand. Government spending will remain a slight negative for growth as fiscal tightening continues. Consumer demand will be supported by ongoing job creation, but will be held close to income gains as the appetite for credit is held in check by existing high debt levels, even with the Bank of Canada avoiding interest rate increases through 2013. Housing will turn from a strong growth contributor to a slight negative over the course of the year as the impact of softer sales shows up in a modest retreat in construction activity.

CIBC 2012 ANNUAL REPORT	15

Management’s discussion and analysis

Retail and Business Banking is expected to face slightly slower growth in demand for mortgages, while consumer credit demand could continue to see limited growth. Demand for business credit should decelerate to a still healthy growth rate. Slightly slower economic growth is unlikely to result in deterioration in household credit quality, with the unemployment rate holding nearly steady.

Wealth Management should see an improvement in demand for equities and other risk assets over the course of 2013 as global uncertainties are gradually resolved.

Wholesale Banking should benefit from a healthy pace of bond issuance with provincial governments remaining heavy borrowers and businesses continue to take advantage of low interest rates. Equity issuance could improve over the course of the year as global growth uncertainties are gradually resolved, a trend that should also support merger activity. Corporate credit demand should be supported by growth in capital spending, although the public debt market and internal cash flows will be a competitive source of funding.

Fourth quarter review

	$ millions, except per share amounts, for the three months ended	2012				2011
		Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
	Revenue
	Retail and Business Banking	$2,036	$2,085	$2,004	$2,029	$2,076	$2,035	$1,932	$2,002
	Wealth Management	420	401	418	435	396	404	420	416
	Wholesale Banking(1)	575	527	463	495	561	503	477	517
	Corporate and Other(1)	128	136	199	198	162	189	186	159
	Total revenue	$3,159	$3,149	$3,084	$3,157	$3,195	$3,131	$3,015	$3,094
	Net interest income	$2,016	$1,883	$1,753	$1,842	$1,776	$1,785	$1,731	$1,770
	Non-interest income	1,143	1,266	1,331	1,315	1,419	1,346	1,284	1,324
	Total revenue	3,159	3,149	3,084	3,157	3,195	3,131	3,015	3,094
	Provision for credit losses	328	317	308	338	306	310	245	283
	Non-interest expenses	1,829	1,831	1,764	1,791	1,920	2,005	1,756	1,805
	Income before taxes	1,002	1,001	1,012	1,028	969	816	1,014	1,006
	Income taxes	150	160	201	193	212	225	247	243
	Net income	$852	$841	$811	$835	$757	$591	$767	$763
	Net income attributable to:
	Non-controlling interests	2	2	1	3	3	2	3	3
	Equity shareholders	850	839	810	832	754	589	764	760
Earnings per share	– basic	$2.02	$2.00	$1.90	$1.94	$1.80	$1.35	$1.83	$1.82
	– diluted	$2.02	$2.00	$1.90	$1.93	$1.79	$1.33	$1.80	$1.80

(1)	Starting in the third quarter of 2012, Wholesale Banking revenue and income taxes are reported on a taxable equivalent basis (TEB) with an equivalent offset in the revenue and income taxes of Corporate and Other.

Compared with Q4/11

Net income was up $95 million or 13% from the fourth quarter of 2011.

Net interest income was up $240 million or 14%, primarily due to higher trading-related net interest income and volume growth across most retail products, partially offset by lower treasury-related net interest income.

Non-interest income was down $276 million or 19%, primarily due to higher trading losses, including the loss relating to the change in valuing collateralized derivatives shown as an item of note above. The current quarter included a gain on sale of interests in relation to the acquisition of TMX Group by Maple, while the prior year quarter included a gain on sale of a merchant banking investment, both shown as items of note above.

Non-interest expenses were down by $91 million or 5%, primarily due to lower employee compensation and benefits. The prior year quarter included expenses relating to the sale of a merchant banking investment as discussed above.

Provision for credit losses was up $22 million or 7%. In Retail and Business Banking, provisions were down due to lower write-offs and higher recoveries in the cards portfolio, partially offset by higher losses in the business lending portfolio. In Wholesale Banking, provisions were up mainly due to higher losses in the exited U.S. leveraged finance portfolio, partially offset by lower losses in the exited European leveraged finance portfolio. In Corporate and Other, provisions were down due to lower losses in CIBC FirstCaribbean. There were lower net provision reversals related to the collective allowance reported in Corporate and Other compared with the same quarter in the prior year.

Income tax expense was down by $62 million or 29%, primarily due to higher tax-exempt income, an increase in the relative proportion of income taxed at lower income tax rates, and a lower statutory income tax rate.

Compared with Q3/12

Net income was up $11 million or 1% from the prior quarter.

Net interest income was up $133 million or 7%, primarily due to higher trading-related net interest income, partially offset by lower treasury-related net interest income.

Non-interest income was down $123 million or 10%, primarily due to higher trading losses, including the loss relating to the change in valuing collateralized derivatives noted above. The current quarter included a gain on sale of interests in relation to the acquisition of TMX Group by Maple noted above.

Non-interest expenses were comparable to the prior quarter.

Provision for credit losses was up $11 million or 3%. In Retail and Business Banking, provisions were down due to lower write-offs in the cards portfolio, as well as lower losses in the personal and business lending portfolios, partially offset by higher losses in residential mortgages. In Wholesale Banking, provisions were up due to higher losses in the exited U.S. leveraged finance portfolio, partially offset by lower losses in U.S. real estate finance and the Canadian credit portfolio. In Corporate and Other, provisions were down due to lower losses in CIBC FirstCaribbean. The net provisions related to the collective allowance in Corporate and Other were comparable to the prior quarter.

Income tax expense was down $10 million or 6%, primarily due to higher tax-exempt income.

Quarterly trend analysis

Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management, and wholesale banking activities.

Revenue

Retail and Business Banking revenue has benefitted from volume growth across most retail products, offset to some extent by spread compression and attrition in our exited FirstLine mortgages (see “Strategic business units overview” section for additional details).

16	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Wealth Management revenue has benefitted from continued strong net sales of long-term mutual funds and higher average assets under management, partially offset by weaker retail brokerage trading activity. Income from our proportionate share in American Century Investments (ACI) is included from September 1, 2011 and a gain related to this equity-accounted investment was included in the first quarter of 2012.

Wholesale Banking revenue is influenced to a large extent by capital market conditions. Revenue has been adversely affected by losses in the structured credit run-off business up to the third quarter of 2012, while the fourth quarter included a gain. The second quarter of 2012 included the hedge accounting loss on leveraged leases. The fourth quarter of 2012 included a gain on sale of interests in entities in relation to the acquisition of TMX Group by Maple and a loss relating to the change in valuation of collateralized derivatives to an OIS basis.

Corporate and Other revenue included the gain on the sale of CMT’s Issuer Services business in the first quarter of 2011. The first quarter of 2011 also included losses from MTM volatility prior to the establishment of accounting hedges on securitized mortgages and funding liabilities. The second half of 2012 included lower unallocated treasury revenue.

Provision for credit losses

The provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolios. Losses in the cards and personal lending portfolios improved in 2012. Wholesale Banking provisions declined in the first three quarters of 2011, while the fourth quarter had higher losses in the exited European leveraged finance portfolio. 2012 had higher losses in U.S. real estate finance and the exited U.S. leveraged finance portfolio.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee compensation and benefits, and pension expense. An impairment loss relating to CIBC FirstCaribbean goodwill was recognized in the third quarter of 2011.

Income taxes

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items. Tax-exempt income has been trending higher since the first quarter of 2011. The above-noted impairment loss relating to CIBC FirstCaribbean goodwill was not tax-effected.

Review of 2011 financial performance (Canadian GAAP)

$ millions, for the year ended October 31		Retail and Business Banking	Wealth Management	Wholesale Banking(1)	Corporate and Other(1)	CIBC Total
2011	Net interest income	$5,882	$179	$921	$(632)	$6,350
	Non-interest income	1,800	1,740	1,143	1,216	5,899
	Intersegment revenue	283	(283)	–	–	–
	Total revenue	7,965	1,636	2,064	584	12,249
	Provision for credit losses	1,072	4	32	(267)	841
	Non-interest expenses	4,062	1,241	1,198	849	7,350
	Income before taxes and non-controlling interests	2,831	391	834	2	4,058
	Income taxes	706	112	268	(117)	969
	Non-controlling interests	–	–	1	9	10
	Net income	$2,125	$279	$565	$110	$3,079
2010	Net interest income	$5,475	$160	$704	$(135)	$6,204
	Non-interest income	1,829	1,588	1,063	1,401	5,881
	Intersegment revenue	269	(269)	–	–	–
	Total revenue	7,573	1,479	1,767	1,266	12,085
	Provision for credit losses	1,186	1	88	(229)	1,046
	Non-interest expenses	3,842	1,163	1,147	875	7,027
	Income before taxes and non-controlling interests	2,545	315	532	620	4,012
	Income taxes	702	90	178	563	1,533
	Non-controlling interests	–	–	12	15	27
	Net income	$1,843	$225	$342	$42	$2,452

(1)	Starting in 2012, Wholesale Banking revenue and income taxes are reported on a TEB basis with an equivalent offset in the revenue and income taxes of Corporate and Other. Information relating to 2011 and 2010 has been reclassified accordingly.

The following discussion provides a comparison of our results of operations for the years ended October 31, 2011 and 2010 on a Canadian GAAP basis.

Overview

Net income for 2011 was $3,079 million, compared to $2,452 million in 2010. The increase in net income was primarily due to lower income tax expense. Increase in revenue and lower provision for credit losses were mostly offset by higher non-interest expenses.

Revenue by segments

Retail and Business Banking

Revenue was up $392 million or 5% from 2010, primarily due to volume growth across most lines of business, and higher treasury allocations and fees, partially offset by narrower spreads.

Wealth Management

Revenue was up $157 million or 11% from 2010, primarily due to higher revenue from retail brokerage and asset management.

CIBC 2012 ANNUAL REPORT	17

Management’s discussion and analysis

Wholesale Banking

Revenue was up $297 million or 17% from 2010, primarily due to higher merchant banking gains, corporate credit and advisory revenue, higher equity sales and new issuance revenue and lower losses in the structured credit run-off business, partially offset by lower revenue from fixed income and U.S. real estate finance. Revenue in 2011 included the favourable impact of a higher TEB adjustment.

Corporate and Other

Revenue was down $682 million or 54% from 2010, mainly due to lower foreign exchange gains on capital repatriation activities and higher losses related to securitization activities, and lower gains on sale of AFS securities. These were partially offset by higher unallocated treasury revenue, the gain on sale of CMT’s Issuer Services business, and higher interest income on tax reassessments. Revenue in 2011 included the unfavourable impact of a higher TEB adjustment discussed above.

Consolidated CIBC

Net interest income

Net interest income was up $146 million or 2% from 2010, primarily due to volume growth in most retail products, including the impact of the acquisition of the MasterCard portfolio completed on September 1, 2010, partially offset by narrower spreads. In addition, trading-related net interest income was higher in 2011. These factors were partially offset by lower interest income from CIBC FirstCaribbean, lower treasury-related net interest income, and lower interest income on tax reassessments.

Non-interest income

Non-interest income was up $18 million or less than 1% from 2010. Higher income from securitized assets, higher mutual fund, underwriting and advisory fees, and lower losses related to the structured credit run-off business were largely offset by lower foreign exchange gains on capital repatriation activities, and lower card fees.

Provision for credit losses

The provision for credit losses was down $205 million or 20% from 2010. Specific provision for credit losses in consumer portfolios was down $181 million mainly due to lower write-offs across most products and the favourable impact of higher credit card securitizations in 2011. This was partially offset by losses arising from the acquired MasterCard portfolio. Specific provision for credit losses in the business and government lending portfolios was down $95 million, primarily due to the improvement in credit quality of our portfolios in Canada and in our U.S. real estate finance business, partially offset by higher provisions in CIBC FirstCaribbean and in our exited leveraged finance business in Europe.

The change in general provision for credit losses was unfavourable by $71 million from 2010. This was primarily due to a slowing improvement in the Visa cards portfolio compared to 2010, partially offset by a decrease in provision in the personal loans portfolio.

Non-interest expenses

Non-interest expenses increased by $323 million or 5% from 2010, primarily due to higher employee compensation and benefits, partially offset by lower business and capital taxes, and professional fees. The servicing fees in relation to the acquisition of the MasterCard portfolio and expenses related to the sale of a merchant banking investment also contributed to the increase in 2011.

Income taxes

Income tax expense was $969 million, compared to $1,533 million in 2010. This change was primarily due to higher income tax expense in 2010 related to foreign exchange gains on capital repatriation activities. Also, income tax expense was favourably impacted in 2011 by higher tax-exempt income and a lower domestic statutory income tax rate.

18	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance.

Adjusted measures

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted results remove items of note from reported results and are used to calculate our three adjusted measures noted below. Items of note include the results of our structured credit run-off business, the amortization of intangibles and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitate a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.

We also adjust our results to gross up tax-exempt revenue on certain securities to a TEB basis, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue.

Adjusted diluted EPS

We adjust our reported diluted EPS to remove the impact of items of note, net of taxes, and any other item specified in the table on the following page.

Adjusted efficiency ratio

We adjust our reported revenue and non-interest expenses for the impact of items of note and gross up tax-exempt revenue to bring it to a TEB basis, as applicable.

Adjusted dividend payout ratio

We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of taxes, to calculate adjusted dividend payout ratio.

Economic capital

Economic capital provides the financial framework to evaluate the returns of each SBU, commensurate with risk assumed.

Economic capital is an estimate of the amount of equity capital required by the businesses to absorb losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises a number of key risk types including credit, strategic, operational, investment, and market. The economic capital methodologies that we employ quantify the level of inherent risk within our products, clients, and business lines, as required. The difference between our total equity capital and economic capital is held in Corporate and Other.

There is no comparable GAAP measure for economic capital.

Economic profit

Net income attributable to equity shareholders, adjusted for a charge on economic capital, determines economic profit. This measures the return generated by each SBU in excess of our cost of capital, thus enabling users of our financial information to identify relative contributions to shareholder value.

Segmented return on equity

We use return on equity (ROE) on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While ROE for total CIBC provides a measure of return on common equity, ROE on a segmented basis provides a similar metric relating to the economic capital allocated to the segments. As a result, segmented ROE is a non-GAAP measure.

Tangible common equity

Tangible common equity (TCE) comprises the sum of common share capital excluding short trading positions in our own shares, retained earnings, contributed surplus, non-controlling interests, and accumulated other comprehensive income (AOCI), less goodwill and intangible assets other than software. The TCE ratio is calculated by dividing TCE by risk-weighted assets (RWAs).

Managed loans

Under Canadian GAAP, securitized loans were removed from the consolidated balance sheet upon sale. Loans on a managed basis included securitization inventory as well as loans and securities sold. We used this measure to evaluate the credit performance and the overall financial performance of the underlying loans.

CIBC 2012 ANNUAL REPORT	19

Management’s discussion and analysis

The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

		IFRS		Canadian GAAP
$ millions, as at or for the year ended October 31		2012	2011	2010	2009	2008
Reported and adjusted diluted EPS
Reported net income (loss) attributable to diluted common shareholders	A	$3,173	$2,728	$2,283	$1,012	$(2,179)
Adjusting items:
After-tax impact of items of note(1)		88	316	200	1,209	4,709
Dividends on convertible preferred shares(2)		–	(38)	–	–	–
Adjusted net income attributable to diluted common shareholders(3)	B	$3,261	$3,006	$2,483	$2,221	$2,530
Reported diluted weighted-average common shares outstanding (thousands)	C	404,145	406,696	388,807	382,442	371,763
Removal of impact of convertible preferred shares (thousands)(2)		–	(9,609)	–	–	–
Adjusted diluted weighted-average shares outstanding (thousands)(3)	D	404,145	397,087	388,807	382,442	371,763
Reported diluted EPS ($)	A/C	$7.85	$6.71	$5.87	$2.65	$(5.89)
Adjusted diluted EPS ($)(3)	B/D	8.07	7.57	6.39	5.81	6.80
Reported and adjusted efficiency ratio
Reported total revenue	E	$12,549	$12,435	$12,085	$9,928	$3,714
Adjusting items:
Pre-tax impact of items of note(1)		(9)	21	(291)	1,453	7,273
TEB		281	189	53	42	188
Adjusted total revenue(3)	F	$12,821	$12,645	$11,847	$11,423	$11,175
Reported non-interest expenses	G	$7,215	$7,486	$7,027	$6,660	$7,201
Adjusting items:
Pre-tax impact of items of note(1)		(63)	(358)	(99)	(72)	(309)
Adjusted non-interest expenses(3)	H	$7,152	$7,128	$6,928	$6,588	$6,892
Reported efficiency ratio	G/E	57.5%	60.2%	58.1%	67.1%	n/m
Adjusted efficiency ratio(3)	H/F	55.8%	56.4%	58.5%	57.7%	61.7%
Reported and adjusted dividend payout ratio
Reported net income (loss) attributable to common shareholders	I	$3,173	$2,690	$2,283	$1,012	$(2,179)
Adjusting items:
After-tax impact of items of note(1)		88	316	200	1,209	4,709
Adjusted net income attributable to common shareholders(3)	J	$3,261	$3,006	$2,483	$2,221	$2,530
Dividends paid to common shares	K	$1,470	$1,391	$1,350	$1,328	$1,285
Reported dividend payout ratio	K/I	46.3%	51.7%	59.1%	>100%	n/m
Adjusted dividend payout ratio(3)	K/J	45.1%	46.3%	54.4%	59.8%	50.8%
Loan loss ratio
Loans and acceptances (net of allowances for credit losses)				$184,576	$175,609	$180,323
Add: loans securitized				53,669	51,826	43,409
Managed loans and acceptances(3)	L			$238,245	$227,435	$223,732
Specific provision for credit losses				$1,201	$1,412	$700
Add: losses on securitized portfolio				135	193	140
Specific provision for credit losses on a managed basis(3)	M			$1,336	$1,605	$840
Loan loss ratio (on managed basis)(3)	M/L			0.56%	0.70%	0.38%

(1)	Reflects impact of items of note under “2012 Financial results” section and below.

(2)	We have irrevocably renounced by way of a deed poll, our right to convert the series 26, 27, and 29 non-cumulative Class A Preferred Shares (the Convertible Preferred Shares) into CIBC common shares, except in circumstances that would be a “Trigger Event” as described in the August 2011 Non-Viability Contingent Capital advisory issued by OSFI. By renouncing our conversion rights, the Convertible Preferred Shares are no longer dilutive subsequent to August 16, 2011, the date the conversion rights were renounced by CIBC. The impact of dilution prior to August 17, 2011 has been removed for the purposes of calculation of the adjusted diluted EPS.

(3)	Non-GAAP measure.

n/m	Not meaningful.

20	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Impact of the items of note in prior years (Canadian GAAP)

2010

Net income was affected by the following items of note:

•	$232 million ($161 million after-tax) loss from the structured credit run-off business;
•	$411 million ($117 million loss after-tax) of foreign exchange gains on capital repatriation activities;
•	$141 million ($98 million after-tax) reduction in the general allowance;
•	$25 million future tax asset write-down resulting from the enactment of lower Ontario corporate tax rates;
•	$30 million ($17 million after-tax) reversal of interest expense related to the favourable conclusion of prior years’ tax audits; and
•	$17 million ($12 million after-tax) negative impact of changes in credit spreads on MTM of credit derivatives in our corporate loan hedging program.

The above items of note increased revenue by $291 million, decreased provision for credit losses by $141 million, increased non-interest expenses by $99 million, and income tax expense by $533 million. In aggregate, these items of note decreased net income by $200 million.

2009

Net income was affected by the following items of note:

•	$1,003 million ($684 million after-tax) loss on the structured credit run-off business;
•	$265 million ($182 million after-tax) negative impact of changes in credit spreads on the MTM of credit derivatives in our corporate loan hedging program;
•	$164 million ($106 million after-tax) of valuation charges related to certain trading and AFS positions in exited and other run-off businesses;
•	$136 million ($81 million after-tax) of higher than normal losses and write-downs on our legacy merchant banking portfolios;
•	$107 million ($73 million after-tax) provision for credit losses in the general allowance;
•	$92 million ($51 million after-tax) MTM loss relating to interest-rate hedges for the leveraged lease portfolio that did not qualify for hedge accounting;
•	$83 million ($56 million after-tax) loan loss in our leveraged loan and other run-off portfolios;
•	$27 million ($18 million after-tax) of a higher litigation provision and other operational costs;
•

$26 million ($18 million after-tax) decrease in credit valuation adjustments (CVAs) against credit exposures to derivative counterparties, other than financial guarantors, on non-structured credit contracts;

•	$25 million ($17 million after-tax) interest income on income tax reassessments; and
•	$111 million ($7 million after-tax) of foreign exchange gains on capital repatriation activities.

The above items of note decreased revenue by $1,453 million, increased provision for credit losses by $190 million, non-interest expenses by $72 million, and decreased income tax expense by $506 million. In aggregate, these items of note decreased net income by $1,209 million.

2008

Net loss was affected by the following items of note:

•	$7,312 million ($4,925 million after-tax) loss on the structured credit run-off business;
•	$519 million positive impact of favourable tax-related items, including $486 million on recognition of an additional expected tax benefit relating to Enron-related litigation settlements;
•	$414 million ($279 million after-tax) positive impact of changes in credit spreads on the MTM of credit derivatives in our corporate loan hedging program;
•	$192 million ($130 million after-tax) of higher than normal severance accruals;
•	$177 million ($106 million after-tax) of higher than normal losses/write-downs on our merchant banking and other investment portfolios;
•	$125 million ($78 million after-tax) combined loss related to the sale of some of our U.S. businesses to Oppenheimer, and the exit of certain trading positions;
•	$106 million ($67 million after-tax) of losses and interest expense related to leveraged leases;
•	$75 million ($50 million after-tax) of CVA against credit exposures to derivatives counterparties, other than financial guarantors, on non-structured credit contracts;
•	$56 million ($38 million after-tax) increase in market valuation adjustments due to changes in valuation technique on other than structured credit positions; and
•	$47 million foreign exchange gain ($113 million loss after-tax) on the repatriation of capital and retained earnings.

The above items of note decreased revenue by $7,273 million, increased non-interest expenses by $309 million, and decreased income tax expense by $2,873 million. In aggregate, these items of note increased net loss by $4,709 million.

CIBC 2012 ANNUAL REPORT	21

Management’s discussion and analysis

Strategic business units overview

CIBC has three main strategic business units (SBUs) – Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by six functional groups – Technology and Operations; Corporate Development; Finance; Treasury; Administration; and Risk Management, which form part of Corporate and Other. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean; strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited; and other income statement and balance sheet items not directly attributable to the business lines.

FirstLine mortgages

Effective July 31, 2012, CIBC stopped accepting new mortgage applications through the FirstLine mortgages brand. Accordingly, the results of the exited FirstLine broker channel have been retroactively reclassified from Personal banking to Other within Retail and Business Banking.

Business unit allocations

Treasury activities impact the reported financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Once the interest and liquidity risk inherent in our customer-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The majority of the revenue from these Treasury activities is then allocated to the Other line of business within relevant SBUs. Treasury also allocates capital to the SBUs in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with SBU activities. Earnings on unallocated capital remain in Corporate and Other. We review our transfer pricing and treasury allocation methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

To measure and report the results of operations of the lines of business within our Retail and Business Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the lines of business and SBUs. Periodically, the sales and trailer commission rates paid to customer segments for certain products are revised and applied prospectively.

Non-interest expenses are attributed to the SBUs to which they relate based on appropriate criteria. Revenue, expenses, and other balance sheet resources related to certain activities are fully allocated to the lines of business within the SBUs.

The individual allowances and related provisions are reported in the respective SBUs. The collective allowances and related provisions are reported in Corporate and Other except for (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs. All allowances and related provisions for CIBC FirstCaribbean are reported in Corporate and Other.

Revenue, taxable equivalent basis

The SBUs evaluate revenue on a taxable equivalent basis. In order to arrive at the TEB amount, the SBUs gross up tax-exempt revenue on certain securities to a TEB basis, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue. Simultaneously, an equivalent amount is booked as an income tax expense resulting in no impact on net income of the SBUs. This measure enables comparability of revenue arising from both taxable and tax-exempt sources. The total TEB adjustments of the SBUs are offset in revenue and income tax expense in Corporate and Other.

22	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Retail and Business Banking

Retail and Business Banking provides clients across Canada with financial advice, products and services through a strong team of advisors and more than 1,100 branches, as well as our ABMs, mobile sales force, telephone banking, online and mobile banking.

Our business strategy

Retail and Business Banking has actively shifted its strategy to a client-centric focus with the objective of accelerating profitable revenue growth and enhancing the client experience across all of our channels.

Supporting our retail objectives are three strategic priorities:

1.	Deepen relationships with our clients
2.	Improve our sales and service capabilities
3.	Acquire and retain clients

2012 progress

We made good progress in 2012 against our strategic priorities.

Deepen client relationships	Improve our sales and service capabilities	Acquire and retain clients

•       We launched the CIBC Home Power Plan, combining the benefits of a traditional mortgage and a line of credit to give clients a long-term borrowing solution resulting in a deeper relationship with CIBC.

•       We launched the CIBC Total Banking Rebate to recognize and reward clients with fee discounts for building deeper relationships with us.

•       We introduced the Next Best Offer program in our client contact centres and branches to enable our frontline sales teams to better understand our clients’ needs and know the best offer based on their current holdings.

•       We were named the Best Commercial Bank in Canada by World Finance magazine for our strong client focus, clear commitment to building long-term client relationships, investment in infrastructure and strong management focus on strategic priorities.

•       We launched Break Away – an innovative leadership development program designed to help frontline leaders focus their teams on best practice activities in order to enhance the client experience and accelerate profitable revenue growth.

•       We implemented inter-branch banking capabilities for Small Business clients and launched the new cash management solution, CIBC Cash Management Online, to enhance the client experience.

•       We invested in a host of process improvements to increase responsiveness and enhance client experience.

•       We exited the FirstLine mortgage broker channel and are renewing FirstLine clients into CIBC branded mortgages where we have the opportunity to cross-sell and deepen client relationships.

•       Continuing our leadership in mobile innovations, we announced the first point-of-sale mobile credit card transaction in Canada in partnership with Rogers Communications. This new mobile payments functionality allows our clients to use their existing CIBC credit card through their smartphone to purchase goods.

•       We continued to invest in our branch network, with 28 new, relocated or expanded branches across the country this year and expanded hours of business. Now, more than half of our branches are open Saturdays and we have doubled the number of branches open Sundays and have extended our weekly hours in over 90% of our branches.

Our focus for 2013

Our strategic priorities remain the same for 2013. Our focus will be to:

•	Implement key initiatives that accelerate profitable revenue growth and enhance client experience
•	Continue to deepen client relationships by focusing on CIBC brand products and services
•	Leverage our multi-channel strategy with further investments in branches, mobile and online banking and our payments capabilities

2012 financial review

CIBC 2012 ANNUAL REPORT	23

Management’s discussion and analysis

Personal banking • 4% growth in funds managed • Strong growth in CIBC branded products at 5%, led by mortgage growth of 10% • Maintained #1 market share in cards
Business banking • 7% growth in funds managed • Business lending grew 7%, 10% excluding commercial mortgages • Strong growth of 8% in core business deposits

Results(1)

$ millions, for the year ended October 31	2012	2011
Revenue
Personal banking(2)	$6,309	$6,270
Business banking	1,501	1,411
Other(2)	344	364
Total revenue	8,154	8,045
Provision for credit losses	1,080	1,096
Non-interest expenses	4,059	4,034
Income before taxes	3,015	2,915
Income taxes	729	731
Net income	$2,286	$2,184
Net income attributable to:
Equity shareholders (a)	$2,286	$2,184
Efficiency ratio	49.8%	50.1%
Return on equity(3)	58.3%	64.2%
Charge for economic capital(3) (b)	$(507)	$(464)
Economic profit(3) (a+b)	$1,779	$1,720
Average assets ($ billions)	$253.2	$256.4
Full-time equivalent employees	21,857	21,658

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.

(2)	Results of FirstLine mortgages have been retroactively reclassified from Personal banking to Other.

(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income was up $102 million or 5% from 2011. Revenue increased as a result of volume growth across most retail products and higher fees, partially offset by narrower spreads. Non-interest expenses were higher and provision for credit losses was lower.

Revenue

Revenue was up $109 million or 1% from 2011.

Personal banking revenue was up $39 million or 1%, primarily due to volume growth in deposits and lending and higher fees, partially offset by lower spreads.

Business banking revenue was up $90 million or 6%, primarily due to volume growth across most products.

Other was down $20 million or 5%, primarily due to lower revenue relating to FirstLine mortgages.

Provision for credit losses

Provision for credit losses was down $16 million or 1% from 2011, primarily due to higher recoveries, lower bankruptcies and write-offs in the cards portfolio, partially offset by higher provisions in the personal and business lending portfolios.

Non-interest expenses

Non-interest expenses were up $25 million or 1% from 2011, mainly due to increased spending on strategic business initiatives, partially offset by operational efficiencies during the year.

Income taxes

Income tax expense was comparable to the prior year, as the favourable impact of the lower statutory tax rate was offset by the impact of higher income.

Average assets

Average assets were down $3.2 billion or 1% from 2011 due to run-off of the exited FirstLine mortgage channel and lower allocated treasury assets. Excluding the above two items, average assets grew by 6%.

24	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Wealth Management

Wealth Management provides relationship-based advisory services and an extensive suite of leading investment solutions to meet the needs of institutional, retail and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through nearly 1,500 advisors across Canada.

Our business strategy

In Wealth Management we seek to grow our business in Canada and internationally, particularly in the United States. This growth is supported by three strategic priorities:

1.	Attract and deepen client relationships
2.	Seek new sources of domestic assets
3.	Pursue acquisitions and investments

2012 progress

We made good progress in 2012 against our strategic priorities.

Attract and deepen client relationships	Seek new sources of domestic assets	Pursue acquisitions and investments

•       We are leveraging our investment performance momentum, enhancing products, and creating an integrated offer to build deeper, long-term relationships with our Wealth Management clients.

•       We are attracting new clients to our platform with innovative loyalty pricing through CIBC Investor’s Edge, our self directed brokerage, and specialized advisory services for our high net worth clients in CIBC Wood Gundy, our full service brokerage, and CIBC Private Wealth Management.

•       We continue to make investments to improve the client experience, including ongoing enhancements to our online brokerage website and advisory offer.

•       We are growing our domestic assets by attracting high quality advisors to our full service brokerage platform, CIBC Wood Gundy.

•       We are growing our institutional asset management client base and in 2012 added $1.9 billion to our institutional assets under management.

•       Our acquisition of the MFS McLean Budden private wealth management business added $1.4 billion in client assets and is well aligned with our risk appetite and approach to growing our domestic assets.

•       To complement our organic growth plans here in Canada, we seek opportunistic acquisitions and investments that align to our risk profile – similar to the acquisition of the MFS McLean Budden private wealth management business or last year’s investment in American Century Investments (ACI), a leading U.S.-based asset management company.

•       Our investment in ACI continues to generate solid results with positive net flows. This transaction was named Deal of the Year at the 19th Annual Mutual Fund Industry Awards for its impact on the mutual funds landscape.

Our focus for 2013

Our strategic priorities remain the same for 2013. Our focus next year will be to:

•	Further enhance the client experience by investing in advisory and financial planning capabilities, product innovation and technology enhancements
•	Continue to build distribution within the institutional client segment
•	Build scale in asset management and enhance our investment management capabilities

2012 financial review

CIBC 2012 ANNUAL REPORT	25

Management’s discussion and analysis

Retail brokerage • 5% growth in AUA – full service brokerage • 10% growth in AUA – self directed brokerage • CIBC Wood Gundy continues to have solid client satisfaction indicators

Asset management

•      11% growth in assets under management

•      Investment performance consistently amongst the Canadian leaders, as measured against median

•      Record net sales of long-term mutual funds of $3.9 billion

Private wealth management

•      Acquired the MFS McLean Budden private wealth management business, adding $1.4 billion in client assets

•      25% growth in funds managed (15% excluding MFS McLean Budden)

•      CIBC Private Investment Counsel is the fastest growing investment counselor amongst its peers, according to Investor Economics

26	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2012	2011
Revenue
Retail brokerage	$1,014	$1,082
Asset management	560	456
Private wealth management	100	98
Total revenue	1,674	1,636
Provision for credit losses	–	4
Non-interest expenses	1,232	1,241
Income before taxes	442	391
Income taxes	103	112
Net income	$339	$279
Net income attributable to:
Equity shareholders (a)	$339	$279
Efficiency ratio	73.6%	75.9%
Return on equity(2)	19.8%	31.7%
Charge for economic capital(2) (b)	$(214)	$(116)
Economic profit(2) (a+b)	$125	$163
Average assets ($ billions)	$4.0	$3.4
Assets under administration ($ billions)	$217.1	$202.9
Full-time equivalent employees	3,783	3,731

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.

(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income was up $60 million or 22% from 2011. Net income increased as a result of higher revenue in asset management from our proportionate share of income in ACI including a gain relating to this equity-accounted investment shown as an item of note, partially offset by lower revenue in retail brokerage.

Revenue

Revenue was up $38 million or 2% from 2011.

Retail brokerage revenue was down $68 million or 6%, primarily due to lower commissions from equity trading and new issuance activity.

Asset management revenue was up $104 million or 23%, primarily due to the income from our proportionate share in ACI including the item of note discussed above.

Private wealth management revenue was comparable to 2011.

Non-interest expenses

Non-interest expenses were down $9 million or 1% from 2011, mainly due to lower performance-based compensation, partially offset by higher salaries.

Income taxes

Income taxes were down $9 million or 8% from 2011, mainly due to a lower tax rate on the income from our proportionate share in ACI and the item of note discussed above.

Assets under administration

Assets under administration were up $14.2 billion or 7% from 2011, primarily due to record net sales of long-term mutual funds and higher average client assets.

CIBC 2012 ANNUAL REPORT	27

Management’s discussion and analysis

Wholesale Banking

Wholesale Banking provides a wide range of credit, capital markets, investment banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.

Our business strategy

Our strategic plan in Wholesale Banking is to grow our business in targeted industries within our defined risk appetite.

We expect to achieve this by focusing on three key priorities:

1.	Add the most value to our clients in Canada
2.	Serve our clients abroad
3.	Identify and export core capabilities

2012 progress

We made good progress in 2012 against our strategic priorities.

Add value to clients	Serve our clients abroad	Identify and export core capabilities

•       We continued to bring value to our clients by delivering a comprehensive integrated suite of wholesale banking products and services.

•       We also continued to strengthen client service through enhanced coverage and the delivery of strategic solutions across our business.

•       We are further strengthening our capital markets, corporate and investment banking presence in the United States, the United Kingdom, Asia and Australia to meet the needs of our clients who are increasingly doing business in these regions.

•       We reinforced our energy advisory business with the acquisition of Griffis & Small, LLC. The transaction supports CIBC’s strategy of targeted growth in businesses and geographies where we have strong existing client relationships and capabilities, and complements our energy-focused teams in Calgary, the U.S., the U.K. and Asia.

•       We are focusing on supporting our clients’ international activities in energy, commercial real estate, mining, infrastructure and power and utilities. These are areas where we have expertise and where our capabilities can be easily exported.

•       We are thoughtfully deploying resources, ensuring that we align our balance sheet, talent and capital to areas that support business growth and profitability.

Our focus for 2013

Our strategic priorities remain consistent and will be supported by our focus on:

•	Delivering an integrated suite of products and services through a strong client service model in Canada
•	Serving our clients abroad
•	Expanding and deepening client relationships in Energy, Commercial Real Estate, Mining, Infrastructure and Power & Utilities

2012 financial review

(1)	For additional information, see the “Non-GAAP measures” section.

28	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

We participated in a number of key transactions as:

•	Joint lead and lead coordinator on $15 billion of Canada Mortgage Bond offerings for Canada Housing Trust No. 1;
•	Financial advisor to the Maple Group on its $3.8 billion acquisition of the TMX Group, and acting as joint underwriter on the $1.9 billion acquisition financing to support the Maple Group;
•	Financial advisor and co-lead arranger to CGI on its acquisition of Logica for $3.3 billion;
•

Financial advisor to Starlight Investments on its acquisition of TransGlobe Apartment Real Estate Investment Trust for $2.3 billion, and acting as sole underwriter, arranger and bookrunner on $555 million of financings to support Starlight Investment Limited, PSPIB and Timbercreek Asset Management on their acquisition of TransGlobe Apartment REIT;

•	Exclusive financial advisor to Rogers Communications Inc. on its joint acquisition with Bell Canada of a 79.5% stake in Maple Leaf Sports & Entertainment for $1.3 billion;
•	Joint bookrunner on two bought deals for Crescent Point Energy Corp. raising a total of $1.2 billion;
•	Bookrunner on a wide variety of investment grade and high yield credits across several industry sectors, including $3.0 billion of senior unsecured notes for Wells Fargo Canada Corporation;
•	Joint lead and bookrunner on 10 US$ bond offerings for Canadian provinces, raising a total of US$11.9 billion; and
•	Other large equity offerings included a $601 million financing by Fortis Inc., a $237 million financing by Intact Financial Corporation, and a $277 million financing by Detour Gold Corporation.

Capital markets

•      CIBC was ranked among the leading FX providers globally, and was also ranked a top bank in Canadian dollar service in the FX Week Best Bank Awards 2012

•      Ranked #1 among Canadian prime brokers by Global Custodian Prime Brokerage Survey and ranked #2 provider of Canadian equity research, according to the latest Brendan Wood International survey

•      Ranked #2 in market share in fees for Equity Capital Markets by Brendan Wood International

•      Ranked #1 by deal count and #2 by volume in bond underwriting

•      Acted as bookrunner on three of the top five equity issuances

•      Ranked #1 underwriter in Canadian dollar-denominated debt for governments in Canada, and also ranked #1 underwriter in US$ debt for Canadian governments – a first for CIBC

Corporate and investment banking

•      Ranked #1 Investment Bank in terms of breadth of client relationships in 2012, up from #4 a year ago by Greenwich Associates

•      Ranked #1 overall in loan syndication by number of deals and #2 by volume

•      Maintained Canadian lending market share, global authorized loan commitments up by 22%

•      Continued to expand our footprint in industry sectors and subsectors where we have core capabilities

•      Opened a new corporate banking advisory office in Australia

CIBC 2012 ANNUAL REPORT	29

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2012	2011
Revenue
Capital markets	$1,195	$1,099
Corporate and investment banking	801	948
Other	64	11
Total revenue(2)	2,060	2,058
Provision for credit losses	142	47
Non-interest expenses	1,115	1,218
Income before taxes	803	793
Income taxes(2)	190	250
Net income	$613	$543
Net income attributable to:
Non-controlling interests	$–	$1
Equity shareholders (a)	613	542
Efficiency ratio	54.1%	59.2%
Return on equity(3)	28.8%	30.4%
Charge for economic capital(3) (b)	$(271)	$(237)
Economic profit(3) (a+b)	$342	$305
Average assets ($ billions)	$117.9	$110.6
Full-time equivalent employees	1,268	1,206

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.

(2)	Revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of $281 million (2011: $189 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income was up $70 million or 13% from 2011, primarily due to lower non-interest expenses and a lower effective tax rate, partially offset by a higher provision for credit losses.

Revenue

Revenue was up $2 million from 2011.

Capital markets revenue was up $96 million or 9% due to higher trading revenue, higher fixed income and debt new issuance revenue, and a gain on sale of an interest in an entity in relation to the acquisition of TMX Group by Maple included as an item of note. In addition, the prior year included CVA charges against credit exposures to derivative counterparties (other than financial guarantors), whereas the current year includes a CVA reversal. Partially offsetting the above factors were lower equity new issuance and equity commission revenue, and the loss relating to the change in valuation of collateralized derivatives to an OIS basis included as an item of note.

Corporate and investment banking revenue was down $147 million or 16%, primarily due to lower investment portfolio gains and lower advisory and equity new issuance revenue, partially offset by higher revenue from corporate credit products and U.S. real estate finance.

Other revenue was up $53 million, primarily due to lower losses in the structured credit run-off business.

Provision for credit losses

Provision for credit losses was up $95 million from 2011 mainly due to higher losses in U.S. real estate finance and the exited U.S. leveraged finance portfolio.

Non-interest expenses

Non-interest expenses were down $103 million or 8% from 2011, mainly due to lower expenses in the structured credit run-off business and lower performance-based compensation. The prior year included expenses related to the sale of a merchant banking investment.

Income taxes

Income tax expense decreased by $60 million or 24% from 2011. The impact of a decrease in the relative proportion of income earned in higher tax jurisdictions was partially offset by the increased TEB adjustment on higher tax-exempt income.

Average assets

Average assets were up $7.3 billion or 7% from 2011, primarily due to increased trading activity and higher loan balances in corporate credit and U.S. real estate finance.

30	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Structured credit run-off business

The results of the structured credit run-off business are included in the Wholesale Banking SBU.

Results

$ millions, for the year ended October 31	2012	2011
Net interest income (expense)	$(67)	$(39)
Trading income (loss)(1)	35	(93)
FVO gains (losses)(1)	(12)	27
Other income	45	(1)
Total revenue	1	(106)
Provision for credit losses	–	3
Non-interest expenses	21	69
Loss before taxes	(20)	(178)
Income taxes	(5)	(50)
Net loss	$(15)	$(128)

(1)	During 2012, we reclassified gains and losses (both realized and unrealized) on certain trading securities and derivatives that are managed in conjunction with FVO financial instruments from trading income (loss) to FVO gains (losses), net in the consolidated statement of income. Prior year information has been reclassified accordingly.

The net loss for the year was $15 million (US$14 million), compared with $128 million (US$128 million) for the prior year.

The net loss for the year was mainly due to a decrease in the value of receivables related to protection purchased from financial guarantors (on loan assets that are carried at amortized cost), resulting from an increase in the MTM of the underlying positions, net interest and non-interest expenses. These were partially offset by a reduction in CVA relating to financial guarantors and gains on sales and terminations.

During the year, sales and terminations resulted in notional reductions in securities of US$296 million and purchased credit derivatives of US$2.5 billion. The completion of these transactions resulted in an aggregate gain of $33 million (US$34 million).

Position summary

The following table summarizes our positions within the structured credit run-off business:

US$ millions, as at October 31, 2012		Investment and loans(1)			Written credit derivatives, liquidity and credit facilities		Credit protection purchased from
							Financial guarantors		Other counterparties
	Notional	Fair value of trading AFS and FVO securities	Fair value of securities classified as loans	Carrying value of securities classified as loans	Notional	Fair value of written credit derivatives	Notional	Fair value net of CVA	Notional	Fair value net of CVA
USRMM - CDO	$–	$–	$–	$–	$298	$247	$–	$–	$298	$248
CLO	3,828	–	3,674	3,689	3,117	79	6,023	115	261	12
Corporate debt	–	–	–	–	4,968	51	–	–	4,968	54
Other	914	564	57	60	652	78	331	39	25	2
Unmatched	–	–	–	–	–	–	138	115	374	–
	$4,742	$564	$3,731	$3,749	$9,035	$455	$6,492	$269	$5,926	$316
October 31, 2011	$5,258	$581	$3,947	$4,044	$9,404	$765	$7,260	$479	$8,306	$536

(1)	Excluded from the table above are equity and surplus note AFS securities that we obtained in consideration for commutation of our U.S. residential mortgage market (USRMM) contracts with financial guarantors. The equity securities had a carrying value of US$7 million (2011: US$1 million) and the surplus notes had a notional value of US$140 million (2011: US$239 million) and a carrying value of US$12 million (2011: US$32 million).

USRMM – collateralized debt obligation (CDO)

Our net USRMM position, consisting of a written credit derivative, amounted to US$51 million. This position was hedged through protection purchased from a large U.S.-based diversified multinational insurance and financial services company with which we have market-standard collateral arrangements.

Collateralized loan obligation (CLO)

CLO positions consist of super senior tranches of CLOs backed by diversified pools of primarily U.S. (62%) and European-based (35%) senior secured leveraged loans. As at October 31, 2012, approximately 13% of the total notional amount of the CLO tranches was rated equivalent to AAA, and the remainder were rated between the equivalent of AA+ and AA-. As at October 31, 2012, approximately 17% of the underlying collateral was rated equivalent to BB- or higher, 51% was rated between the equivalent of B+ and B-, 7% was rated equivalent to CCC+ or lower, with the remainder unrated. The CLO positions have a weighted-average life of 2.9 years and average subordination of 30%.

Corporate debt

Corporate debt exposure consists of a large matched super senior derivative, where CIBC has purchased and sold credit protection on the same reference portfolio. The reference portfolio consists of highly diversified, predominantly investment grade corporate credit. Claims on these contracts do not occur until cumulative credit default losses from the reference portfolio exceed 30% during the 50-month term of the contract. On this reference portfolio, we have sold protection to an investment dealer.

Other

Our significant positions in Other, as at October 31, 2012, include:

•

US$232 million notional value of CDOs consisting of trust preferred securities (TruPs) collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers. These securities are classified as FVO securities and had a fair value of US$170 million;

•

US$189 million notional value of trading securities with a fair value of US$142 million, and US$304 million notional value of written protection with a fair value of US$76 million, on inflation-linked notes, and CDO tranches with collateral consisting of high-yield corporate debt portfolios, TruPs and non-U.S. residential mortgage-backed securities, with 37% rated the equivalent of AA- or higher, 14% rated between the equivalent of A+ and A-, and the majority of the remaining rated equivalent of BBB or lower;

CIBC 2012 ANNUAL REPORT	31

Management’s discussion and analysis

•	US$62 million notional value of an asset-backed security (ABS) classified as a loan, with fair value of US$52 million and carrying value of US$55 million;
•

Variable rate Class A-1/A-2 notes classified as trading securities with a notional value of US$290 million and a fair value of US$243 million, tracking notes classified as AFS with a notional value of US$14 million and a fair value of US$2 million, and loans with a notional value of US$60 million and fair value and carrying value of nil. These notes were originally received in exchange for our non-bank sponsored asset-backed commercial paper (ABCP) in January 2009, upon the ratification of the Montreal Accord restructuring; and

•	US$296 million of undrawn Margin Funding Facility related to the Montreal Accord restructuring.

Unmatched

The underlying in our unmatched positions are a reference portfolio of corporate debt and a loan backed by film receivables.

Credit protection purchased from financial guarantors and other counterparties

The following table presents the notional amounts and fair values of credit protection purchased from financial guarantors and other counterparties by counterparty credit quality, based on external credit ratings (Standard & Poor’s (S&P) and/or Moody’s Investors Service (Moody’s)), and the underlying referenced assets. Excluded from the table below are certain performing loans and tranched securities positions in our continuing businesses, with a total notional amount of approximately US$61 million, which are partly secured by direct guarantees from financial guarantors or by bonds guaranteed by financial guarantors.

	Notional amounts of referenced assets						Credit protection purchased from financial guarantors and other counterparties
US$ millions, as at October 31, 2012	CLO	Corporate debt	CDO - USRMM	Other	Unmatched	Total notional	Fair value before CVA	CVA	Fair value net of CVA
Financial guarantors(1)
Investment grade	$3,680	$–	$–	$73	$138	$3,891	$258	$(44)	$214
Non-investment grade	75	–	–	201	–	276	54	(34)	20
Unrated	2,268	–	–	57	–	2,325	66	(31)	35
	6,023	–	–	331	138	6,492	378	(109)	269
Other counterparties(1)
Investment grade	261	20	298	25	–	604	260	3	263
Unrated	–	4,948	–	–	374	5,322	54	(1)	53
	$261	$4,968	$298	$25	$374	$5,926	$314	$2	$316
Total	$6,284	$4,968	$298	$356	$512	$12,418	$692	$(107)	$585
October 31, 2011	$6,777	$4,980	$361	$453	$2,995	$15,566	$1,222	$(207)	$1,015

(1)	In cases where one credit rating agency does not provide a rating, the classification in the table is based on the rating provided by the other agency. Where ratings differ between agencies, we use the lower rating.

The unrated other counterparties are primarily two Canadian conduits. These conduits are in compliance with their collateral posting arrangements and have posted collateral exceeding current market exposure. The fair value of the collateral as at October 31, 2012 was US$352 million relative to the US$53 million net exposure.

Gain on reduction of unfunded commitment on a variable funding note (VFN)

In 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a VFN issued by a CDO. Refer to Note 23 to the consolidated financial statements for additional details.

32	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Corporate and Other

Corporate and Other includes the six functional groups – Technology and Operations; Corporate Development; Finance; Treasury; Administration; and Risk Management – that support CIBC’s SBUs. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean; strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited; and other income statement and balance sheet items not directly attributable to the business lines.

Results(1)

$ millions, for the year ended October 31	2012	2011
Revenue
International banking	$582	$566
Other	79	130
Total revenue(2)	661	696
Provision for (reversal of) credit losses	69	(3)
Non-interest expenses	809	993
Income (loss) before taxes	(217)	(294)
Income taxes(2)	(318)	(166)
Net income (loss)	$101	$(128)
Net income (loss) attributable to:
Non-controlling interests	$8	$10
Equity shareholders	93	(138)
Full-time equivalent employees	15,687	15,644

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.

(2)	Wholesale Banking revenue and income taxes are reported on a TEB basis with an equivalent offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $281 million (2011: $189 million).

Financial overview

Net income was $101 million compared to a net loss of $128 million in 2011. The prior year included a goodwill impairment charge related to CIBC FirstCaribbean and losses from MTM volatility prior to the establishment of accounting hedges on securitized mortgages and funding liabilities, partially offset by a gain on sale of CMT’s Issuer Services business, and interest income on tax reassessments. The current year included a provision for credit losses compared to a reversal of credit losses in the prior year and higher unallocated corporate support costs, partially offset by a net write-up of deferred tax assets, and higher unallocated treasury revenue.

Revenue

Revenue was down $35 million or 5% from 2011.

International banking revenue was up $16 million or 3% from 2011, primarily due to lower interest expense and the impact of a weaker Canadian dollar in CIBC FirstCaribbean.

Other revenue was down $51 million or 39% from 2011. The current year included a higher TEB adjustment, partially offset by higher unallocated treasury revenue. The prior year included the loss from MTM volatility prior to the establishment of accounting hedges on securitized mortgages and funding liabilities, the gain on sale of CMT’s Issuer Services business, and interest income on tax reassessments.

Provision for (reversal of) credit losses

Provision for credit losses was $69 million compared to a reversal of credit losses of $3 million in 2011. There were lower net provision reversals of collectively assessed credit losses relating to business and government, commercial banking, and small business portfolios, partially offset by net higher provision reversals in the cards portfolio. The current year included higher losses in CIBC FirstCaribbean.

Non-interest expenses

Non-interest expenses were down $184 million or 19% from 2011. The prior year included the goodwill impairment charge noted above. The current year had higher unallocated corporate support costs.

Income taxes

Income tax benefit was up $152 million, primarily due to a higher TEB adjustment, and lower net write-offs of deferred tax assets as a result of a lower decline in tax rates. The current year included a write-up of deferred tax assets owing to higher Ontario income tax rates, whereas the prior year included net write-downs. The prior year included the CIBC FirstCaribbean goodwill impairment that was not tax-effected.

CIBC 2012 ANNUAL REPORT	33

Management’s discussion and analysis

Financial condition

Review of consolidated balance sheet

$ millions, as at October 31	2012	2011
Assets
Cash and deposits with banks	$4,727	$5,142
Securities
Trading	40,330	32,713
AFS	24,700	27,118
FVO	304	464
	65,334	60,295
Securities borrowed or purchased under resale agreements	28,474	27,479
Loans
Residential mortgages	150,056	150,509
Personal	35,323	34,842
Credit card	15,153	15,744
Business and government	43,624	39,663
Allowance for credit losses	(1,860)	(1,803)
	242,296	238,955
Derivative instruments	27,039	28,270
Customers’ liability under acceptances	10,436	9,454
Other assets	15,079	14,163
	$393,385	$383,758
Liabilities and equity
Deposits
Personal	$118,153	$116,592
Business and government	125,055	117,143
Bank	4,723	4,177
Secured borrowings	52,413	51,308
	300,344	289,220
Capital Trust securities	1,678	1,594
Obligations related to securities lent or sold short or under repurchase agreements	21,259	21,730
Derivative instruments	27,091	28,792
Acceptances	10,481	9,489
Other liabilities	10,671	11,704
Subordinated indebtedness	4,823	5,138
Equity	17,038	16,091
	$393,385	$383,758

Assets

Total assets as at October 31, 2012 were up by $9.6 billion or 3% from 2011.

Cash and deposits with banks were down $415 million or 8%, mainly due to lower treasury deposit placements.

Securities increased by $5.0 billion or 8%, due to an increase in trading securities, partially offset by a decrease in AFS securities. Trading securities increased mainly in the equity portfolios and government-issued or government-guaranteed securities. AFS securities decreased mainly in government-issued or guaranteed securities. Further details on the composition of securities are provided in Note 4 to the consolidated financial statements and in the “Supplementary annual financial information” section.

Securities borrowed or purchased under resale agreements increased by $995 million or 4% due to funding requirements and client-driven activities.

Loans increased by $3.3 billion or 1%. Residential mortgages were down $453 million mainly due to principal repayments and liquidations and lower mortgage originations. Personal loans were up $481 million due to volume growth. Credit card loans were down $591 million mainly due to net repayments. Business and government loans were up $4.0 billion due to growth in our domestic and international portfolios. A detailed discussion of the loan portfolios is included in the “Management of risk” section. Further details on the composition of loans are provided in Note 5 to the consolidated financial statements and in the “Supplementary annual financial information” section.

Customers’ liability under acceptances increased by $982 million or 10%, driven by growth in corporate and commercial banking.

Derivative instruments decreased by $1.2 billion or 4%, largely driven by lower foreign exchange and credit derivatives valuations.

Other assets were up $916 million or 6%, mainly due to higher current tax receivable.

Liabilities

Total liabilities as at October 31, 2012 were up by $8.7 billion or 2% from 2011.

Deposits were up $11.1 billion or 4%, driven by funding and retail volume growth. Further details on the composition of deposits are provided in Note 10 to the consolidated financial statements and in the “Supplementary annual financial information” section.

Obligations related to securities lent or sold short or under repurchase agreements decreased by $471 million or 2%, reflecting our funding requirements and client-driven activities.

34	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Derivative instruments decreased by $1.7 billion or 6% largely driven by lower foreign exchange and credit derivatives valuations.

Acceptances increased by $992 million or 10% due to the reasons noted above.

Other liabilities decreased by $1.0 billion or 9%, primarily due to lower negotiable instruments and broker client payables.

Subordinated indebtedness decreased by $315 million or 6% largely due to the redemption of our floating rate debentures during the year. See the “Capital management” section for more details.

Equity

Equity as at October 31, 2012 was up by $947 million or 6%, mainly due to a net increase in retained earnings and the issuance of common shares pursuant to the stock option, shareholder investment, and employee share purchase plans (ESPP). These were offset in part by repurchase and cancellation of common shares under the normal course issuer bid, and preferred share redemptions, as explained in the “Capital management” section below.

Capital resources

Our capital strength protects our depositors and creditors from risks inherent in our businesses, allows us to absorb unexpected losses, and enables us to take advantage of attractive business opportunities. It also enables us to maintain a favourable credit standing and to raise additional capital or other funding on attractive terms. Our objective is to maintain a strong and efficient capital base. We manage and monitor our capital to maximize risk-adjusted return to shareholders and to meet regulatory requirements.

Regulatory capital and ratios

Our minimum regulatory capital requirements are determined in accordance with guidelines issued by OSFI. The OSFI guidelines in place during fiscal 2012 evolved from the Basel II framework of risk-based capital standards developed by the Bank for International Settlements (BIS). The BIS framework allows some domestic regulatory discretion in determining capital. Capital ratios of banks in different countries are, therefore, not strictly comparable unless adjusted for discretionary differences.

Current Basel II standards require that banks maintain minimum Tier 1 and Total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions maintain Tier 1 and Total capital ratios of at least 7% and 10%, respectively.

Capital adequacy requirements are applied on a consolidated basis. The consolidation basis applied to our financial statements is described in Note 1 to the consolidated financial statements. All subsidiaries, except certain investments and holdings which are not subject to risk assessment under Basel II and are instead deducted from regulatory capital, are included for regulatory capital calculation purposes. A deduction approach applies to investments in insurance subsidiaries, substantial investments, and applicable securitization-related activities. Our Canadian insurance subsidiary, CIBC Life Insurance Company Limited, is subject to OSFI’s Minimum Continuing Capital Surplus Requirements for life insurance companies.

Basel II changes

Commencing in the first quarter of 2012, we implemented changes to the capital requirements for securitization transactions outlined in the Basel Committee on Banking Supervision (BCBS) “Enhancements to the Basel II Framework” and changes to the trading book capital rules outlined in BCBS “Revisions to the Basel II Market Risk Framework”, commonly referred to as Basel 2.5.

Securitization

We generally use a ratings-based approach for the risk weighting of non-trading securitization exposures, except liquidity facilities provided to certain special purpose entities (SPEs) for which we apply an internal assessment approach. The mapping of our internal ratings with the ratings used by external ratings agencies and our internal ratings development process is discussed in the “Credit risk” section. Trading securitization exposures are risk-weighted following the internal ratings-based (IRB) approach for rated positions.

Our resecuritization exposures relate to our third-party structured vehicles and are comprised of investments, loans, and written credit derivatives.

Our credit risk mitigation process reduces the credit risk in our overall credit exposures including securitizations and resecuritization activities. We monitor credit and market risks within the securitization and resecuritization exposures in the same way as we monitor our other credit and market risk exposures.

Market risk

Changes relating to the “Revisions to the Basel II Market Risk Framework” are disclosed in detail in the “Market risk” section.

Risk-weighted assets

Under the Basel II advanced internal ratings based (AIRB) approach, credit RWAs are calculated according to the mathematical formula utilizing probability of default (PD), loss given default (LGD), and exposure at default (EAD), and in some cases, maturity adjustments.

Under the Basel II standardized approach, credit RWAs are calculated by applying the weighting factors specified in the OSFI guidelines to on- and off-balance sheet exposures. RWAs for market risk in the trading portfolio are statistically determined based on models approved by OSFI. RWAs for operational risk related to losses from inadequate or failed processes, people, and systems are determined under a model-based approach approved by OSFI.

CIBC 2012 ANNUAL REPORT	35

Management’s discussion and analysis

The components of our risk-weighted assets are shown in the table below:

	Risk-weighted amounts
$ millions, as at October 31	2012	2011(1)
Credit risk
Standardized approach
Corporate	$3,750	$3,735
Sovereign	670	676
Banks	206	428
Real estate secured personal lending	1,620	1,652
Other retail	1,680	1,961
	7,926	8,452
AIRB approach
Corporate	39,237	34,988
Sovereign	1,727	1,544
Banks	2,840	3,077
Real estate secured personal lending	4,825	4,876
Qualifying revolving retail	15,852	15,544
Other retail	5,011	5,764
Equity	901	613
Trading book	2,064	2,574
Securitizations	2,621	2,119
Adjustment for scaling factor	4,505	4,266
	79,583	75,365
Other credit risk-weighted assets	5,851	6,293
Total credit risk	93,360	90,110
Market risk (Internal Models and IRB Approach)	3,033	1,646
Operational risk (Advanced Measurement Approach)	18,836	18,212
Total risk-weighted assets	$115,229	$109,968

(1)	Capital measures for 2011 are under Canadian GAAP and have not been restated for IFRS.

The components of our regulatory capital are shown in the table below:

$ millions, as at October 31	2012	2011(1)
Tier 1 capital
Common shares	$7,751	$7,376
Contributed surplus	85	90
Retained earnings	7,042	7,605
Adjustment for transition to IFRS(2)	274	–
Foreign currency translation adjustments	(88)	(650)
Non-cumulative preferred shares	1,706	2,756
Innovative instruments	1,678	1,600
Certain non-controlling interests in subsidiaries	172	164
Goodwill	(1,702)	(1,894)
Gains on sale of applicable securitized assets(3)	–	(60)
Other deductions	(43)	–
50/50 deductions from each of Tier 1 and Tier 2(3)	(935)	(779)
15,940	16,208
Tier 2 capital
Perpetual subordinated indebtedness	219	234
Other subordinated indebtedness (net of amortization)	4,398	4,741
Net after-tax unrealized holding gains on AFS equity securities	196	5
Eligible allowance	106	108
50/50 deductions from each of Tier 1 and Tier 2(3)	(935)	(779)
Investment in insurance activities(4)	–	(230)
3,984	4,079
Total capital available for regulatory purposes	$19,924	$20,287
Regulatory capital ratios
Tier 1 capital	13.8%	14.7%
Total capital	17.3%	18.4%
Assets-to-capital multiple (ACM)	17.4	x	16.0	x

(1)	Capital measures for 2011 are under Canadian GAAP and have not been restated for IFRS.

(2)	OSFI’s IFRS transitional relief election.

(3)	Items which are deducted 50% from each of Tier 1 capital and Tier 2 capital include allowance shortfall calculated under AIRB approach, securitization exposures (other than gain on sale of applicable securitized assets), and substantial investments in unconsolidated entities.

(4)	Investment in insurance activities was deducted 100% from Tier 2 capital until October 31, 2011. Starting 2012, it is subject to a 50/50 deduction from Tier 1 and 2 capital, in accordance with OSFI’s transition rules.

The Tier 1 capital ratio was down 0.9% and the Total capital ratio was down 1.1% from October 31, 2011. The capital ratios were negatively impacted by an increase in RWAs while Tier 1 and Total regulatory capital were slightly lower than October 31, 2011. The increase in Tier 1 capital from October 31, 2011 due to internal capital generation and the issuance of common shares was more than offset by the impact of transition to IFRS, including the effect of adopting the OSFI’s IFRS transitional election, the purchase and cancellation of common shares, and the redemption of preferred shares (see below for details). Total capital was impacted by the removal of our floating rate Debentures (subordinated indebtedness) due June 22, 2017 (see below for details),

36	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

partially offset by an increase in net after-tax unrealized holding gains on AFS equity securities. RWAs were up from October 31, 2011 mainly due to higher corporate exposures and the implementation of Basel 2.5 changes noted above, which resulted in higher market risk and securitization RWAs.

The ACM was up 1.4 times from October 31, 2011 primarily due to higher on- and off-balance sheet assets and changes to total regulatory capital noted above.

We hold regulatory capital against the underlying exposures associated with our credit card securitization trusts (Cards II Trust and Broadway Trust) as we provide non-contractual support to those trusts. Applying this treatment resulted in a reduction of our Tier 1 and Total capital ratios by approximately 0.42% and 0.55%, respectively (2011: 0.49% and 0.63%, respectively).

Basel III and revisions to regulatory capital requirements

In order to promote a more resilient banking sector and strengthen global capital standards, the BCBS proposed significant enhancements and capital reforms to the current framework, referred to as Basel II. Changes to the Basel II market risk framework, which increased the capital requirements for the trading book and complex securitization exposures, were implemented in the first quarter of fiscal 2012. The complete revised framework, referred to as Basel III, will be effective January 1, 2013 and provides lengthy periods for transitioning to numerous new requirements. The most significant aspects of the reform are measures to improve the quality of capital and increase capital requirements for the global financial system. These measures are discussed further below.

The Basel III definition of capital requires common equity to be the predominant form of capital. This is achieved through the introduction of a new common equity metric (the Common Equity Tier 1 ratio) which will largely consist of common shares and retained earnings, with regulatory adjustments deducted from common equity for the purpose of calculating the new ratio. The regulatory adjustments include a broad range of items, such as goodwill, intangible assets, pension assets, deferred tax assets and equity investments in financial entities subject to investment thresholds and limits.

To enable banks to meet the higher capital requirements, the minimum Common Equity Tier 1 ratio requirement is set at 3.5% on implementation of Basel III on January 1, 2013, and increases to 4.5% by the end of 2014. Adding to the minimum requirement is an incremental capital conservation buffer which will be phased in at 0.625% per year commencing January 1, 2016 and ending at 2.5% on January 1, 2019. The regulatory adjustments (deductions from common equity) will also be phased in at the rate of 20% per annum starting 2014.

The new minimum requirements for the Tier 1 capital and Total capital ratios are 8.5% and 10.5%, respectively, including the incremental conservation buffer. Banks should meet these minimum requirements by January 1, 2019, starting with Tier 1 and Total capital ratios of at least 4.5% and 8%, respectively, at the commencement of the transition period on January 1, 2013.

The BCBS amended the rules on instruments that can be considered qualifying Tier 1 and Tier 2 capital instruments for the purposes of calculating regulatory capital under Basel III. In particular, capital instruments must be capable of absorbing loss at the point of non-viability of a financial institution in order to qualify as regulatory capital. The instruments that no longer qualify under Basel III will be excluded from regulatory capital at a rate of 10% per annum commencing January 1, 2013 through to January 1, 2022.

There will be higher capital requirements for counterparty credit risk affecting derivatives and secured financing activities and exposures that give rise to greater degrees of wrong-way risk. Additionally, in calculating the risk-weighted assets for exposures to financial institutions under the internal ratings-based approach, a 1.25 multiplier will be applied to the correlation parameter for these exposures subject to certain criteria. These measures together with risk-weighting certain items at 1,250% that were previously deducted from capital under Basel II (such as significant investments in commercial entities and exposures relating to securitization that are deducted from capital) have the effect of increasing the level of risk-weighted assets under Basel III.

Based on an assessment methodology which includes indicators of size, interconnectedness, substitutability, cross jurisdictional activities and complexity, at November, 2012, 28 global banks had been identified to have global systemic importance and they are subject to incremental capital requirements ranging from 1% to 2.5%. The increased capital requirement is expected to reduce moral hazard and probability of failure of these global systemically important banks (G-SIBs) which would cause significant disruption to the wider financial system and economic activity. None of the Canadian banks are on the list of 28 G-SIBs.

The BCBS also extended the G-SIBs framework for assessing domestic systemically important banks (D-SIBs). The framework is principles-based and provides domestic regulators with some flexibility in how they determine which banks are D-SIBs and what incremental capital requirements will be required. The BCBS expects the domestic regulators to adopt the D-SIBs’ higher loss absorbency capital requirements, which must be met through an extension of the capital conservation buffer, by 2016.

OSFI has confirmed that Basel III will be adopted in Canada, and has issued draft revisions to its guidelines for capital adequacy in Canada which incorporate the Basel III reforms. OSFI has indicated that it expects all institutions to establish target capital ratios that meet or exceed the 2019 all-in(1) minimum ratios plus conservation buffer early in the transition period. For the Common Equity Tier 1 ratio, the target is 7% by the first quarter of 2013. The targets for the Tier 1 capital ratio and Total capital ratio are 8.5% and 10.5% respectively, to be established by the first quarter of 2014. These targets may be higher for certain institutions or groups of institutions if the Superintendent feels the circumstances warrant it.

The Basel III proposal includes the implementation of a leverage metric to supplement the risk-based metric to prevent the build up of excessive on- and off-balance sheet leverage in the financial system. This would minimize the impact on asset prices and the general economy when banks are forced to de-lever during a downturn. Pending review of the final leverage requirements that will be developed by the BCBS for implementation in 2018, OSFI expects institutions to continue to meet the current Assets-to-Capital multiple test and to operate at or below their authorized multiple.

In accordance with OSFI’s requirements on the treatment of non-qualifying capital instruments, banks are expected to develop and maintain a redemption schedule for non-qualifying capital instruments that gives priority to redeeming instruments at their regular par redemption dates before exercising any regulatory event redemption rights. We expect to exercise our regulatory event redemption right in fiscal 2022 in respect of the $300 million 10.25% CIBC Tier 1 Notes – Series B due June 30, 2108 issued by CIBC Capital Trust.

We received confirmation from OSFI that our non-cumulative Class A preferred shares, Series 26, 27 and 29 (the Convertible Preferred Shares) will be treated as non-viability contingent capital (NVCC) for the purposes of determining regulatory capital under Basel III. In connection with receiving this confirmation, we have irrevocably renounced by way of a deed poll, our right to convert the Convertible Preferred Shares into CIBC common shares except in circumstances that would be a “Trigger Event” as described in the August 2011 Advisory issued by OSFI (which has been incorporated into the draft capital adequacy guidelines) and we have provided an undertaking to OSFI that we will immediately exercise our right to convert each of the Convertible Preferred Shares into CIBC common shares upon the occurrence of a Trigger Event.

We maintain prudent capital planning practices to ensure we are adequately capitalized and continue to exceed minimum standards and internal targets. Based on our current understanding of the revised capital requirements, we expect to exceed the new requirements ahead of implementation timelines that have been proposed by BCBS and OSFI, while continuing to invest for future growth. Based on our current understanding of the fully phased in Basel III rules and OSFI’s guidelines for capital adequacy as drafted at this time, we estimate that our pro forma Common Equity Tier 1 ratio on an all-in basis at October 31, 2012 would be 9.0%.

(1)	“All-in” is defined by OSFI as capital calculated to include all of the regulatory adjustments that will be required by 2019, but retaining the phase-out rules for non-qualifying capital instruments.

CIBC 2012 ANNUAL REPORT	37

Management’s discussion and analysis

Impact of OSFI’s IFRS transitional relief election

On conversion to IFRS, we excluded mortgage securitizations sold through Canada Mortgage and Housing Corporation (CMHC) programs up to and including March 31, 2010, from total assets for the purpose of calculating ACM, as permitted under OSFI’s Capital Adequacy Guidelines. In addition, as permitted under the guidelines, financial institutions can elect to phase in the impact of transitioning to IFRS on their regulatory capital over five quarters starting November 1, 2011. For the year ended October 31, 2012, we phased in $1,097 million of the negative IFRS transitional impact on Tier 1 capital, representing four-fifths of the aggregate $1,371 million negative impact of our IFRS transition on Tier 1 capital. In accordance with the guidelines, the amount eligible for phase-in was primarily comprised of retained earnings adjustments and a change from proportionate accounting to equity accounting for our investment in joint ventures.

If we had not made the election to phase in the Tier 1 capital impact of transition to IFRS, our capital ratios and ACM as at October 31, 2012 would have been as follows:

Tier 1 capital ratio	13.6%
Total capital ratio	17.1%
ACM	17.7	x

Capital management

Our capital management policies, established by the Board, relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities. Each year a capital plan and three-year outlook are established, which encompass all the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuances, corporate initiatives and business growth. The capital plan is stress-tested in various ways to ensure that it is sufficiently robust under all reasonable scenarios. We maintain a process which determines plausible but stressed economic scenarios, and then apply these stresses to the vast majority of our exposures to determine the impact on the consolidated statement of income, RWA requirements, and consequently, key capital ratios. This helps us analyze the potential risks within our portfolios and establish prudent capital levels in excess of the regulatory minimum requirements. All of the elements of capital are monitored throughout the year and the capital plan is adjusted as appropriate.

The following were the main capital initiatives undertaken in 2012:

Subordinated debt

During the year, we purchased and cancelled US$15 million of our floating rate Debentures (subordinated indebtedness) due August 31, 2085.

On June 22, 2012, we redeemed all $257 million (€200 million) of our floating rate Debentures due June 22, 2017 for their outstanding principal amount plus unpaid interest accrued to the redemption date in accordance with their terms.

Preferred shares

On January 31, 2012, we redeemed all of our 18 million Non-cumulative Class A Series 31 Preferred Shares with a par value of $25.00 each at a redemption price of $26.00 per share for cash.

On April 30, 2012, we redeemed all of our 12 million Non-cumulative Class A Series 32 Preferred Shares with a par value of $25.00 each at a redemption price of $26.00 per share for cash.

On October 29, 2012, we redeemed all of our 12 million Non-cumulative Class A Series 18 Preferred Shares with a par value and redemption price of $25.00 each for cash.

Common shares

Effective April 26, 2012, the Board of Directors and CIBC common shareholders approved removing the cap on the maximum aggregate consideration for which CIBC’s common shares may be issued. Accordingly, CIBC’s authorized capital now consists of an unlimited number of common shares, without nominal or par value. Previously, CIBC was authorized to issue an unlimited number of common shares without nominal or par value, provided that the maximum aggregate consideration for all outstanding common shares at any time did not exceed $15 billion.

During the year, we issued 1.1 million (2011: 1.2 million) new common shares for a total consideration of $68 million (2011: $79 million), pursuant to stock option plans.

Under CIBC’s Shareholder Investment Plan (Plan), shareholders may elect to reinvest dividends received on common or preferred shares into additional common shares, and purchase additional common shares through optional cash contributions. Under the Plan, we may elect to have shares issued from Treasury or purchased in the open market. If the shares are issued from Treasury, we may offer a discount on reinvested dividends. Commencing with dividends paid on July 27, 2012, the participants in the Dividend Reinvestment Option and Stock Dividend Option of the Plan no longer receive a discount from average market price (as defined in the Plan) on the reinvested dividends in additional common shares. Previously, the shares were issued at a 2% discount. During 2012, we issued 3.7 million (2011: 5.5 million) new common shares for a total consideration of $271 million (2011: $411 million), pursuant to the Plan. Effective with the January 2013 dividend, shares acquired under the Plan will revert to open market purchases.

Employee contributions to CIBC’s Canadian ESPP have been used to purchase common shares issued from Treasury. For additional details about the ESPP, see Note 18 to the consolidated financial statements. During 2012, we issued 1.2 million (2011: 1.1 million) new common shares for a total consideration of $91 million (2011: $85 million), pursuant to the ESPP.

Normal course issuer bid

On September 5, 2012, the Toronto Stock Exchange accepted the notice of CIBC’s intention to commence a new normal course issuer bid. Purchases under this bid commenced on September 7 and will terminate upon the earlier of (i) CIBC purchasing 8.1 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 6, 2013. As of October 31, 2012, we purchased and cancelled 2,025,000 common shares under this bid at an average price of $77.33 for a total amount of $157 million.

Dividends

We paid quarterly dividends of 90 cents per common share for the first three quarters of 2012. For the fourth quarter of 2012, we increased our quarterly dividend from 90 cents to 94 cents per common share. Common and preferred share dividends are declared quarterly at the discretion of the Board. The declaration and payment of dividends is governed by Section 79 of the Bank Act (Canada), the terms of the preferred shares, and the terms of the Notes issued by CIBC Capital Trust, as explained in Notes 15 and 16 to the consolidated financial statements.

38	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Economic capital

Economic capital provides the financial framework to evaluate the returns of each business line, commensurate with risk assumed. It comprises the capital required to protect against unexpected losses, in periods of near catastrophic “worst case” loss scenarios, while remaining an independent going concern. Economic capital is therefore an estimate of the amount of equity capital required by the businesses to absorb losses consistent with our targeted risk rating over a one-year horizon. The economic capital methodologies that we employ quantify the level of inherent risk within our products, clients and business lines, as required. This enables us to measure and compare risk-adjusted returns across products and business lines, and contributes to the analysis of where to direct the allocation of balance sheet resources.
Our economic capital methodology comprises a number of key risk types including credit, strategic, operational, investment, and market.

Total economic capital by risk type	Total economic capital by segment

Outstanding share data

	Conversion of common shares(1)
	Shares outstanding		CIBC’s conversion date
As at November 30, 2012	No. of shares	$ millions
Common shares(2)	403,675,117	$7,768
Class A Preferred Shares
Series 26	10,000,000	250	April 30, 2008
Series 27	12,000,000	300	October 31, 2008
Series 29	13,232,342	331	May 1, 2010
Series 33	12,000,000	300	not convertible
Series 35	13,000,000	325	not convertible
Series 37	8,000,000	200	not convertible
Total		$1,706
Stock options outstanding	4,160,380

(1)	Preferred shareholders do not have the right to convert their shares into common shares.

(2)	Net of treasury shares.

As noted in the table above, Class A Preferred Shares Series 26, 27, and 29 provide CIBC with the right to convert the shares to common shares on or after a specified conversion date. We have irrevocably renounced by way of a deed poll, our rights to convert these shares into common shares except in circumstances that would be a “Trigger Event” as described in the August 2011 Non-Viability Contingent Capital advisory issued by OSFI (which has been incorporated into the draft capital adequacy guidelines). We have provided an undertaking to OSFI that we will immediately exercise our rights to convert these shares into common shares upon the occurrence of a Trigger Event. Each such share is convertible into a number of common shares, determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share.

Non-cumulative Rate Reset Class A Preferred Shares, Series 33 (Series 33 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 34 (Series 34 shares) at the holder’s option on July 31, 2014, subject to CIBC having announced its intention to redeem the shares. Thereafter, Series 33 shares and Series 34 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014, subject to CIBC having announced its intention to redeem the shares at each such anniversary.

Non-cumulative Rate Reset Class A Preferred Shares Series 35 (Series 35 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 36 (Series 36 shares) at the holder’s option on April 30, 2014, subject to CIBC having announced its intention to redeem the shares. Thereafter, Series 35 shares and Series 36 shares are convertible, one to the other, at every fifth anniversary of April 30, 2014, subject to CIBC having announced its intention to redeem the shares at each such anniversary.

Non-cumulative Rate Reset Class A Preferred Shares Series 37 (Series 37 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 38 (Series 38 shares) at the holder’s option on July 31, 2014, subject to CIBC having announced its intention to redeem the shares. Thereafter, Series 37 shares and Series 38 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014, subject to CIBC having announced its intention to redeem the shares at each such anniversary.

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. We consolidate all of our sponsored trusts that securitize our own assets with the exception of the commercial mortgage securitization trust.

CIBC-sponsored conduits

We sponsor a single-seller conduit and several multi-seller conduits (collectively, the conduits) in Canada. Our multi-seller conduits purchase pools of financial assets from our clients and finance the purchases by issuing ABCP to investors. Our single-seller conduit purchases pools of financial assets from

CIBC 2012 ANNUAL REPORT	39

Management’s discussion and analysis

our client and finances these purchases through a credit facility provided by a syndication of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers.

We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management, and operations services. The liquidity facilities for our sponsored multi-seller programs require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, to purchase non-defaulted assets.

We are subject to maintaining certain short-term and/or long-term debt ratings with respect to the liquidity facilities provided to our own sponsored conduits. If we are downgraded below the specified level, and we fail to make alternative arrangements that meet the requirements of the rating agencies that rate the ABCP issued by the conduits, we could be required to provide funding into an escrow account in respect of our liquidity commitments.

We may also act as the counterparty to derivative contracts entered into by a conduit in order to convert the yield of the underlying assets to match the needs of the conduit’s investors or to mitigate the interest rate risk within the conduit.

All fees earned in respect of activities with the conduits are on a market basis.

As at October 31, 2012, the underlying collateral for various asset types in our multi-seller conduits amounted to $1.6 billion (2011: $1.3 billion). The estimated weighted-average life of these assets was 9 months (2011: 1 year). Our holdings of commercial paper issued by our non-consolidated sponsored multi-seller conduits that offer commercial paper to external investors were $23 million (2011: $3 million). Our committed backstop liquidity facilities to these conduits were $2.2 billion (2011: $1.8 billion). We also provided credit facilities of $30 million (2011: $40 million) to these conduits as at October 31, 2012.

We participated in a syndicated facility for a 3-year commitment of $575 million to our single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment was $110 million. As at October 31, 2012, we funded $80 million (2011: $77 million) through the issuance of bankers’ acceptances.

We engage one or more of the four major rating agencies, Moody’s, Dominion Bond Rating Service (DBRS), S&P, and Fitch Ratings (Fitch), to opine on the credit ratings of ABS issued by our sponsored securitization vehicles. In the event that ratings differ between rating agencies we use the more conservative rating.

For additional details on our structured entities, see Note 6 to the consolidated financial statements.

$ millions, as at October 31	2012			2011
	Investment and loans(1)	Undrawn liquidity and credit facilities	Written credit derivatives(2)	Investment and loans(1)	Undrawn liquidity and credit facilities	Written credit derivatives(2)
CIBC-sponsored conduits	$103	$1,554	$–	$80	$1,297	$–
CIBC-structured CDO vehicles	232	40	207	292	42	284
Third-party structured vehicles
Structured credit run-off	4,313	333	4,382	4,497	391	4,830
Continuing	1,004	23	–	1,626	16	–
Pass-through investment structures	2,182	–	–	520	–	–
Commercial mortgage securitization trust	1	–	–	5	–	–

(1)	Excludes securities issued by, retained interest in, and derivatives with entities established by CMHC, Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae). $3.7 billion (2011: $3.9 billion) of the exposures related to CIBC-structured vehicles and third-party structured vehicles – structured credit run-off were hedged.

(2)	The negative fair value recorded on the consolidated balance sheet was $1.2 billion (2011: $1.6 billion). Notional of $3.3 billion (2011: $3.6 billion) was hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $307 million (2011: $450 million). An additional notional of $1.0 billion (2011: $1.2 billion) was hedged through a limited recourse note. Accumulated fair value losses were $26 million (2011: $46 million) on unhedged written credit derivatives.

Other financial transactions

We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee, and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds, except in very limited circumstances. We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee. We also participate in transactions to modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns to or from a trust.

Derivatives

We participate in derivatives transactions, as a market maker facilitating the needs of our clients or as a principal to manage the risks associated with our funding, investing and trading strategies. Since 2008, we have ceased activities in the following areas:

•	Credit derivative contracts with clients to enable them to create synthetic exposures to meet their needs; and
•

Intermediation trades that assume credit risks of clients through credit derivatives, and in turn offset these risks by entering into credit derivative contracts with third-party financial institutions.

All derivatives are recorded at fair value on our consolidated balance sheet. See Notes 12 and 24 to the consolidated financial statements for details on derivative contracts and the risks associated with them.

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Management’s discussion and analysis

Credit-related arrangements

We enter into various commitments to meet the financing needs of clients, which are summarized in the table below. For a detailed description of these arrangements, see Note 22 to the consolidated financial statements.

		Contract amounts expiration per period
$ millions, as at		Less than 1 year	1 - 3 years	3 - 5 years	5 years	Total
Oct. 31	Securities lending(1)	$15,396	$–	$–	$–	$15,396
2012	Unutilized credit commitments(2)	120,496	10,293	17,009	1,159	148,957
	Backstop liquidity facilities(3)	3,189	–	–	–	3,189
	Standby and performance letters of credit	5,857	695	631	321	7,504
	Documentary and commercial letters of credit	449	–	–	–	449
	Other	359	–	–	–	359
		$145,746	$10,988	$17,640	$1,480	$175,854
Oct. 31	Securities lending(1)	$10,924	$–	$–	$–	$10,924
2011	Unutilized credit commitments(2)	118,177	9,986	10,982	1,193	140,338
	Backstop liquidity facilities(3)	2,273	–	–	–	2,273
	Standby and performance letters of credit	5,180	656	463	24	6,323
	Documentary and commercial letters of credit	312	–	–	–	312
	Other	412	–	–	–	412
		$137,278	$10,642	$11,445	$1,217	$160,582

(1)	Excludes securities lending of $1.6 billion (2011: $2.8 billion) for cash because it is reported on the consolidated balance sheet.

(2)	Includes irrevocable lines of credit totalling $35.9 billion (2011: $32.2 billion).

(3)	Excludes backstop liquidity facilities provided to our consolidated sponsored ABCP programs totalling $390 million (2011: $1,104 million).

In addition, we transact securities lending activities in which we act as an agent for the owners of securities through a joint venture which we have with The Bank of New York Mellon. As at October 31, 2012, client securities lending of the joint venture totalled $48.1 billion (2011: $46.3 billion).

Guarantees

A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby performance letters of credit and credit derivatives protection sold, as discussed in Notes 22 and 12 to the consolidated financial statements, respectively.

CIBC 2012 ANNUAL REPORT	41

Management’s discussion and analysis

Management of risk

We have provided certain disclosures required under IFRS 7, “Financial Instruments – Disclosures” related to the nature and extent of risks arising from financial instruments, in the MD&A as permitted by that IFRS standard. These disclosures are included in the sections “Risk overview”, “Credit risk”, “Market risk”, “Liquidity risk”, “Operational risk”, “Reputation and legal risk”, and “Regulatory risk”. These disclosures have been shaded and form an integral part of the consolidated financial statements.

Risk overview

Most of CIBC’s business activities involve, to a varying degree, a variety of risks, including credit, market, liquidity, and operational risks.

Our objective is to balance the level of risk with our business objectives for growth and profitability, in order to achieve consistent and sustainable performance over the long term, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture, and is supported by limits, policies, procedures and other controls.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite.

Our risk management framework includes:

•	The Board-approved risk appetite statement;
•	Risk policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test compliance with key controls;
•	Stress testing to consider potential impacts of changes in the business environment on capital, liquidity and earnings; and
•	Oversight through our risk-focused committees and governance structures.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking actions as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and political and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitate communication of risks and risk strategies across the organization, with oversight provided by the Board of Directors.

Risk governance

Our risk governance and management structure is illustrated below:

42	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Board of Directors (the Board): The Board oversees the enterprise-wide risk management program through approval of our risk appetite and supporting risk management policies and limits and related monitoring. The Board accomplishes its mandate through its Risk Management and Audit committees, described below.

Risk Management Committee (RMC): This committee assists the Board in fulfilling its responsibilities for approving CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. This includes oversight of policies, procedures and limits related to the identification, measurement, monitoring and controlling of CIBC’s principal business risks.

Audit Committee: The Audit Committee reviews the overall adequacy and the effectiveness of internal controls and the control environment, including controls over the risk management process.

Senior Executive Team (SET): The SET, led by the CEO, and including the executives reporting directly to the CEO, is responsible for setting business strategy and for monitoring, evaluating and managing risks across CIBC. The SET is supported by the following committees:

•

Asset Liability Committee (ALCO): This committee, which comprises the SET and senior Business and Risk Management executives, reviews CIBC’s key risks and implications for balance sheet and liquidity management.

•

Capital and Risk Committee (CRC): This committee, which comprises the SET and senior leaders from the lines of business, Risk Management and other infrastructure groups, provides a forum for the strategic assessment of risks and risk-mitigation strategies. Key activities include reviewing, evaluating and recommending CIBC’s risk appetite statement and risk strategies; reviewing and evaluating business strategies in the context of our risk appetite; and identifying, reviewing and advising on current and emerging risk issues and associated mitigation plans.

•

Governance and Control Committee (GCC): This committee acts as the senior point of management review with respect to the design and effectiveness of CIBC’s governance and internal control structure, within the parameters and strategic objectives established by the CEO and direction provided by the Board.

•

Reputation and Legal Risks Committee (RLR): This committee reviews transactions for potential material reputation and/or legal impacts and provides oversight of our policies and procedures relative to the management of reputation and legal risks.

Risk management

The Risk Management group is responsible for setting risk strategy and for providing independent oversight of risk measurement, monitoring and control. Our Risk Management group works in partnership with our businesses to identify, assess, mitigate and monitor the risks associated with business activities and strategies.

The Risk Management group performs several important activities including the following:

•	Developing CIBC’s risk appetite;
•	Setting risk strategy to manage risks in alignment with our risk appetite and business strategy;
•	Establishing and communicating policies, procedures and limits to control risks in alignment with risk strategy;
•	Measuring, monitoring and reporting on risk levels;
•	Identifying and assessing emerging and potential strategic risks; and
•	Deciding on transactions that fall outside of risk limits delegated to underlying business lines.

The five key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:

•

Capital Markets Risk Management – This unit provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), trading credit risk and trading operational risk across CIBC’s portfolios;

•	Card Products Risk Management – This unit oversees the management of credit risk in the card products portfolio, including the optimization of credit portfolio quality;
•

Retail Lending and Wealth Risk Management – This unit primarily oversees the management of credit and fraud risk in the retail lines of credit and loans, residential mortgage, and small business loan portfolios, including the optimization of credit portfolio quality. This unit is also responsible for overall risk management oversight of wealth management activities;

•

Wholesale Credit and Investment Risk Management – This unit is responsible for the adjudication and oversight of credit risks associated with our commercial and wholesale lending activities globally, management of the risks of our investment portfolios, as well as management of the special loans portfolios; and

•

Risk Services – This unit is responsible for enterprise-wide analysis and reporting. Risk Services is also responsible for economic capital methodologies, capital policies, and CIBC’s operational risk framework.

Liquidity, funding and interest rate risks are managed by Treasury. The measurement, monitoring and control of these risks are addressed in collaboration with Risk Management, with oversight provided by the ALCO.

Risk identification and measurement

Risk identification and measurement are important elements of our risk management framework. Risk identification is a continuous process, generally achieved through:

•	Ongoing monitoring of trading and non-trading portfolios;
•	Regular assessment of risks associated with lending and trading credit exposures;
•	Assessment of risks in new business activities and processes;
•	Assessment of risks in restructurings and re-organizations;
•	Assessment of risks in complex and unusual business transactions; and
•	Regular monitoring of the overall risk profile considering market developments and trends and external and internal events.

We have enterprise-wide methodologies, models and techniques in place to measure both the quantitative and qualitative aspects of risks, appropriate for the various types of risks we face. These methodologies, models and techniques are subject to independent assessment and review to ensure that the underlying logic remains sound, that model risks have been identified and managed, that use of the models continue to be appropriate and outputs are valid.

Risk is usually measured in terms of expected loss, unexpected loss, and economic capital.

CIBC 2012 ANNUAL REPORT	43

Management’s discussion and analysis

Expected loss

Expected loss represents the loss that is statistically expected to occur in the normal course of business in a given period of time.

In respect of credit risk, the parameters used to measure expected loss are PD, LGD, and EAD. These parameters are updated regularly and are based on our historical experience and benchmarking of credit exposures.

For trading market risks, Value-at-Risk (VaR) is the statistical technique used to measure risk. VaR is the estimate of the maximum loss in market value that we would expect to incur in our trading portfolio due to an adverse one-day movement in market rates and prices, within a given level of confidence.

For trading credit risks associated with market value based products, we use models to estimate exposure relative to the value of the portfolio of trades with each counterparty, giving consideration to market rates and prices.

Unexpected loss and economic capital

Unexpected loss is the statistical estimate of the amount by which actual losses might exceed expected losses over a specified time horizon, computed at a given confidence level. We use economic capital to estimate the level of capital needed to protect us against unexpected losses. Economic capital allows us to assess performance on a risk-adjusted basis. Refer to the “Financial condition” section for additional details.

We also use techniques such as sensitivity analysis and stress testing to help ensure that the risks remain within our risk appetite and that our capital is adequate to cover those risks. Our stress testing program includes evaluation of the potential effects of various economic and market scenarios on our risk profile, earnings and capital.

Risk controls

Our risk management framework includes a comprehensive set of risk controls, designed to ensure that risks are being appropriately identified and managed.

Our risk controls are part of CIBC’s overall Control Framework, developed based on the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) widely accepted “Internal Control – Integrated Framework”. The Control Framework also draws on elements of the OSFI Supervisory Framework and Corporate Governance Guidelines.

The Board, primarily through the RMC, approves certain risk limits and delegates specific transactional approval authorities to the CEO. The RMC must approve transactions that exceed delegated authorities. Onward delegation of authority by the CEO to business units is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels.

In addition, CIBC has rigorous processes to identify, evaluate and remediate risk control deficiencies in a timely manner.

Regular reporting is provided to the RMC to evidence compliance with risk limits. Risk limits are reviewed annually by the RMC, and the delegation of authority to the CEO is reviewed and approved annually by the Board.

Credit risk

Credit risk primarily arises from our direct lending activities, and from our trading, investment, and hedging activities. Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

To control credit risk in alignment with CIBC’s risk appetite, CIBC has implemented policies and standards as well as limits to control credit concentrations. Key policies and limits are subject to annual review and approval by the RMC.

Senior management reports to the RMC at least quarterly on material credit risk matters, including material credit transactions, compliance with limits, portfolio trends, impaired loans and credit loss provisioning levels. Impaired loan balances, allowances, and credit losses are reviewed by the RMC and the Audit Committee quarterly.

The Risk Management group provides enterprise-wide adjudication and oversight of the management of credit risk in our credit portfolios. Adjudication and portfolio management decisions are based on our risk appetite, as reflected in our policies, standards, and limits. Credit approval authorities are controlled to ensure decisions are made by qualified personnel.

Process and control

The credit approval process is centrally controlled, with all significant credit requests submitted to a credit adjudication group within Risk Management that is independent of the originating businesses. Approval authorities are a function of the risk and amount of credit requested. In certain cases, credit requests must be referred to the Credit Committee, a sub-committee of the CRC, or to the RMC for approval.

After initial approval, individual credit exposures continue to be monitored, with a formal risk assessment, including review of assigned ratings, documented at least annually. Higher risk-rated accounts are subject to closer monitoring and are reviewed at least quarterly. Collections and specialized loan workout groups handle the day-to-day management of high risk loans to maximize recoveries.

Credit concentration limits

Credit concentration limits are established for business and government loans to control against adverse concentrations within portfolios. These include limits for individual borrowers, groups of related borrowers, industry sectors, country and geographic regions, and products or portfolios. Direct loan sales, credit derivative hedges, or structured transactions may also be used to reduce concentrations.

Credit risk mitigation

We may mitigate credit risk by obtaining a pledge of collateral, which has the effect of mitigating the risk of credit loss by improving recoveries in the event of a default. Our credit risk management policies include requirements relating to collateral including verification of the collateral and its value and ensuring that we have legal certainty with respect to the assets pledged. Valuations are updated periodically depending on the nature of the collateral, legal environment, and the creditworthiness of the counterparty. The main types of collateral include: (i) cash or marketable securities for securities lending and repurchase transactions; (ii) cash or marketable securities taken as collateral in support of our over-the-counter (OTC) derivatives activity; (iii) charges over operating assets such as inventory, receivables and real estate properties for lending to small business and commercial borrowers; and (iv) mortgages over residential properties for retail lending.

In certain circumstances we may mitigate our risk by obtaining third party guarantees. We also obtain insurance to reduce the risk in our real estate secured lending portfolios, the most material of which relates to the portion of our residential mortgage portfolio that is insured by CMHC, an agency of the government of Canada.

44	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

We limit the credit risk of OTC derivatives through the use of multi-product derivative master netting agreements and credit support annexes. Further, we may settle certain OTC derivative contracts through exchanges, where we have limited credit risk due to daily margining.

We use credit derivatives to reduce industry sector concentrations and single-name exposures, or as part of portfolio diversification techniques, though our use of credit derivatives has declined significantly this year.

Exposure to credit risk

The following table presents the exposure to credit risk, which is measured as EAD for on- and off-balance sheet financial instruments. EAD represents the estimate of the amount which will be drawn at the time of default.

Net credit exposure increased by $12.2 billion in 2012, primarily due to business growth in our corporate and commercial lending portfolios.

$ millions, as at			Oct. 31 2012			Oct. 31 2011			Nov. 1 2010
	AIRB approach	Standardized approach	Total	AIRB approach	Standardized approach	Total	AIRB approach	Standardized approach	Total
Business and government portfolios
Corporate
Drawn	$43,836	$3,448	$47,284	$39,491	$3,520	$43,011	$31,504	$4,440	$35,944
Undrawn commitments	28,023	233	28,256	24,303	139	24,442	21,853	167	22,020
Repo-style transactions	29,823	138	29,961	28,055	139	28,194	28,614	–	28,614
Other off-balance sheet	8,332	180	8,512	5,204	191	5,395	4,765	188	4,953
OTC derivatives	3,430	–	3,430	3,909	–	3,909	5,316	29	5,345
	113,444	3,999	117,443	100,962	3,989	104,951	92,052	4,824	96,876
Sovereign
Drawn	20,849	2,687	23,536	20,571	2,529	23,100	25,404	1,490	26,894
Undrawn commitments	4,617	–	4,617	4,791	–	4,791	4,513	–	4,513
Repo-style transactions	5,666	–	5,666	1,893	–	1,893	1,056	–	1,056
Other off-balance sheet	486	–	486	410	–	410	184	–	184
OTC derivatives	3,055	5	3,060	2,572	–	2,572	1,778	–	1,778
	34,673	2,692	37,365	30,237	2,529	32,766	32,935	1,490	34,425
Banks
Drawn	10,981	730	11,711	12,960	846	13,806	15,613	766	16,379
Undrawn commitments	568	–	568	613	–	613	890	–	890
Repo-style transactions	21,449	–	21,449	25,342	–	25,342	51,395	–	51,395
Other off-balance sheet	43,504	–	43,504	43,825	–	43,825	42,082	–	42,082
OTC derivatives	7,941	9	7,950	7,948	5	7,953	7,486	5	7,491
	84,443	739	85,182	90,688	851	91,539	117,466	771	118,237
Total business and government portfolios (gross)	232,560	7,430	239,990	221,887	7,369	229,256	242,453	7,085	249,538
Less: repo collateral	48,152	–	48,152	50,106	–	50,106	76,273	–	76,273
Total business and government portfolios (net)	184,408	7,430	191,838	171,781	7,369	179,150	166,180	7,085	173,265
Retail portfolios
Real estate secured personal lending
Drawn	165,482	2,183	167,665	164,709	2,218	166,927	157,315	2,216	159,531
Undrawn commitments	28,811	–	28,811	27,993	–	27,993	25,983	–	25,983
	194,293	2,183	196,476	192,702	2,218	194,920	183,298	2,216	185,514
Qualifying revolving retail
Drawn	21,313	–	21,313	21,338	–	21,338	20,743	–	20,743
Undrawn commitments	39,745	–	39,745	40,586	–	40,586	40,095	–	40,095
Other off-balance sheet	341	–	341	396	–	396	381	–	381
	61,399	–	61,399	62,320	–	62,320	61,219	–	61,219
Other retail
Drawn	7,791	2,159	9,950	7,963	2,541	10,504	8,001	2,991	10,992
Undrawn commitments	1,222	20	1,242	1,302	20	1,322	2,110	20	2,130
Other off-balance sheet	29	16	45	32	16	48	18	–	18
	9,042	2,195	11,237	9,297	2,577	11,874	10,129	3,011	13,140
Total retail portfolios	264,734	4,378	269,112	264,319	4,795	269,114	254,646	5,227	259,873
Securitization exposures(1)	19,003	–	19,003	19,488	–	19,488	17,592	–	17,592
Gross credit exposure	$516,297	$11,808	$528,105	$505,694	$12,164	$517,858	$514,691	$12,312	$527,003
Net credit exposure	$468,145	$11,808	$479,953	$455,588	$12,164	$467,752	$438,418	$12,312	$450,730

(1)	Under internal ratings based approach.

CIBC 2012 ANNUAL REPORT	45

Management’s discussion and analysis

The portfolios are categorized based upon how we manage the business and the associated risks. Amounts provided are after CVA related to financial guarantors, derivative master netting agreements, and before allowance for credit losses and other risk mitigation. Non-trading equity exposures are not included in the table above as they have been deemed immaterial under the OSFI guidelines, and hence, are subject to 100% risk-weighting.

Exposures subject to AIRB approach

Business and government portfolios (excluding scored small business) – risk-rating method

This section describes the portfolio rating categories. The portfolio comprises exposure to corporate, sovereign, and bank obligors. Our adjudication process and criteria includes assigning an obligor rating that reflects our estimate of the financial strength of the borrower, and a facility rating that reflects the security applicable to the exposure.

The obligor rating takes into consideration our financial assessment of the obligor, the industry, and the economic environment of the region in which the obligor operates. Where a guarantee from a third party exists, both the obligor and the guarantor will be assessed. While our obligor rating is arrived at independently of external ratings for the obligor, our risk-rating methodology includes a review of those external ratings.

A mapping between our internal ratings and the ratings used by external ratings agencies is shown in the table below.

Grade	CIBC rating	S&P equivalent	Moody’s equivalent
Investment grade	00 - 47	AAA to BBB-	Aaa to Baa3
Non-investment grade	51 - 67	BB+ to B-	Ba1 to B3
Watchlist	70 - 80	CCC+ to CC	Caa1 to Ca
Default	90	D	C

We use quantitative modelling techniques to assist in the development of internal risk-rating systems. The risk-rating systems have been developed through analysis of internal and external credit risk data. The risk ratings are used for portfolio management, risk limit setting, product pricing, and in the determination of economic capital.

Our credit process is designed to ensure that we approve applications and extend credit only where we believe that our customer has the ability to repay, according to the agreed terms and conditions. Embedded in our credit policies and criteria is an assessment of risk exposure using the following three dimensions:

•	PD – the probability that the obligor will default within the next 12 months.
•	EAD – the estimate of the amount which will be drawn at the time of default.
•	LGD – the expected severity of loss as the result of the default, expressed as a percentage of the EAD.

Our credit framework and policies define our appetite for exposure to any single name or group of related borrowers, which is a function of the internal risk rating. We generally extend new credit only to borrowers in the investment grade noted above. Our credit policies are also defined to manage our exposure to concentration in any borrowers in any particular industry or region.

The effectiveness of the risk-rating systems and the parameters associated with the risk ratings are monitored within Risk Management and are subject to an annual review. The models used in the estimation of the risk parameters are also subject to independent validation by the Risk Management validation group, which is independent of both the origination business and the model development process.

Parameter estimates for each of these dimensions are long-term averages with adjustments for the impact of any potential change in the credit cycle.

A simplified risk-rating process (slotting approach) is used for uninsured Canadian commercial mortgages, which comprise non-residential mortgages and multi-family residential mortgages. These exposures are individually rated on our rating scale using a risk-rating methodology that considers the property’s key attributes, which include its loan-to-value (LTV) and debt service ratios, the quality of the property, and the financial strength of the owner/sponsor. All exposures are secured by a lien over the property. Additionally, we have insured multi-family residential mortgages, which are not treated under the slotting approach, but are instead treated as sovereign exposures in the following table.

46	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Credit quality of the risk-rated portfolios

The following table provides the credit quality of the risk-rated portfolios. Amounts provided are before allowance for credit losses, and after credit risk mitigation, CVA, and collateral on repurchase agreement activities.

$ millions, as at
		EAD
	Grade	Corporate	Sovereign	Banks	Total
Oct. 31	Investment grade	$49,424	$30,034	$62,919	$142,377
2012	Non-investment grade	30,102	547	2,206	32,855
	Watchlist	717	–	15	732
	Default	816	–	–	816
	Total risk-rated exposure	$81,059	$30,581	$65,140	$176,780
	Strong				7,120
	Good				350
	Satisfactory				96
	Weak				62
	Total slotted exposure				$7,628
	Total business and government portfolios				$184,408
Oct. 31	Investment grade	$39,831	$27,986	$65,760	$133,577
2011	Non-investment grade	26,482	510	2,244	29,236
	Watchlist	546	–	3	549
	Default	848	–	–	848
	Total risk-rated exposure	$67,707	$28,496	$68,007	$164,210
	Strong				7,222
	Good				239
	Satisfactory				41
	Weak				65
	Default				4
	Total slotted exposure				$7,571
	Total business and government portfolios				$171,781
Nov. 1	Investment grade	$33,217	$31,385	$67,501	$132,103
2010	Non-investment grade	22,761	517	2,347	25,625
	Watchlist	603	1	3	607
	Default	1,043	1	–	1,044
	Total risk-rated exposure	$57,624	$31,904	$69,851	$159,379
	Strong				6,612
	Good				111
	Satisfactory				57
	Weak				13
	Default				8
	Total slotted exposure				$6,801
	Total business and government portfolios				$166,180

The total exposures increased by $12.6 billion from October 31, 2011, largely attributable to growth in our corporate and commercial lending portfolios. The increase was mainly in the investment grade category, which increased by $8.8 billion from October 31, 2011, while the non-investment grade category was up $3.6 billion. The increase in watchlist exposures was largely attributable to downgrades in the Canadian portfolio, while default exposures were down marginally from October 31, 2011.

Retail portfolios

Retail portfolios are characterized by a large number of relatively small exposures. They comprise: real estate secured personal lending (residential mortgages and personal loans and lines secured by residential property); qualifying revolving retail exposures (credit cards and unsecured lines of credit); and other retail exposures (loans secured by non-residential assets, unsecured loans including student loans, and scored small business loans). We use scoring models in the adjudication of new retail credit exposures, which are based on statistical methods of analyzing the unique characteristics of the borrower, to estimate future behaviour. In developing our models, we use internal historical information from previous borrowers, as well as information from external sources, such as credit bureaus. The use of credit scoring models allows for consistent assessment across borrowers. There are specific guidelines in place for each product, and our adjudication decision will take into account the characteristics of the borrower, any guarantors, and the quality and sufficiency of the collateral pledged (if any). The documentation required as part of the lending process will include satisfactory identification, proof of income, independent appraisal of the collateral, and registration of security, as appropriate.

Retail portfolios are managed as pools of homogeneous risk exposures, using external credit bureau scores and/or other behavioural assessments to group exposures according to similar credit risk profiles. These pools are assessed through statistical techniques, such as credit scoring and computer-based models. Characteristics used to group individual exposures vary by asset category; as a result, the number of pools, their size, and the statistical techniques applied to their management differ accordingly.

CIBC 2012 ANNUAL REPORT	47

Management’s discussion and analysis

The following table maps the PD bands to various risk levels:

Risk level	PD bands
Exceptionally low	0.01% – 0.20%
Very low	0.21% – 0.50%
Low	0.51% – 2.00%
Medium	2.01% – 10.00%
High	10.01% – 99.99%
Default	100%

Credit quality of the retail portfolios

The following table presents the credit quality of the retail portfolios. Amounts provided are before allowance for credit losses and after credit risk mitigation. Retail portfolios includes $110.2 billion (October 31, 2011: $112.6 billion; November 1, 2010: $108.9 billion) of insured residential mortgages, $2.7 billion (October 31, 2011: $2.8 billion; November 1, 2010: $3.5 billion) of small business scored exposures, government guaranteed student loans, and small business loans.

$ millions, as at
		EAD
	Risk level	Real estate secured personal lending	Qualifying revolving retail	Other retail	Total
Oct. 31	Exceptionally low	$170,099	$34,201	$1,626	$205,926
2012	Very low	12,482	5,482	1,319	19,283
	Low	10,015	14,135	3,740	27,890
	Medium	1,414	5,999	1,924	9,337
	High	170	1,393	343	1,906
	Default	113	189	90	392
		$194,293	$61,399	$9,042	$264,734
Oct. 31	Exceptionally low	$168,805	33,562	1,423	203,790
2011	Very low	12,906	6,796	743	20,445
	Low	9,760	13,646	4,252	27,658
	Medium	922	6,397	2,296	9,615
	High	181	1,746	465	2,392
	Default	128	173	118	419
		$192,702	$62,320	$9,297	$264,319
Nov. 1	Exceptionally low	$163,732	32,252	825	196,809
2010	Very low	10,991	9,230	2,244	22,465
	Low	7,705	12,556	4,885	25,146
	Medium	593	5,484	2,045	8,122
	High	112	1,523	61	1,696
	Default	165	174	69	408
		$183,298	$61,219	$10,129	$254,646

Real estate secured personal lending

It comprises residential mortgages and personal loans and lines secured by residential property. This portfolio is low risk where we have a first charge on the majority of the properties, and second lien on only a small portion of the portfolio. We use the same scoring model and lending criteria in the adjudication of both first lien and second lien loans; however, our credit policies are designed to ensure that the value of both the first and second liens does not exceed 80% of the collateral value at origination.

In Canada, banks are limited to providing residential real estate loans of no more than 80% of the collateral value by the Bank Act. All loans with a higher LTV ratio must be insured by either the Government of Canada or a private insurer. While all insurers are well capitalized at the moment and private insurers claims are substantially covered by the Government of Canada in the event of a bankruptcy, there is a possibility that losses could be incurred if private insurers become bankrupt or both the private insurers and the Government of Canada deny claims under certain terms and conditions. No material losses are expected in the mortgage portfolio.

48	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

The following tables provide details on our Canadian residential mortgage portfolios:

$ billions, as at October 31, 2012	Notional	Insured(1)	Uninsured
Ontario	$66.0	75%	25%
British Columbia	29.1	73	27
Alberta	23.5	77	23
Quebec	10.3	82	18
Other	14.8	82	18
	$143.7	76%	24%
October 31, 2011	$143.8	77%	23%

(1)	93% (2011: 92%) is insured by Government of Canada and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS.

	LTV ratio
	Insured	Uninsured
October 31, 2012(1)	48%	50%
October 31, 2011(2)	49%	49%

(1)	Based on latest available industry house price estimates from Teranet (September 30, 2012).

(2)	Based on industry house price estimates from Teranet (September 30, 2011).

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at October 31, 2012, our Canadian condominium mortgages were $16.9 billion (2011: $17.1 billion) of which 77% (2011: 78%) were insured. Our drawn developer loans were $701 million (2011: $458 million) or 1% of our business and government portfolio and our related undrawn exposure was $2.0 billion (2011: $1.4 billion). The condominium developer exposure is diversified across 70 projects.

Exposures subject to the standardized approach

Exposures within CIBC FirstCaribbean, certain exposures to individuals for non-business purposes, and credit card receivables related to the MasterCard portfolio have been deemed immaterial, and are subject to the standardized approach. The standardized approach utilizes a set of risk weightings defined by the regulators, as opposed to the more data intensive Advanced Internal Ratings Based approach. A detailed breakdown of our standardized exposures before allowance for credit losses by risk-weight category is provided below.

		Risk-weight category
$ millions, as at		0%	20%	50%	75%	100%	Total
Oct. 31	Corporate	$–	$–	$–	$–	$3,999	$3,999
2012	Sovereign	1,890	34	210	–	558	2,692
	Bank	–	620	73	–	46	739
	Real estate secured personal lending	–	–	–	2,183	–	2,183
	Other retail	–	–	–	2,062	133	2,195
		$1,890	$654	$283	$4,245	$4,736	$11,808
Oct. 31	Corporate	$–	$–	$14	$–	$3,975	$3,989
2011	Sovereign	1,647	114	229	–	539	2,529
	Bank	–	683	156	–	12	851
	Real estate secured personal lending	–	–	–	2,218	–	2,218
	Other retail	–	–	–	2,404	173	2,577
		$1,647	$797	$399	$4,622	$4,699	$12,164
Nov. 1	Corporate	$–	$–	$40	$–	$4,784	$4,824
2010	Sovereign	1,213	81	69	–	127	1,490
	Bank	–	632	125	–	14	771
	Real estate secured personal lending	–	–	–	2,215	1	2,216
	Other retail	–	–	–	2,801	210	3,011
		$1,213	$713	$234	$5,016	$5,136	$12,312

CIBC 2012 ANNUAL REPORT	49

Management’s discussion and analysis

Securitization exposures

The following table provides details on our securitization exposures by credit ratings under the IRB approach. Accumulated gain of nil (October 31, 2011: $60 million; November 1, 2010: $58 million) is not included in the table below as it is deducted from Tier 1 capital.

$ millions, as at	Oct. 31 2012	Oct. 31 2011(1)	Nov. 1 2010(1)
S&P rating equivalent	EAD(2)
AAA to BBB-	$12,220	$13,517	$16,255
BB+ to BB-	–	–	9
Below BB-	18	19	484
Unrated	6,337	5,539	308
	$18,575	$19,075	$17,056

(1)	Under Canadian GAAP.

(2)	EAD under IRB approach is net of financial collateral of $428 million (October 31, 2011: $353 million: November 1, 2010: $478 million).

Counterparty credit exposures

We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity, and credit derivatives trading, hedging, and portfolio management activities, as explained in Note 12 to the consolidated financial statements. The PD of our counterparties is measured in the same manner as our direct lending activity.

We are exposed to wrong-way risk when the exposure to a particular counterparty is adversely correlated with the credit quality of that counterparty. When we are exposed to wrong-way risk with a derivative counterparty, our procedures subject those transactions to a more rigorous approval process. The exposure may be hedged with other derivatives to further mitigate the risk that can arise from these transactions.

We establish a CVA for expected future credit losses from each of our derivative counterparties. The expected future credit loss is a function of our estimates of the PD, the expected loss/exposure in the event of default, and other factors such as risk mitigants.

Rating profile of derivative MTM receivables

$ billions, as at		Oct. 31 2012		Oct. 31 2011		Nov. 1 2010
S&P rating equivalent	Exposure(1)
AAA to BBB-	$5.46	81.4%	$5.72	79.3%	$6.48	86.7%
BB+ to B-	1.22	18.2	1.46	20.3	0.82	11.0
CCC+ to CCC-	0.02	0.2	0.01	0.1	0.01	0.1
Below CCC-	0.01	0.1	0.01	0.2	0.02	0.3
Unrated	0.01	0.1	0.01	0.1	0.14	1.9
	$6.72	100.0%	$7.21	100.0%	$7.47	100.0%

(1)	MTM value of the derivative contracts is after CVA and derivative master netting agreements, and before any collateral.

Concentration of exposures

Concentration of credit risk exists when a number of obligors are engaged in similar activities, or operate in the same geographical areas or industry sectors, and have similar economic characteristics so that their ability to meet contractual obligations is similarly affected by changes in economic, political, or other conditions.

Geographic distribution

The following table provides a geographic distribution of our business and government exposures under the AIRB approach. The classification of geography is based upon the country of ultimate risk. Amounts are before allowance for credit losses and risk mitigation, and after CVA related to financial guarantors and $48.2 billion (October 31, 2011: $50.1 billion; November 1, 2010: $76.3 billion) of collateral held for our repurchase agreement activities.

$ millions, as at		Canada	U.S.	Europe	Other	Total
Oct. 31	Drawn	$52,898	$15,244	$3,358	$4,166	$75,666
2012	Undrawn commitments	27,772	3,927	865	644	33,208
	Repo-style transactions	7,083	1,291	127	285	8,786
	Other off-balance sheet	40,995	7,753	3,303	271	52,322
	OTC derivatives	6,813	2,379	4,672	562	14,426
		$135,561	$30,594	$12,325	$5,928	$184,408
Oct. 31	Drawn	$51,796	$12,650	$5,068	$3,508	$73,022
2011	Undrawn commitments	25,421	3,397	381	508	29,707
	Repo-style transactions	3,126	1,547	429	82	5,184
	Other off-balance sheet	39,001	5,204	5,050	184	49,439
	OTC derivatives	6,365	2,774	4,664	626	14,429
		$125,709	$25,572	$15,592	$4,908	$171,781
Nov. 1	Drawn	52,490	10,967	5,994	3,070	72,521
2010	Undrawn commitments	22,652	2,749	458	1,397	27,256
	Repo-style transactions	1,763	2,347	466	216	4,792
	Other off-balance sheet	35,956	4,737	5,730	608	47,031
	OTC derivatives	6,350	3,058	4,635	537	14,580
		$119,211	$23,858	$17,283	$5,828	$166,180

For retail portfolios, substantially all of the exposures under the AIRB approach are based in Canada.

50	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Business and government exposures by industry groups

The following table provides an industry-wide breakdown of our business and government exposures under the AIRB approach. Amounts are before allowance for credit losses and risk mitigation, and after CVA related to financial guarantors and $48.2 billion (October 31, 2011: $50.1 billion; November 1, 2010: $76.3 billion) of collateral held for our repurchase agreement activities.

$ millions, as at		Drawn	Undrawn commitments	Repo-style transactions	Other off- balance sheet	OTC derivatives		Total
Oct. 31 2012	Commercial mortgages	$7,525	$103	$–	$–	$–		$7,628
	Financial institutions	15,431	2,985	7,217	47,688	10,105	(1)	83,426
	Retail and wholesale	2,711	2,297	–	267	30		5,305
	Business services	3,930	1,415	14	195	29		5,583
	Manufacturing – capital goods	1,513	1,193	–	90	37		2,833
	Manufacturing – consumer goods	2,034	853	–	109	23		3,019
	Real estate and construction	10,205	3,933	–	801	72		15,011
	Agriculture	3,532	1,117	–	41	28		4,718
	Oil and gas	3,752	6,547	–	811	548		11,658
	Mining	662	2,549	–	433	19		3,663
	Forest products	476	476	–	138	35		1,125
	Hardware and software	592	349	–	52	6		999
	Telecommunications and cable	452	1,108	–	228	76		1,864
	Broadcasting, publishing and printing	396	267	–	180	3		846
	Transportation	1,337	1,174	–	200	88		2,799
	Utilities	1,753	2,902	–	732	381		5,768
	Education, health, and social services	1,395	846	14	50	97		2,402
	Governments	17,970	3,094	1,541	307	2,849		25,761
		$75,666	$33,208	$8,786	$52,322	$14,426		$184,408
Oct. 31 2011	Commercial mortgages	$7,420	$151	$–	$–	$–		$7,571
	Financial institutions	17,826	2,888	5,035	45,669	10,563	(1)	81,981
	Retail and wholesale	2,424	2,228	–	280	39		4,971
	Business services	3,723	1,525	–	166	38		5,452
	Manufacturing – capital goods	1,532	1,082	–	96	47		2,757
	Manufacturing – consumer goods	1,612	940	–	24	19		2,595
	Real estate and construction	8,573	3,130	–	753	117		12,573
	Agriculture	3,228	1,105	–	33	27		4,393
	Oil and gas	3,357	5,480	–	504	530		9,871
	Mining	468	1,893	–	311	19		2,691
	Forest products	473	474	–	117	51		1,115
	Hardware and software	381	381	–	47	5		814
	Telecommunications and cable	365	827	–	199	69		1,460
	Broadcasting, publishing and printing	444	314	–	157	11		926
	Transportation	1,185	1,008	–	270	30		2,493
	Utilities	963	2,225	–	614	424		4,226
	Education, health, and social services	1,254	937	10	55	92		2,348
	Governments	17,794	3,119	139	144	2,348		23,544
		$73,022	$29,707	$5,184	$49,439	$14,429		$171,781
Nov. 1 2010	Commercial mortgages	$6,638	$163	$–	$–	$–		$6,801
	Financial institutions	24,210	2,927	4,711	43,741	11,453	(1)	87,042
	Retail and wholesale	2,390	1,917	–	263	42		4,612
	Business services	3,506	1,274	29	331	100		5,240
	Manufacturing – capital goods	1,046	1,066	–	101	42		2,255
	Manufacturing – consumer goods	1,280	820	–	45	35		2,180
	Real estate and construction	5,717	2,690	–	618	71		9,096
	Agriculture	2,968	999	–	31	23		4,021
	Oil and gas	2,791	4,742	–	352	419		8,304
	Mining	264	1,955	–	284	63		2,566
	Forest products	353	344	9	102	42		850
	Hardware and software	496	349	1	31	4		881
	Telecommunications and cable	418	982	–	185	172		1,757
	Broadcasting, publishing and printing	424	487	–	73	12		996
	Transportation	1,114	723	–	422	44		2,303
	Utilities	875	1,901	–	332	404		3,512
	Education, health, and social services	1,211	874	17	66	80		2,248
	Governments	16,820	3,043	25	54	1,574		21,516
		$72,521	$27,256	$4,792	$47,031	$14,580		$166,180

(1)	Includes $281 million (October 31,2011: $487 million; November 1, 2010: $1.2 billion) of EAD with financial guarantors hedging our derivative contracts. The fair value of these derivative contracts net of CVA was $269 million (October 31, 2011: $477 million; November 1, 2010: $732 million).

As at October 31, 2012, the notional amount of credit protection purchased against our business and government loans was $34 million (October 31, 2011: $85 million; November 1, 2010: $1.2 billion). The decrease during the year was due to unwinding of hedge positions. All counterparties from whom we have purchased credit protection for the loan portfolio are financial institutions with investment-grade ratings from major rating agencies.

CIBC 2012 ANNUAL REPORT	51

Management’s discussion and analysis

Total loans and acceptances

As at October 31, 2012, total loans and acceptances after allowance for credit losses were $252.7 billion (October 31, 2011: $248.4 billion; November 1, 2010: $237.2 billion). Consumer loans (comprising residential mortgages, credit cards and personal loans, including student loans) constitute 79% (October 31, 2011: 80%; November 1, 2010: 81%) of the portfolio, and business and government loans (including acceptances) constitute the remaining.

Consumer loans were down by $517 million from the prior year. The decrease in residential mortgages and credit cards was largely offset by an increase in personal lending. Business and government loans (including acceptances) were up $4.8 billion or 10% from the prior year, mainly attributable to the real estate and construction, and the utilities sectors.

The following table provides details of our impaired loans, allowances and provisions for credit losses.

$ millions, as at or for the year ended October 31	Business and government loans	Consumer loans	2012 Total	Business and government loans	Consumer loans	2011 Total
Gross impaired loans
Balance at beginning of year	$1,102	$815	$1,917	$1,080	$854	$1,934
New additions	490	1,646	2,136	431	1,792	2,223
Returned to performing status, repaid or sold	(273)	(565)	(838)	(251)	(654)	(905)
Gross impaired loans prior to write-offs	1,319	1,896	3,215	1,260	1,992	3,252
Write-offs	(191)	(1,157)	(1,348)	(158)	(1,177)	(1,335)
Balance at end of year	$1,128	$739	$1,867	$1,102	$815	$1,917
Allowance for impairment(1)
Balance at beginning of year	$388	$214	$602	$372	$224	$596
Write-offs	(191)	(1,157)	(1,348)	(158)	(1,177)	(1,335)
Provisions	317	1,016	1,333	196	1,050	1,246
Recoveries	9	161	170	12	133	145
Interest accrued on impaired	(30)	(17)	(47)	(34)	(14)	(48)
Other	(1)	12	11	–	(2)	(2)
Balance at end of year	$492	$229	$721	$388	$214	$602
Net impaired loans
Balance at beginning of year	$714	$601	$1,315	$708	$630	$1,338
Net change in gross impaired	26	(76)	(50)	22	(39)	(17)
Net change in allowance	(104)	(15)	(119)	(16)	10	(6)
Balance at end of year	$636	$510	$1,146	$714	$601	$1,315
Gross impaired loans less allowance for impairment as a percentage of related assets(2)			0.41%			0.48%

(1)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent, and individual allowance.

(2)	The related assets include loans, securities borrowed and purchased under resale agreements, and acceptances.

Impaired loans

During the year, $2.1 billion of loans were newly classified as impaired, down $87 million from 2011. This was driven by a decrease of $146 million in consumer loans, partially offset by an increase of $59 million in business and government loans.

Reductions in gross impaired loans (GIL) through remediation, repayment or sale were $838 million, down $67 million from 2011. This was mainly driven by a decrease of $89 million in consumer loans, partially offset by an increase of $22 million in business and government loans. For the year, write-offs totalled $1.3 billion, up $13 million from the prior year. Business and government loan write-offs increased by $33 million, while consumer loan write-offs decreased by $20 million.

After experiencing an increase during the 2009 recession, Canadian consumer GIL stabilized in 2011 and showed some improvement in 2012. The majority of impaired residential mortgages in 2012 were in the Canadian insured portfolio where losses are expected to be minimal. Consumer GIL in CIBC FirstCaribbean increased slightly in 2012 mainly due to continued economic pressure in the Caribbean region. GIL in business and government loans was comparable to the prior year, with an increase in new classifications in the oil and gas sector and in U.S. real estate finance accounts originated before 2009, offsetting higher loans repaid and increased write-offs.

Additional details on the geographic distribution and industry classification of impaired loans are provided in the “Supplementary annual financial information” section.

Allowance for credit losses

The total allowance for credit losses consists of individually assessed and collectively assessed allowance components carried on the consolidated balance sheet.

The allowance for credit losses is the means by which we reduce the book value of our loan portfolio to the value of future cash flows that we expect to receive from those loans, discounted at the effective interest rate of the loan. Our loss estimate on impaired loans, and therefore, the level of individually assessed allowance for such loans is a function of the security and collateral held against each of the impaired loans in the portfolio. The nature of the security and collateral varies by loan, and may include cash, guarantees, real property, inventory, accounts receivable, or other assets. Larger loans are assessed individually, while smaller retail loans may be assessed on a collective basis, using historical loss data. The collectively assessed allowance also provides for credit losses that are expected to have already occurred in the current portfolio, but that have not yet been identified or provided for through the individually assessed allowance.

For a discussion on the methodologies used in establishing our allowance for credit losses, see the “Critical accounting policies and estimates” section. A breakdown of the allowance by geographic region and industry classification is provided in the “Supplementary annual financial information” section.

The total allowance for credit losses was $1,916 million, up $65 million or 4% from 2011.

52	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Individually assessed allowance for credit losses was $475 million, up $109 million or 30% from 2011. The individually assessed allowance for business and government loans increased by $110 million or 31%, mainly attributable to the real estate and construction, and transportation sectors. The increase was primarily in North America and this movement is consistent with the increase in GIL. Business and government GIL increased $112 million in North America where individually assessed allowances increased $103 million (or approximately 92% of the increase in GIL). The increase in both GIL and individually assessed allowance was largely driven by the U.S. real estate finance accounts originated before 2009 and the exited U.S. leveraged finance portfolio. The individually assessed allowance for consumer loans was comparable to the prior year.

Additional information on individually assessed allowance for credit losses as a percentage of GIL is provided in the “Supplementary annual financial information” section.

The collectively assessed allowance for impaired loans was $246 million, up $10 million or 4% from 2011. The collectively assessed allowance for consumer impaired loans increased by $16 million or 8%, mainly attributable to residential mortgages. The increase was primarily outside North America and this movement is consistent with the increase in GIL. Residential mortgage GIL increased $24 million outside North America where the collectively assessed allowance for impaired loans increased $9 million (or approximately 38% of the increase in GIL). The increase in both the GIL and collectively assessed allowance for residential mortgages outside North America was attributable to our CIBC FirstCaribbean subsidiary, which continued to be affected by global economic stresses that have had a detrimental effect on the Caribbean economy. The collectively assessed allowance for business and government impaired loans decreased by $6 million or 19%. The decrease is attributable to various sectors across Canada.

The collectively assessed allowance for non-impaired loans was $1,195 million, down $54 million or 4% from 2011. The collectively assessed allowance for consumer non-impaired loans decreased $61 million or 6%, largely driven by an improvement in the cards portfolio. The collectively assessed allowance for business and government non-impaired loans was comparable to the prior year.

Additional information on the collectively assessed allowance as a percentage of total net loans is provided in the “Supplementary annual financial information” section.

Management believes the total allowance for credit losses as at October 31, 2012 was appropriate in light of the composition of the credit portfolio. Future additions to, or reductions of, the allowance will be influenced by the continuing evaluation of risks in the loan portfolio as well as changing economic conditions.

Exposure to certain countries and regions

Several European countries, especially Greece, Ireland, Italy, Portugal, and Spain, have continued to experience credit concerns. The following tables provide our exposure to these and other European countries, both within and outside the Eurozone, and selected countries in the Middle East and North Africa that have either experienced or may be at risk of unrest. Except as noted in our indirect exposures section below, we do not have any other exposure through our SPEs to the countries included in the tables below.

CIBC 2012 ANNUAL REPORT	53

Management’s discussion and analysis

Direct exposures to certain countries and regions

Our direct exposures presented in the tables below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of allowances, if any), deposits with banks (stated at amortized cost net of allowances, if any) and securities (stated at fair value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of allowances, if any) and sold CDS contracts where we do not benefit from subordination (stated at notional amount less fair value); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions(1) (stated at fair value).

Of our total direct exposures to Europe, approximately 98% (2011: 98%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s or S&P.

The following table provides a summary of our positions in this business:

	Direct exposures
	Funded				Unfunded
$ millions, as at October 31, 2012	Corporate	Sovereign	Bank	Total funded (A)	Corporate		Bank	Total unfunded (B)
Austria	$–	$75	$–	$75	$–		$–	$–
Belgium	1	–	62	63	–		7	7
Finland	1	–	1	2	–		–	–
France	48	–	4	52	11		7	18
Germany	200	48	2	250	70		–	70
Greece	4	–	–	4	–		–	–
Ireland	–	–	10	10	–		–	–
Italy	2	–	–	2	–		1	1
Luxembourg	–	–	51	51	–		–	–
Netherlands	7	210	101	318	–		48	48
Portugal	–	–	–	–	–		–	–
Slovenia	–	–	–	–	–		2	2
Spain	–	–	1	1	–		–	–
Total Eurozone	$263	$333	$232	$828	$81		$65	$146
Czech Republic	$–	$–	$–	$–	$–		$–	$–
Denmark	–	50	39	89	–		10	10
Guernsey	–	–	2	2	–		–	–
Isle of Man	–	–	–	–	–		–	–
Norway	–	98	110	208	–		–	–
Russia	–	–	–	–	–		–	–
Sweden	155	108	260	523	43		–	43
Switzerland	222	–	140	362	417		–	417
Turkey	–	–	8	8	–		5	5
United Kingdom	501	274	496	1,271	856	(2)	110	966
Total non-Eurozone	$878	$530	$1,055	$2,463	$1,316		$125	$1,441
Total Europe	$1,141	$863	$1,287	$3,291	$1,397		$190	$1,587
Middle East and North Africa(3)	$–	$2	$–	$2	$–		$2	$2
Total exposure	$1,141	$865	$1,287	$3,293	$1,397		$192	$1,589
October 31, 2011	$906	$3,078	$1,656	$5,640	$683		$117	$800

(1)	Comprises securities purchased and sold under repurchase agreements for cash collateral; securities borrowed and lent for cash collateral; and securities borrowed and lent for securities collateral.

(2)	Includes $144 million of exposure (notional value of $183 million and fair value of $39 million) on a CDS sold on a bond issue of a U.K. corporate entity, which is guaranteed by a financial guarantor. We currently hold the CDS sold as part of our structured credit run-off business. A payout on the CDS sold would be triggered by the bankruptcy of the reference entity, or a failure of the entity to make a principal or interest payment as it is due, as well as a failure of the financial guarantor to meet its obligation under the guarantee.

(3)	Comprises Algeria, Bahrain, Egypt, Jordan, Lebanon, Libya, Morocco, Oman, Saudi Arabia, Syria, Tunisia, and Yemen.

54	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

	Direct exposures (continued)
	Derivative MTM receivables and repo-style transactions
$ millions, as at October 31, 2012	Corporate	Sovereign	Bank	Gross exposure	(1)	Collateral held	(2)	Net exposure (C)	Total direct exposure (A)+(B)+(C)
Austria	$–	$–	$37	$37		$37		$–	$75
Belgium	–	–	54	54		53		1	71
Finland	–	–	7	7		–		7	9
France	–	–	1,726	1,726		1,719		7	77
Germany	–	–	1,123	1,123		895		228	548
Greece	–	–	–	–		–		–	4
Ireland	–	–	230	230		225		5	15
Italy	–	–	34	34		31		3	6
Luxembourg	–	–	10	10		–		10	61
Netherlands	10	–	69	79		59		20	386
Portugal	–	–	–	–		–		–	–
Slovenia	–	–	–	–		–		–	2
Spain	–	–	6	6		4		2	3
Total Eurozone	$10	$–	$3,296	$3,306		$3,023		$283	$1,257
Czech Republic	$–	$–	$55	$55		$55		$–	$–
Denmark	–	–	17	17		17		–	99
Guernsey	–	–	–	–		–		–	2
Norway	–	–	236	236		236		–	208
Russia	–	–	4	4		–		4	4
Sweden	1	–	–	1		–		1	567
Switzerland	–	–	1,172	1,172		1,164		8	787
Turkey	–	–	–	–		–		–	13
United Kingdom	62	–	1,298	1,360		1,295		65	2,302
Total non-Eurozone	$63	$–	$2,782	$2,845		$2,767		$78	$3,982
Total Europe	$73	$–	$6,078	$6,151		$5,790		$361	$5,239
Middle East and North Africa(3)	$–	$–	$–	$–		$–		$–	$4
Total exposure	$73	$–	$6,078	$6,151		$5,790		$361	$5,243
October 31, 2011	$32	$7	$8,549	$8,588		$8,125		$463	$6,903

(1)	The amounts shown are net of CVA.

(2)	Collateral on derivative MTM receivables was $2.3 billion (2011: $1.9 billion), and was all in the form of cash. Collateral on repo-style transactions was $3.5 billion (2011: $6.2 billion), and is comprised of cash and investment-grade debt securities.

(3)	Comprises Algeria, Bahrain, Egypt, Jordan, Lebanon, Libya, Morocco, Oman, Saudi Arabia, Syria, Tunisia, and Yemen.

Indirect exposures to certain countries and regions

Our indirect exposures comprise securities (primarily CLOs classified as loans on our consolidated balance sheet), and written credit protection on securities in our structured credit run-off business where we benefit from subordination to our position. Our gross exposure before subordination is stated at carrying value for securities and notional less fair value for derivatives where we have written protection. We have no indirect exposures to Portugal, Slovenia, Guernsey, Turkey, Russia and selected countries in the Middle East and North Africa.

$ millions, as at October 31, 2012	Total indirect exposure
Austria	$12
Belgium	39
Finland	12
France	531
Germany	424
Greece	10
Ireland	61
Italy	78
Luxembourg	58
Netherlands	313
Spain	148
Total Eurozone	1,686
Denmark	$37
Norway	11
Sweden	78
Switzerland	4
United Kingdom	636
Total non-Eurozone	$766
Total exposure	$2,452
October 31, 2011	$2,559

In addition to the indirect exposures above, we have indirect exposure to European counterparties when we have taken debt or equity securities issued by European entities as collateral for our securities lending and borrowing activity, from entities that are not in Europe. Our indirect exposure was $846 million (2011: $2.9 billion).

CIBC 2012 ANNUAL REPORT	55

Management’s discussion and analysis

Selected exposures in certain selected activities

In response to the recommendations of the Financial Stability Board, this section provides information on our other selected activities within our continuing and exited businesses that may be of particular interest to investors based on their risk characteristics and the current market environment.

U.S. real estate finance

In our U.S. real estate finance business, we operate a full-service platform which originates commercial mortgages to mid-market clients, under four programs.

The construction program offers floating-rate financing to properties under construction. The interim program offers fixed and floating-rate financing, typically with an average term of one to three years for properties that are fully leased or with some leasing or renovation yet to be done. In addition, the interim program provides operating lines to select borrowers. These programs provide feeder product for the group’s permanent fixed-rate loan program. Once the construction and interim phases are complete and the properties are income producing, borrowers are offered fixed-rate financing within the permanent program (typically with average terms of 10 years).

We previously had an equity-accounted investment jointly with a private equity firm which originated a pool of fixed-rate first mortgages secured by commercial real estate in the U.S. We previously provided a senior-ranking credit facility to the entity with a three-year initial term, under which each advance under the facility to fund a loan was subject to our credit approval. We also previously provided a contingent swap line relating to the entity’s interest rate hedging activity. In the third quarter of 2012, the origination of new mortgages under the arrangement was discontinued, the credit facility and contingent swap line were cancelled, and our interest in the entity was substantially liquidated to a carrying value of $3 million. We remain the administrator of the entity and have provided non-credit related indemnities concerning loans previously originated into the entity.

The following table provides a summary of our positions in this business:

$ millions, as at October 31, 2012	Drawn	Undrawn
Construction program	$116	$69
Interim program	4,061	376
Permanent program	–	–
Exposure, net of allowance	$4,177	$445
Of the above:
Net Impaired	$106	$–
On credit watch list	272	2
Exposure, net of allowance, as at October 31, 2011	$3,379	$629

As at October 31, 2012, the allowance for credit losses for this portfolio was $118 million (2011: $86 million). During the year, we recorded a provision for credit losses of $75 million (2011: $15 million).

The business also maintains commercial mortgage-backed securities (CMBS) trading and distribution capabilities. As at October 31, 2012, we had CMBS inventory with a notional amount of $9 million and a fair value of less than $1 million (2011: notional of $9 million and fair value of less than $1 million).

Leveraged finance

The exposures in our leveraged finance activities in Europe and the U.S. are discussed below.

European leveraged finance

In 2008, management made a decision to exit our European leveraged finance business where we participated or originated non-investment grade leveraged loans and syndicated the majority of the loans, earning a fee during the process.

The following table provides a summary of our positions in this business:

$ millions, as at October 31, 2012	Drawn	Undrawn
Manufacturing	$345	$49
Publishing and printing	37	1
Utilities	9	–
Business services	6	–
Transportation	7	10
Exposure, net of allowance	$404	$60
Of the above:
Net Impaired	$–	$–
On credit watch list	191	10
Exposure, net of allowance, as at October 31, 2011	$437	$91

Our exposure has declined primarily due to repayments during the year.

As at October 31, 2012, the allowance for credit losses for this portfolio was $41 million (2011: $43 million). During the year, net reversals of credit losses were $1 million (2011: provision for credit losses of $19 million).

U.S. leveraged finance

We sold our U.S. leveraged finance business, where we provided leveraged loans to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities, as part of the sale of some of our U.S. businesses to Oppenheimer Holdings Inc. (Oppenheimer) in 2008. Under the transaction, the leveraged loans in existence at the time of the sale remained with us. These loans are being managed to maturity. In addition, under the current terms of our agreement with Oppenheimer, we agreed to provide a loan warehouse facility of up to $2.0 billion to finance and hold syndicated loans to non-investment grade customers, originated for U.S. middle market companies by Oppenheimer, to facilitate their buyout, acquisition and restructuring activities. Underwriting of any loan for inclusion in this facility is subject to joint credit approval by Oppenheimer and CIBC.

56	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

The following table provides a summary of our positions in this business:

$ millions, as at October 31, 2012	Drawn	Undrawn
Transportation	$65	$16
Healthcare	–	–
Media and advertising	9	–
Manufacturing	15	3
Other	2	–
Exposure, net of allowance	$91	$19
Of the above:
Net impaired	$37	$5
On credit watch list	42	13
Exposure, net of allowance, as at October 31, 2011	$111	$179

As at October 31, 2012, the allowance for credit losses for this portfolio was $67 million (2011: $13 million). During the year, we recorded a provision for credit losses of $55 million (2011: reversal of credit losses of $2 million).

Settlement risk

Settlement risk is the risk that one party fails to deliver at the time of settlement on the terms of a contract between two parties. This risk can arise in general trading activities and from payment and settlement system participation.

Many global settlement systems offer significant risk reduction benefits through complex risk mitigation frameworks. Bilateral payment netting agreements may be put in place to mitigate risk by reducing the aggregate settlement amount between counterparties. Further, we participate in several North American payment and settlement systems, including a global foreign exchange multilateral netting system. We also use financial intermediaries to access some payment and settlement systems, and for certain trades, we may utilize an established clearing house to minimize settlement risk.

Transactions settled outside of payment and settlement systems or clearing houses require approval of credit facilities for counterparties, either as pre-approved settlement risk limits or payment-versus-payment arrangements.

Market risk

Market risk arises from positions in currencies, securities and derivatives held in our trading portfolios, and from our retail banking business, investment portfolios and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.

Market risk is managed through an integrated internal control framework. Each business has a dedicated market risk manager, supplemented by regional risk managers located in all of our major trading centres, facilitating comprehensive risk coverage.

We have comprehensive policies for market risk management related to identification and measurement of the various types of market risk, the eligibility of certain of those risks for inclusion in the trading and non-trading books, and to the establishment of limits within which we manage our overall exposures.

Our policies also outline requirements for valuation model construction, and align with accounting policies with respect to MTM and model valuation methodologies, the independent checking of the valuation of positions, and the establishment of valuation adjustments.

In 2012, we implemented the Market Risk Amendment (MRA) which includes stressed VaR and the Incremental Risk Charge (IRC) as required by OSFI under the BCBS “Revisions to the Basel II Market Risk Framework”.

Process and control

Market risk exposures are monitored daily against approved risk limits, and control processes are in place to monitor that only authorized activities are undertaken. We generate daily risk and limit-monitoring reports, based on the previous day’s positions. Summary market risk and limit compliance reports are produced and reviewed weekly with the SET, and quarterly with the RMC.

We have risk tolerance levels, expressed in terms of both statistically based VaR measures and potential worst-case stress losses. We use a three-tiered approach to set market risk and stress limits on the amounts of risk that we can assume in our trading and non-trading activities, as follows:

•	Tier 1 limits are our overall market risk and worst-case scenario limits;
•	Tier 2 limits are designed to control the risk profile in each business; and
•	Tier 3 limits are at the desk level and designed to monitor risk concentration and the impact of book-specific stress events.

Tier 1 limits are established by the CEO, consistent with the risk tolerance policies approved by the RMC; Tier 2 and Tier 3 limits are approved at levels of management commensurate with risk assumed.

CIBC 2012 ANNUAL REPORT	57

Management’s discussion and analysis

Trading activities

We hold positions in traded financial instruments to meet client investment and risk management needs, and for proprietary trading purposes. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.

Risk measurement

We use the following measures for market risk:

•	VaR, which enables the meaningful comparison of the risks in different businesses and asset classes;
•	Stressed VaR, which enables the meaningful comparison of the risks in different businesses and asset classes if the worst period in the last five years is applied to the current portfolio;
•	IRC, which measures assigned capital due to the credit migration and default risk for issuer credit risk held in the trading portfolios;
•

Stressed VaR and IRC provide management with additional measurement metrics of CIBC’s exposure under stressed market conditions. As these metrics factor into our capital requirement calculations they also drive risk-return and business mix decisions as we work to optimize return on capital;

•	Stress testing and scenario analyses, which provide insight into portfolio behaviour under extreme circumstances; and
•	Backtesting, which validates the effectiveness of risk quantification through analysis of actual and theoretical profit and loss outcomes.

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. In 2012, trading revenue was $535 million (2011: $376 million) and trading revenue (TEB) was $815 million (2011: $563 million).

The VaR measures exclude exposures in our structured credit run-off businesses as discussed in the “Structured credit run-off business” section. These positions are being managed down independent of our trading businesses and our processes include frequent comprehensive measurement and reporting of the main risks to both management and the RMC.

Value-at-Risk

Our VaR methodology is a statistical technique that measures the potential overnight loss within a 99% confidence level. VaR uses numerous risk factors as inputs and is computed through the use of historical volatility of each risk factor and the associated historical correlations among them, evaluated over a one-year period.

Total market risk VaR is determined by the combined modeling of VaR for each of interest rate, credit spread, equity, foreign exchange, commodity, and debt specific risks, along with the reduction due to the portfolio effect arising from the interrelationship of the different risks.

Actual market loss experience may differ from that implied by the VaR measure for a variety of reasons. Fluctuations in market rates and prices may differ from those in the past that are used to compute the VaR measure. Additionally, our VaR measure does not account for any losses that may occur beyond the 99% confidence level.

To determine the reliability of the VaR models, actual outcomes are monitored regularly to test the validity of the assumptions and the parameters used in the VaR calculation. Market risk positions are also subject to regular stress tests against defined limits to ensure we would withstand an extreme market event.

Stress testing and scenario analysis

Stress testing and scenario analyses are designed to add insight to possible outcomes of abnormal market conditions, and to highlight possible risk concentrations.

Our stress testing measures the effect on portfolio values of a wide range of extreme moves in market prices. The methodology assumes that no actions are taken during the stress event to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks.

Our scenario analysis approach simulates the impact on earnings of extreme market events up to a period of one quarter. Scenarios are developed using actual historical market data during periods of market disruption, or are based on the hypothetical occurrence of economic events, political events and natural disasters suggested and designed by economists, business leaders and risk managers.

Among the historical scenarios used were the 1987 equity market crash, the 1994 period of U.S. Federal Reserve tightening, the 1998 Russian-led crisis, the market events following September 11, 2001, and the 2008 market crisis. The hypothetical scenarios used include potential market crises originating in North America, Asia, and Europe.

Our core stress testing and scenario analyses are run daily, and further ad hoc analysis is carried out as required. Scenarios are reviewed and amended as necessary to ensure they remain relevant. Limits are placed on the maximum acceptable loss to the aggregate portfolio under any worst-case scenario and on the impact of stress testing at the detailed portfolio level and by asset class.

Backtesting

Backtesting process measures that actual profit and loss outcomes are consistent with the statistical assumptions of the VaR model. This process also includes the calculation of a hypothetical or static profit and loss. This represents the theoretical change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that the contents of the portfolio remained unchanged. Backtesting process is conducted on a daily basis at the level of consolidated CIBC and at the lower levels, including business lines and individual portfolios. Static profit and loss and trading losses in excess of the one-day VaR are investigated. The investigation process involves review of data used in the model, underlying theoretical definition of the model, overview of processes used to aggregate data and produce output information and strategic analysis of produced results. The purpose of review of the model definition process is to ensure that all risk factors are identified and understood. The model validation process is performed by risk professionals who are independent of those responsible for development of the model. Validation process, overview of results and model overview are also subject to regular review by Internal Audit. Based on our backtesting results, we are able to ensure that our VaR model appropriately measures the risk.

Stressed value-at-risk

The stressed VaR measure is intended to replicate the VaR calculation that would be generated for our current portfolio if the values of the relevant market risk factors were sourced from a period of stressed market conditions. The model inputs are calibrated to historical data from a continuous 12-month period of significant financial stress relevant to our current portfolio over the last five years. Our current stressed VaR period is from October 9, 2008 to October 8, 2009.

58	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Incremental risk charge

IRC is a default and migration risk charge for issuer credit risk held in the trading portfolios. Our IRC methodology is a statistical technique that measures the risk of issuer migration and default over a period of one year by simulating changes in issuer credit rating. Validation of the model included testing of the liquidity horizon, recovery rate, correlation, and probability of default and migration.

The VaR table below presents market risks by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. Our trading risk exposures to interest rates and credit spreads arise from activities in the global debt and derivative markets, particularly from transactions in the Canadian, U.S. and European markets. The primary instruments are government and corporate debt, interest rate derivatives and other. The bulk of the trading exposure to foreign exchange risk arises from transactions involving the U.S. dollar, Euro, British pound, and Japanese yen, whereas the primary risks of losses in equities are in the U.S., Canadian and European markets. Trading exposure to commodities arises primarily from transactions involving North American natural gas and oil product indices.

Total average risk for the trading portfolio was down 25% from the previous year, driven mainly by a decrease in interest rate risk.

VaR by risk type – trading portfolio

$ millions, as at or for the year ended				Oct. 31 2012				Oct. 31 2011	Nov. 1 2010(1)
	Year-end	Average	High	Low	Year-end	Average	High	Low	As at
Interest rate risk	$2.1	$1.9	$5.3	$0.9	$2.7	$3.4	$6.7	$1.5	$3.2
Credit spread risk	1.4	1.3	2.4	0.6	1.0	1.1	1.7	0.5	0.9
Equity risk	2.0	3.0	5.4	1.4	1.6	3.2	6.2	1.4	0.8
Foreign exchange risk	0.7	0.7	1.7	0.2	1.6	0.9	3.3	0.2	0.7
Commodity risk	1.0	1.2	3.0	0.5	0.5	1.0	1.9	0.4	0.3
Debt specific risk	2.1	2.6	4.2	1.8	2.5	2.7	5.2	1.3	2.2
Diversification effect(2)	(5.2)	(5.8)	n/m	n/m	(5.7)	(5.8)	n/m	n/m	(4.0)
Total VaR (one-day measure)	$4.1	$4.9	$7.0	$3.3	$4.2	$6.5	$10.2	$3.4	$4.1

(1)	Does not include ISB risk measures including equity skew vega risk, commodity skew vega risk, interest rate basis risk, dividend risk, and correlation risk relating to trading activities as the information was not available.

(2)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stressed VaR by risk type – trading portfolio

$ millions, as at or for the year ended October 31				2012
	Year-end	Average	High	Low
Interest rate risk	$8.3	$6.3	$13.4	$1.5
Credit spread risk	3.8	3.0	7.2	0.7
Equity risk	1.2	2.5	6.9	0.9
Foreign exchange risk	0.6	1.8	9.4	0.2
Commodity risk	1.3	1.1	4.6	0.3
Debt specific risk	0.9	0.9	1.7	0.4
Diversification effect(1)	(6.5)	(9.1)	n/m	n/m
Total stressed VaR (one-day measure)	$9.6	$6.5	$13.0	$2.0

(1)	Total stressed VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Incremental risk charge – trading portfolio

$ millions, as at or for the year ended October 31				2012
	Year-end	Average	High	Low
Default risk	$28.8	$33.4	$54.7	$17.2
Migration risk	42.1	37.9	59.7	18.4
Incremental risk charge (one-year measure)	$70.9	$71.3	$97.1	$50.8

Trading revenue

The histogram below presents the frequency distribution of daily trading revenue (TEB) for 2012. Trading revenue (TEB) was positive for 97% of the days (2011: 94%). Daily trading losses did not exceed VaR during the year. The largest loss occurred on April 9, 2012, totalling $1.6 million and was mainly driven by changes in interest rates and funding costs. The largest gain occurred on October 19, 2012, totalling $20.5 million and it was driven by the client index facilitation business. Average daily trading revenue (TEB) was $3.3 million (2011: $2.7 million) and the average daily TEB was $1.1 million (2011: $0.7 million). The plots below do not include an adjustment for the valuation of derivatives on a collateralized basis using prices from the OIS market.

CIBC 2012 ANNUAL REPORT	59

Management’s discussion and analysis

Frequency distribution of daily 2012 trading revenue (TEB)

Trading revenue (TEB) vs. VaR

Non-exchange traded commodity derivatives

In the normal course of business, we trade non-exchange traded commodity derivative contracts. We control and manage our non-exchange traded commodity derivatives risk through the VaR and stress testing methodologies described above. We use modelling techniques or other valuation methodologies to determine the fair value of these contracts.

The following table provides the fair value, based upon maturity of non-exchange traded commodity contracts:

$ millions, as at October 31, 2012	Positive	Negative	Net
Maturity less than 1 year	$136	$200	$(64)
Maturity 1 – 3 years	141	290	(149)
Maturity 4 – 5 years	30	22	8
Maturity in excess of 5 years	43	8	35
	$350	$520	$(170)

Non-trading activities

Market risks also arise from our retail banking business, equity investments and other non-trading activities. We originate many retail products with market risk characteristics. Changes in market conditions, customer behaviour and competitive market pressures can have an impact on the market risk exposure and retail margins earned from these products. Foreign exchange exposures arising from net earnings and investments in foreign operations are also included in non-trading activities.

60	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Interest rate risk

Non-trading interest rate risk consists primarily of risk inherent in asset/liability management (ALM) activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some GIC products with early redemption features; this optionality is measured consistent with our actual experience. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks.

ALM activities are conducted by Treasury under the supervision of the SET, within the overall risk appetite established by the Board. Compliance with trading and non-trading market risk policy, as well as market risk limits is monitored daily by market risk management.

Our principal interest rate risk measures are VaR, earnings risk, and future risk. Earnings risk is the impact to net income after-tax, over a one-year term of an immediate 1% and 2% increase in market interest rates. Future risk is the impact to common shareholders’ equity (on a present value basis) of an immediate 1% and 2% increase in market interest rates.

Our total non-trading interest rate risk exposure, as at October 31, 2012, is included in Note 17 to the consolidated financial statements. On- and off-balance sheet assets and liabilities are generally reported based on the earlier of their contractual repricing or maturity date; however, our disclosure includes the assumed interest rate sensitivity of certain assets and liabilities (including core deposits and credit card balances), reflecting how we manage interest rate risk; the assumed duration of core balances is approximately 1.9 years. The interest rate position reported in Note 17 presents our risk exposure only at a point in time. The exposure can change depending on client preference for products and terms, including mortgage prepayment or other options exercised, and the nature of our management of the various and diverse portfolios that comprise the consolidated interest rate risk position.

The following table shows the potential impact over the next 12 months, adjusted for structural assumptions (excluding shareholders’ equity), estimated prepayments and early withdrawals, of an immediate 100 and 200 basis point increase or decrease in interest rates. In addition, we have a floor in place in the downward shock to accommodate for the current low interest rate environment (i.e., the analysis uses the floor to stop interest rates from going into a negative position in the lower rate scenarios, given today’s historically low interest rate environment).

Interest rate sensitivity – non-trading (after-tax)

$ millions, as at	Oct. 31 2012			Oct. 31 2011			Nov. 1 2010
	C$	US$	Other	C$	US$	Other	C$	US$	Other
100 basis points increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$101	$(21)	$1	$111	$(24)	$2	$110	$12	$3
Decrease in present value of shareholders’ equity	(99)	(170)	(43)	(188)	(84)	(34)	(39)	(17)	(12)
100 basis points decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	$(180)	$7	$–	$(180)	$24	$(2)	$(173)	$(2)	$(3)
Decrease (increase) in present value of shareholders’ equity	3	115	44	64	59	34	(68)	9	9
200 basis points increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$206	$(43)	$2	$195	$(48)	$4	$196	$25	$5
Decrease in present value of shareholders’ equity	(252)	(339)	(85)	(380)	(168)	(67)	(117)	(33)	(25)
200 basis points decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	$(358)	$(1)	$(1)	$(232)	$36	$(5)	$(250)	$(2)	$(3)
Decrease (increase) in present value of shareholders’ equity	(181)	127	69	18	86	45	(161)	13	17

Foreign exchange risk

Non-trading foreign exchange risk, also referred to as structural foreign exchange risk, arises primarily from our investments in foreign operations. This risk, predominantly in U.S. dollars, is managed using derivative hedges and by funding the investments in foreign currencies. We actively manage this risk to ensure that the potential impact to earnings is minimized and that the potential impact on our capital ratios is within tolerances set by the RMC.

Structural foreign exchange risk is managed by Treasury under the supervision of the SET, with the overall risk appetite established by the Board. Compliance with trading and non-trading market risk policy, as well as market risk limits, is monitored daily by market risk management.

A 1% appreciation of the Canadian dollar would reduce our shareholders’ equity as at October 31, 2012 by approximately $36 million (October 31, 2011: $38 million; November 1, 2010: $39 million) on a pre-tax basis.

Our non-functional currency denominated earnings are converted into the functional currencies through spot or forward foreign exchange transactions. Thus, there is no significant impact of exchange rate fluctuations on our consolidated statement of income, except for foreign functional currency earnings, which are translated at average monthly exchange rates as they arise.

We hedge certain foreign currency contractual expenses using derivatives which are accounted for as cash flow hedges. The net change in fair value of these hedging derivatives included in AOCI amounted to a loss of $6 million (October 31, 2011: loss of $19 million: November 1, 2010: loss of $24 million). This amount will be released from AOCI to offset the hedged currency fluctuations as the expenses are incurred.

Derivatives held for ALM purposes

Where derivatives are held for ALM purposes, and when transactions meet the criteria specified under IFRS, we apply hedge accounting for the risks being hedged, as discussed in Notes 12 and 13 to the consolidated financial statements. Derivative hedges that do not qualify for hedge accounting

CIBC 2012 ANNUAL REPORT	61

Management’s discussion and analysis

treatment are referred to as economic hedges and are recorded at fair value on the consolidated balance sheet with changes in fair value recognized in the consolidated statement of income.

Economic hedges for other than FVO financial instruments may lead to income volatility because the hedged items are recorded either on a cost or amortized cost basis. This income volatility may not be representative of the overall risk.

Equity risk

Non-trading equity risk arises primarily in our merchant banking activities. Our merchant banking investments comprise public and private equities, investments in limited partnerships, and equity-accounted investments.

The following table provides the amortized cost and fair values of our non-trading equities, including merchant banking portfolios:

$ millions, as at		Amortized cost	Fair value
Oct. 31	AFS securities	$383	$654
2012	Equity-accounted investments in associates(1)	1,368	1,392
		$1,751	$2,046
Oct. 31	AFS securities	$515	$833
2011	Equity-accounted investments in associates(1)	1,128	1,171
		$1,643	$2,004
Nov. 1	AFS securities	$629	$1,018
2010	Equity-accounted investments in associates(1)	298	324
		$927	$1,342

(1)	Excludes our equity-accounted joint ventures. See Note 26 to the consolidated financial statements for details on our equity-accounted investments.

Liquidity risk

Liquidity risk is the risk of having insufficient cash resources to meet financial obligations as they fall due, in their full amount and stipulated currencies, without raising funds at adverse rates or selling assets on a forced basis.

Our liquidity risk management strategies seek to maintain sufficient liquid financial resources and diversified funding sources to continually fund our balance sheet and contingent obligations under both normal and stressed market environments.

Liquidity risk governance and management

The liquidity risk governance and management structure within CIBC is comprised of the RMC, ALCO and the Treasurer.

The management of liquidity risk is governed by the RMC with management responsibility delegated to ALCO and the Treasurer. The RMC establishes the liquidity risk framework that includes the policies, procedures, limits and independent monitoring structures that are involved in the management and monitoring of CIBC’s liquidity and funding risks. RMC responsibilities include defining: CIBC’s liquidity risk tolerance through the Risk Appetite Statement, primary liquidity metric, the Liquidity Horizon, the Contingency Funding Plan (CFP), and review of the funding and liquidity profile of CIBC.

ALCO is responsible for the oversight of the liquidity management structure including establishing liquidity risk management limits, targets and metrics, monitoring CIBC’s current and prospective liquidity risk position in relation to risk appetite, limits and the requirements of the Liquidity Policy, periodic review of stress scenario and parameters, annual update of the liquidity policy and the CFP.

The Treasurer is responsible for managing the activities and processes required for the consolidation, reporting and monitoring of CIBC’s liquidity risk position, ensuring compliance within RMC, ALCO and regulatory constraints.

Policies

Our liquidity policy and framework require maintenance of sufficient unencumbered stock of liquid assets to meet anticipated funding needs in both stable and stressed conditions for a minimum period of time as determined by the RMC. Guidelines are also set to ensure a well-diversified and balanced liability structure.

Alongside the liquidity risk management framework, our enterprise-wide pledging policy sets out consolidated aggregate net maximum pledge limits for financial and non-financial assets. Pledged assets are considered encumbered and therefore unavailable for liquidity purposes.

We maintain and periodically update a detailed CFP for responding to liquidity stress events. The plan is presented annually to the RMC.

Process and control

We manage our liquidity risk in a manner that enables us to withstand a liquidity crisis without an adverse impact on the viability of our operations. Actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures are monitored on a daily basis to ensure compliance with the established limits. Short-term asset/liability mismatch limits are set by geographic location and consolidated for overall global exposure. Contractual and behavioural on-balance sheet and off-balance sheet cash flows under normal and stressed conditions are modeled and used to determine liquidity levels to be maintained for a minimum time horizon.

The RMC is regularly informed of current and prospective liquidity conditions, ongoing monitoring measures and the implementation of enhanced measurement tools.

Risk measurement

CIBC’s liquidity risk tolerance is defined by its Risk Appetite Statement, approved annually by the Board of Directors, and forms the basis for the delegation of liquidity risk authorities to the ALCO, which in turn delegates to senior management. The primary liquidity risk metric to measure and monitor CIBC’s liquidity position is the liquidity horizon, the future point in time when projected cumulative cash outflows exceed cash inflows under a predefined liquidity stress scenario. The minimum liquidity horizon is set by the RMC and delegated to the ALCO. Our liquidity measurement system provides daily liquidity risk exposure reports for review by senior management. ALCO monitors CIBC’s current and prospective liquidity position in relation to risk appetite and limits.

62	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

CIBC applies a severe, name-specific and market-wide stress scenario to determine the amount of liquidity required to satisfy its obligations as they come due. The scenario models potential liquidity and funding requirements, including unsecured wholesale funding and deposit runoff, and expected contingent liability utilization, as well as liquid asset marketability, in the context of the prescribed stress event. Liquid assets are cash, short-term bank deposits and high-quality marketable securities that can be readily pledged or converted into cash in a timely fashion. Stress scenario assumptions and associated parameters are subject to periodic review and approval, at least annually, by CIBC’s ALCO and RMC.

Term funding sources and strategies

We manage liquidity to meet both short and long-term cash requirements. Reliance on short-term wholesale funding is maintained at prudent levels and is in accordance with RMC authorized limits and management targets established by ALCO.

We obtain funding through both wholesale and retail sources. Consistent with our liquidity risk mitigation strategies, we continue to source term funding in the wholesale markets from a variety of clients and geographic locations, borrowing across a range of maturities, using a mix of funding instruments.

Personal retail deposits remain our primary source of funding and totalled $118.2 billion as at October 31, 2012 (October 31, 2011: $116.6 billion; November 1, 2010: $113.3 billion). Our liquidity management framework applies deposit run-off assumptions, under a severe combined stress scenario, to determine core deposits.

Strategies for managing liquidity risk include maintaining diversified sources of wholesale term funding, asset securitization initiatives, and maintenance of segregated pools of high-quality liquid assets that can be sold or pledged as security to provide a ready source of cash. Collectively, these strategies result in lower dependency on short-term wholesale funding.

The following table provides the contractual maturities at carrying values of funding sourced by CIBC from the wholesale market:

$ millions, as at		Less than 1 month	1 - 3 months	3 - 6 months	6 - 12 months	1 - 2 years	Over 2 years	Total
Oct. 31	Deposits from banks	$2,262	$1,152	$210	$–	$–	$–	$3,624
2012	Bearer deposit notes, certificate of deposits and bankers’ acceptances	3,834	4,035	2,050	3,594	544	4,050	18,107
	Deposit and medium-term notes	512	1,658	5,445	8,695	4,447	16,176	36,933
	Subordinated indebtedness	–	–	–	559	–	4,264	4,823
	Mortgage securitization	–	1,272	–	3,875	12,218	16,278	33,643
	Covered bonds	–	–	2,464	–	2,763	8,645	13,872
	Cards securitization	–	–	177	957	1,919	1,845	4,898
		$6,608	$8,117	$10,346	$17,680	$21,891	$51,258	$115,900
	Comprises:
	Unsecured	$6,608	$6,845	$7,705	$12,848	$4,991	$24,490	$63,487
	Secured	–	1,272	2,641	4,832	16,900	26,768	52,413
		$6,608	$8,117	$10,346	$17,680	$21,891	$51,258	$115,900
Oct. 31	Deposits from banks	$2,753	$275	$–	$–	$–	$–	$3,028
2011	Bearer deposit notes, certificate of deposits and bankers’ acceptances	4,318	1,942	3,727	3,050	3,057	321	16,415
	Deposit and medium-term notes	3,963	2,989	2,355	10,288	1,861	14,965	36,421
	Subordinated indebtedness	–	–	–	–	558	4,580	5,138
	Mortgage securitization	–	1,902	847	3,308	5,023	24,595	35,675
	Covered bonds	–	373	–	–	2,475	9,153	12,001
	Cards securitization	–	–	–	682	1,406	1,544	3,632
		$11,034	$7,481	$6,929	$17,328	$14,380	$55,158	$112,310
	Comprises:
	Unsecured	$11,034	$5,206	$6,082	$13,338	$5,476	$19,866	$61,002
	Secured	–	2,275	847	3,990	8,904	35,292	51,308
		$11,034	$7,481	$6,929	$17,328	$14,380	$55,158	$112,310

Our unencumbered liquid assets are summarized in the following table:

$ millions, as at	Oct. 31 2012	Oct. 31 2011	Nov. 1 2010
Cash and deposits with banks(1)	$1,226	$1,928	$7,137
Securities(2)	63,882	58,816	52,278
NHA mortgage-backed securities	26,708	19,433	19,812
Securities purchased under resale agreements	25,163	25,641	34,722
Securities borrowed against securities	15,396	10,924	12,352
Cash collateral on securities borrowed	3,311	1,838	2,401
Total liquid assets	135,686	118,580	128,702
Encumbered liquid assets(3)	49,855	43,184	58,396
Unencumbered liquid assets	$85,831	$75,396	$70,306

(1)	Includes cash, non-interest bearing deposits and interest-bearing deposits with contractual maturities of less than 30 days.

(2)	Includes all trading, AFS and FVO securities other than the securities in our structured credit run-off business and private equity securities.

(3)	Includes encumbered amounts to support settlement and clearing activity that management considers prudent in the event of a market disruption.

In the course of our regular business activities, a portion of our total assets are pledged for collateral management purposes, including those necessary for day-to-day clearing and settlement of payments and securities. For additional details, see Note 22 to the consolidated financial statements.

CIBC 2012 ANNUAL REPORT	63

Management’s discussion and analysis

Credit ratings

Access to wholesale funding sources and the cost of funds are dependent on various factors including credit ratings. On March 8, 2012, Fitch downgraded its ratings on a number of regulatory capital securities issued by global financial institutions. As part of this action, Fitch downgraded its ratings on CIBC’s preferred shares and capital trust securities from ‘A’ to ‘BBB’. Fitch’s actions reflected its view that sovereign support would not sufficiently flow through to certain regulatory capital securities to allow for the recognition of such support in their ratings. On October 26, 2012, Moody’s placed on review for downgrade the long-term debt and deposit ratings of six Canadian financial institutions including CIBC. Moody’s cited as their principal concerns: (i) high consumer debt levels and elevated housing prices; (ii) system-wide downside risks to the economic environment; and (iii) their assessment of the risks inherent in the banks’ capital markets activities. There have been no other changes to our credit ratings and outlook during the year at major credit rating agencies.

Our funding and liquidity levels remained stable and sound over the year and we do not anticipate any events, commitments or demands which will materially impact our liquidity risk position.

Our credit ratings are summarized in the table below:

	Short-term debt		Long-term debt			Subordinated debt			Preferred Shares
As at October 31	2012	2011	2012		2011	2012		2011	2012		2011
DBRS	R-1(H)	R-1(H)	AA		AA	AA(L)		AA(L)	Pfd-1(L)	(1)	Pfd-1(L)
Fitch	F1+	F1+	AA-		AA-	A+		A+	BBB		A
Moody’s	P-1	P-1	Aa2	(2)	Aa2	Aa3	(2)	Aa3	Baa1	(2)	Baa1
S&P	A-1	A-1	A+		A+	A-		A	P-2(H)/P-2	(3)	P-2(H)/P-1(L)	(3)

(1)	Series 26, 27, and 29 under review with negative implications.

(2)	Ratings under review for possible downgrade.

(3)	Preferred shares qualifying as non-viability contingent capital under Basel III.

Impact on collateral if there is a downgrade of CIBC’s credit rating

We are required to deliver collateral to certain derivative counterparties in case of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds as applicable.

Restrictions on the flow of funds

We have certain subsidiaries that have separate regulatory capital, liquidity and funding requirements, as set by banking and securities regulators. Requirements of these entities are subject to regulatory change and can fluctuate depending on activity.

We monitor and manage our capital and liquidity requirements across these entities to ensure that capital is used efficiently and that each entity is in continuous compliance with local regulations.

Regulatory developments

There is an ongoing cooperation between banks and regulators towards implementing BCBS liquidity standards, i.e., the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR), which are scheduled for implementation in January 2015 and January 2018, respectively, in addition to other supplemental reporting metrics. We currently monitor the LCR for regulatory and internal reporting purposes and NSFR reporting is provided quarterly to OSFI. Our liquidity management framework integrates liquidity management principles and guidelines recommended by BCBS. OSFI sets out prudential considerations relating to the liquidity risk management programs of Canadian federally regulated deposit-taking institutions in its Guideline B-6, “Liquidity Principles”. Significant revisions to the guideline went into effect in February 2012. BCBS guidelines are incorporated into this regulation, and in addition, the regulation requires us to measure liquidity risk using a Net Cumulative Cash Flow (NCCF) test and report compliance with NCCF requirements to our regulator.

64	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets and liabilities at their carrying values. Contractual maturities provide input for determining a behavioural balance sheet, which constitutes a key component of CIBC’s liquidity risk management framework.

$ millions, as at October 31, 2012	Less than 1 year	1 - 5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest bearing deposits with banks	$2,613	$–	$–	$–	$2,613
Interest bearing deposits with banks	2,114	–	–	–	2,114
Securities	6,192	17,687	13,508	27,947	65,334
Cash collateral on securities borrowed	3,311	–	–	–	3,311
Securities purchased under resale agreements	25,163	–	–	–	25,163
Loans
Residential mortgages	17,278	123,867	8,911	–	150,056
Personal	5,155	278	588	29,302	35,323
Credit card	3,918	11,235	–	–	15,153
Business and government	9,998	18,292	15,334	–	43,624
Allowance for credit losses	–	–	–	(1,860)	(1,860)
Derivative instruments	3,437	9,538	14,064	–	27,039
Customers’ liability under acceptances	10,436	–	–	–	10,436
Other assets	–	–	–	15,079	15,079
	$89,615	$180,897	$52,405	$70,468	$393,385
Liabilities
Deposits(1)(2)	$78,811	$83,794	$13,594	$124,145	$300,344
Obligations related to securities sold short	13,035	–	–	–	13,035
Cash collateral on securities lent	1,593	–	–	–	1,593
Capital Trust securities	–	–	1,678	–	1,678
Obligations related to securities sold under repurchase agreements	6,631	–	–	–	6,631
Derivative instruments	4,057	9,719	13,315	–	27,091
Acceptances	10,481	–	–	–	10,481
Other liabilities	–	–	–	10,671	10,671
Subordinated indebtedness	–	291	4,532	–	4,823
	$114,608	$93,804	$33,119	$134,816	$376,347

(1)	Deposits less than one year comprise: $20.4 billion with contractual maturities less than three months; $19.1 billion with contractual maturities within three to six months; and $39.3 billion with contractual maturities within six to twelve months.

(2)	Comprises $118.2 billion of personal deposits of which $113.6 billion are in Canada and $4.6 billion in other countries; $177.4 billion of business and government deposits of which $143.4 billion are in Canada and $34.0 billion in other countries; and $4.7 billion of bank deposits of which $1.5 billion are in Canada and $3.2 billion in other countries.

$ millions, as at October 31, 2011	Less than 1 year	1 - 5 years	Over 5 years	No specified maturity	Total
Assets(1)
Cash and non-interest bearing deposits with banks	$1,481	$–	$–	$–	$1,481
Interest bearing deposits with banks	3,661	–	–	–	3,661
Securities	12,773	16,878	7,981	22,663	60,295
Cash collateral on securities borrowed	1,838	–	–	–	1,838
Securities purchased under resale agreements	25,641	–	–	–	25,641
Loans
Residential mortgages	19,019	122,845	8,645	–	150,509
Personal	5,456	288	583	28,515	34,842
Credit card	4,071	11,673	–	–	15,744
Business and government	10,690	13,460	15,513	–	39,663
Allowance for credit losses	–	–	–	(1,803)	(1,803)
Derivative instruments	4,143	11,586	12,541	–	28,270
Customers’ liability under acceptances	9,454	–	–	–	9,454
Other assets	–	–	–	14,163	14,163
	$98,227	$176,730	$45,263	$63,538	$383,758
Liabilities(1)
Deposits(2)(3)	$72,844	$83,472	$13,256	$119,648	$289,220
Obligations related to securities sold short	10,316	–	–	–	10,316
Cash collateral on securities lent	2,850	–	–	–	2,850
Capital Trust securities	–	–	1,594	–	1,594
Obligations related to securities sold under repurchase agreements	8,564	–	–	–	8,564
Derivative instruments	4,654	12,079	12,059	–	28,792
Acceptances	9,489	–	–	–	9,489
Other liabilities	–	–	–	11,704	11,704
Subordinated indebtedness	–	311	4,827	–	5,138
	$108,717	$95,862	$31,736	$131,352	$367,667

(1)	Certain information has been reclassified to conform to the presentation in the current year.

(2)	Deposits less than one year comprise: $26.0 billion with contractual maturities less than three months; $13.1 billion with contractual maturities within three to six months; and $33.7 billion with contractual maturities within six to twelve months.

(3)	Comprises $116.6 billion of personal deposits of which $112.0 billion are in Canada and $4.6 billion in other countries; $168.4 billion of business and government deposits of which $138.2 billion are in Canada and $30.2 billion in other countries; and $4.2 billion of bank deposits of which $1.7 billion are in Canada and $2.5 billion in other countries.

CIBC 2012 ANNUAL REPORT	65

Management’s discussion and analysis

$ millions, as at November 1, 2010	Less than 1 year	1 - 5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest bearing deposits with banks	$1,817	$–	$–	$–	$1,817
Interest bearing deposits with banks	9,005	–	–	–	9,005
Securities	16,303	15,163	8,926	13,926	54,318
Cash collateral on securities borrowed	2,401	–	–	–	2,401
Securities purchased under resale agreements	34,722	–	–	–	34,722
Loans
Residential mortgages	13,869	125,449	3,966	–	143,284
Personal	5,664	296	596	27,779	34,335
Credit card	4,115	11,799	–	–	15,914
Business and government	10,566	7,612	19,768	–	37,946
Allowance for credit losses	–	–	–	(1,886)	(1,886)
Derivative instruments	3,764	10,163	10,773	–	24,700
Customers’ liability under acceptances	7,633	–	–	–	7,633
Other assets	–	–	–	15,119	15,119
	$109,859	$170,482	$44,029	$54,938	$379,308
Liabilities
Deposits(1)(2)	$79,218	$76,766	$12,967	$109,320	$278,271
Obligations related to securities sold short	9,673	–	–	–	9,673
Cash collateral on securities lent	4,306	–	–	–	4,306
Capital Trust securities	–	–	1,600	–	1,600
Obligations related to securities sold under repurchase agreements	20,651	–	–	–	20,651
Derivative instruments	3,907	10,963	10,493	–	25,363
Acceptances	7,633	–	–	–	7,633
Other liabilities	–	–	–	12,239	12,239
Subordinated indebtedness	–	325	4,448	–	4,773
	$125,388	$88,054	$29,508	$121,559	$364,509

(1)	Deposits less than one year comprise: $31.3 billion with contractual maturities less than three months; $17.8 billion with contractual maturities within three to six months; and $30.1 billion with contractual maturities within twelve months.

(2)	Comprises $113.3 billion of personal deposits of which $108.9 billion are in Canada and $4.4 billion in other countries; $159.4 billion of business and government deposits of which $126.9 billion are in Canada and $32.5 billion in other countries; and $5.6 billion of bank deposits of which $1.3 billion are in Canada and $4.3 billion in other countries.

Credit and liquidity commitments

The following table provides the contractual maturity of notional amounts of credit, guarantee, and liquidity commitments should contracts be fully drawn upon and clients default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

		Contract amounts expiration per period
$ millions, as at		Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total
Oct. 31	Unutilized credit commitments	$120,496	$10,293	$17,009	$1,159	$148,957
2012	Backstop liquidity facilities	3,189	–	–	–	3,189
	Standby and performance letters of credit	5,857	695	631	321	7,504
	Documentary and commercial letters of credit	449	–	–	–	449
		$129,991	$10,988	$17,640	$1,480	$160,099
Oct. 31	Unutilized credit commitments	$118,177	$9,986	$10,982	$1,193	$140,338
2011	Backstop liquidity facilities	2,273	–	–	–	2,273
	Standby and performance letters of credit	5,180	656	463	24	6,323
	Documentary and commercial letters of credit	312	–	–	–	312
		$125,942	$10,642	$11,445	$1,217	$149,246
Nov. 1	Unutilized credit commitments	$111,719	$17,610	$2,401	$521	$132,251
2010	Backstop liquidity facilities	3,444	–	–	–	3,444
	Standby and performance letters of credit	4,656	767	146	152	5,721
	Documentary and commercial letters of credit	290	–	–	–	290
		$120,109	$18,377	$2,547	$673	$141,706

66	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our funding needs:

$ millions, as at		Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total
Oct. 31	Operating leases	$366	$665	$554	$1,398	$2,983
2012	Purchase obligations(1)	659	853	497	248	2,257
	Investment commitments(2)	178	–	–	–	178
	Pension contributions(3)	239	–	–	–	239
	Underwriting commitments	184	–	–	–	184
		$1,626	$1,518	$1,051	$1,646	$5,841
Oct. 31	Operating leases	$351	$636	$506	$1,385	$2,878
2011	Purchase obligations(1)	566	831	520	434	2,351
	Investment commitments(2)	354	–	–	–	354
	Pension contributions(3)	230	–	–	–	230
	Underwriting commitments	333	–	–	–	333
		$1,834	$1,467	$1,026	$1,819	$6,146
Nov. 1	Operating leases	$332	$596	$495	$1,482	$2,905
2010	Purchase obligations(1)	581	801	219	151	1,752
	Investment commitments(2)	294	–	–	–	294
	Pension contributions(3)	216	–	–	–	216
	Underwriting commitments	183	–	–	–	183
		$1,606	$1,397	$714	$1,633	$5,350

(1)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market timeframes.

(2)	As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. As the timing of future investment commitments is non-specific and callable by the counterparty, obligations have been included as less than one year.

(3)	Includes estimated minimum pension contributions, and expected benefit payments for post-retirement medical and dental plans, the long-term disability plan, and related medical and dental benefits for disabled employees. Subject to change as contribution decisions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy. Also, funding requirements after 2013 are excluded due to the significant variability in the assumptions required to project the timing of future cash flows.

Strategic risk

Strategic risk arises from ineffective business strategies or the failure to effectively execute strategies. It includes, but is not limited to, potential financial loss due to the failure of acquisitions or organic growth initiatives.

Oversight of strategic risk is the responsibility of the SET and the Board. At least annually, the CEO presents CIBC’s strategic planning process and CIBC’s annual strategic business plan to the Board for review and approval. The Board reviews the plan in light of management’s assessment of emerging market trends, the competitive environment, potential risks and other key issues.

One of the tools for measuring, monitoring and controlling strategic risk is attribution of economic capital against this risk. Our economic capital models include a strategic risk component for those businesses utilizing capital to fund an acquisition or a significant organic growth strategy.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems, human error or external events.

Operational risks driven by people and processes are mitigated through human resources policies and practices, and operational procedural controls, respectively. Operational risks driven by systems are managed through controls over technology development and change management.

The GCC provides oversight on operational risk matters and our internal control framework within the parameters and strategic objectives established by the SET. The SET is accountable to the Board and its Audit Committee and the RMC for maintaining a strong risk culture and internal control environment.

Operational risk management approach

We have developed a comprehensive framework supporting and governing the processes of identifying, assessing, managing, measuring, monitoring and reporting operational risks. Our approach to operational risk management focuses on mitigating operational losses by consistently applying and utilizing control-based approaches as well as risk-specific assessment tools. The transparency of information, timely escalation of key risk issues and clear accountability for issue resolution are major pillars of our approach. We also regularly review our risk governance structure to ensure that there is clarity and ownership of key risk areas.

We use a three lines of defence model to manage operational risk. Business lines are our first line of defence and have primary responsibility for the day-to-day management of operational risk inherent in their products and activities. Functionally independent governance groups, representing our second line of defence, are responsible for maintaining a robust operational risk management framework and providing operational risk oversight. Our third line of defence is Internal Audit who independently opines on the design and operating effectiveness of the controls that support our operational risk management program.

Managing operational risk

To identify and assess our operational risk exposures, we utilize numerous risk assessment tools, including risk and control self-assessments, scenario analyses, audit findings, internal and external loss event analyses, key risk indicators, change management approval processes (including approval of new initiatives and products) as well as comparative analyses.

In conducting risk assessments, we bring together subject matter experts from across the organization to share expertise and to identify improvements to risk identification, measurement, and control processes. Our operational risk management framework also requires risk assessments to undergo rigorous independent reviews and challenges from governance groups in their respective areas of expertise.

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Management’s discussion and analysis

We continuously monitor our operational risk profile to ensure that any adverse changes are addressed in a timely manner. Tools such as key risk indicators are used to identify changes in our risk profile before the risks become acute. Our risk monitoring processes support a comprehensive risk reporting program to both senior management and the Board.

Our primary tool for mitigating our operational risk exposure is a robust internal control environment. Our internal control framework highlights critical internal controls across the bank which are subjected to ongoing testing and review to ensure that they are effective in mitigating our operational risk exposures. In addition, we maintain a corporate insurance program to provide additional protection from loss and a global business continuity management program to mitigate business continuity risks in the event of a disaster.

Risk measurement

We use the Advanced Measurement Approach (AMA), a risk-sensitive method under Basel II, to quantify our operational risk exposure in the form of operational risk regulatory capital. We determine operational risk capital using a loss distribution approach that uses outputs from our risk assessment tools, including actual internal loss experiences, loss scenarios based on internal/external loss data and management expertise, audit findings and the results of risk and control self-assessments.

Under AMA, we are permitted to recognize the risk mitigating impact of insurance in the measures of operational risk used for regulatory minimum capital requirements. Although our current insurance policies are tailored to provide earnings protection from potential high-severity losses, we do not reflect mitigation through insurance or any other risk transfer mechanism in our AMA model.

We attribute operational risk capital at the line of business level. Capital represents the “worst-case loss” within a 99.9% confidence level and is determined for each loss event type and production/infrastructure/corporate governance line of business. The aggregate risk of CIBC is less than the sum of the individual parts, as the likelihood that all business groups across all regions will experience a worst-case loss in every loss category in the same year is extremely low. To adjust for the fact that all risks are not 100% correlated, we incorporate a portfolio effect to ensure that the aggregated risk is representative of the total bank-wide risk. The process for determining correlations considers both internal and external historical correlations and takes into account the uncertainty surrounding correlation estimates.

The results of the capital calculations are internally backtested each quarter, and the overall methodology is independently validated by the Risk Management Validation group to ensure that the assumptions applied are reasonable and conservative.

For regulated subsidiaries, the basic indicator or standardized approaches are adopted as agreed with local regulators.

Reputation and legal risk

Our reputation and financial soundness are of fundamental importance to us and to our customers, shareholders and employees.

Reputation risk is the potential for negative publicity regarding our business conduct or practices which, whether true or not, could significantly harm our reputation as a leading financial institution, or could materially and adversely affect our business, operations or financial condition.

Legal risk is the potential for civil litigation or criminal or regulatory proceedings being commenced against CIBC that, once decided, could materially and adversely affect our business, operations or financial condition.

The RMC provides oversight of the management of reputation and legal risk. The identification, consideration and prudent, proactive management of potential reputation and legal risk is a key responsibility of CIBC and all of our employees.

Our Global Reputation and Legal Risks Policy sets standards for safeguarding our reputation and minimizing exposure to our reputation and legal risk. The policy is supplemented by business procedures for identifying and escalating transactions to the RLR Committee that could pose material reputation risk and/or legal risk.

Regulatory risk

Regulatory risk is the risk of non-compliance with regulatory requirements. Non-compliance with these requirements may lead to regulatory sanctions and harm to our reputation.

Our regulatory compliance philosophy is to manage regulatory risk through the promotion of a strong compliance culture, and the integration of sound controls within the business and infrastructure groups. The foundation of this approach is a comprehensive Legislative Compliance Management (LCM) framework. The LCM framework maps regulatory requirements to internal policies, procedures and controls that govern regulatory compliance.

Our Compliance department is responsible for the development and maintenance of a comprehensive regulatory compliance program, including oversight of the LCM framework. The department is independent of business management and reports regularly to the Audit Committee.

Primary responsibility for compliance with all applicable regulatory requirements rests with senior management of the business and infrastructure groups, and extends to all employees. The Compliance department’s activities support those groups, with particular emphasis on regulatory requirements that govern the relationship between CIBC and its clients that help protect the integrity of the capital markets.

Environmental risk

Environmental risk is the risk of financial loss or damage to reputation associated with environmental issues, whether arising from our credit and investment activities or related to our own operations. Our corporate environmental policy, originally approved by the Board in 1993 and most recently updated and approved by the RMC in 2011, commits CIBC to responsible conduct in all activities to protect and conserve the environment; safeguard the interests of all stakeholders from unacceptable levels of environmental risk; and support the principles of sustainable development.

The policy is addressed by an integrated Corporate Environmental Management Program which is under the overall management of the Environmental Risk Management (ERM) group in Risk Management. Environmental evaluations are integrated into our credit and investment risk assessment processes, with environmental risk management standards and procedures in place for all sectors. In addition, environmental and social risk assessments in project finance are required in accordance with our commitment to the Equator Principles, a voluntary set of guidelines for financial institutions based on the screening criteria of the International Finance Corporation, which we adopted in 2003. We also conduct ongoing research and benchmarking on environmental issues such as climate change and biodiversity protection as they may pertain to responsible lending practices. We are also a signatory to and participant in the Carbon Disclosure Project, which promotes corporate disclosure to the investment community on greenhouse gas emissions and climate change management.

The ERM group works closely with Corporate Services, Marketing, Communications and Public Affairs, and other business and functional groups in ensuring that high standards of environmental due diligence and responsibility are applied in our facilities management, purchasing and other operations. An Environmental Management Committee is in place to provide oversight and to support these activities.

68	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Accounting and control matters

Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. Changes in the judgments and estimates required in the critical accounting policies discussed below could have a material impact on our financial results. We have established control procedures to ensure accounting policies are applied consistently and processes for changing methodologies are well controlled.

Valuation of financial instruments

Debt and equity trading securities, trading business and government loans, obligations related to securities sold short, derivative contracts, AFS securities, trading liabilities and FVO financial instruments are carried at fair value. FVO financial instruments include certain debt securities, securities purchased under resale agreements, structured retail deposits and business and government deposits. Retail mortgage interest rate commitments are also designated as FVO financial instruments.

The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date (i.e. the exit price) in an orderly arm’s length transaction between knowledgeable and willing market participants motivated by normal business considerations. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3) as outlined below. Fair value is best evidenced by an independent unadjusted quoted market price for the same instrument in an active market (Level 1).

If a market price in an active market is not available, the fair value is estimated on the basis of valuation models.

Observable market inputs are utilized for valuation purposes to the extent possible and appropriate.

Valuation models may utilize observable market inputs (Level 2), including: interest rates, foreign currency rates, equity and equivalent synthetic instrument prices, index levels, credit spreads, counterparty credit quality, corresponding market volatility levels, and other market-based pricing factors, as well as any appropriate, highly correlated proxy market valuation data. Valuation models may also utilize one or more significant non-observable market inputs (Level 3).

If the fair value of a financial instrument is not determinable based upon quoted market prices in an active market, and a suitable market proxy is not available, the transaction price would be considered to be the best indicator of market value on the transaction date. When the fair value of a financial instrument at inception is determined using a valuation technique that incorporates significant non-observable market inputs, no inception profit or loss (difference between the determined fair value and the transaction price) is recognized at the time the financial instrument is first recorded. Any gains or losses at inception would be deferred and recognized only in future periods over the term of the instrument, or when market quotes or data become observable.

In inactive markets, quotes obtained from brokers are indicative quotes, meaning that they are not binding, and are mainly derived from the brokers’ internal valuation models.

Due to the inherent limitations of the indicative broker quotes in estimating fair value, we also consider the values provided by our internal models, where appropriate, utilizing observable market inputs to the extent possible.

To ensure that valuations are appropriate, a number of policies and controls are put in place. Independent validation of fair value is performed at least on a monthly basis.

Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.

The following table presents amounts, in each category of financial instruments, which are fair valued using valuation techniques based on predominantly non-observable market inputs (Level 3), for the structured credit run-off business and total consolidated CIBC:

	Oct. 31 2012			Oct. 31 2011
$ millions, as at	Structured credit run-off business	Total CIBC	Total CIBC(1)	Structured credit run-off business	Total CIBC	Total CIBC(1)
Assets
Trading securities and loans	$628	$640	1.6%	$559	$570	1.7%
AFS securities	2	1,370	5.5	2	2,052	7.6
FVO securities	170	170	55.9	198	198	42.7
Derivative instruments	591	683	2.5	1,020	1,109	3.9
Liabilities
Deposits and other liabilities(2)	$428	$597	28.7%	$389	$955	44.9%
Derivative instruments	1,315	1,402	5.2	1,788	1,937	6.7

(1)	Represents percentage of Level 3 assets and liabilities in each reported category that are carried at fair value on the consolidated balance sheet.

(2)	Includes FVO deposits and bifurcated embedded derivatives.

Level 3 financial assets and liabilities

Much of our structured credit run-off business requires the application of valuation techniques using predominantly non-observable market inputs. In an inactive market, indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date (all of which we consider to be non-observable market inputs), are predominantly used for the valuation of these positions. We also consider whether a CVA is required to recognize the risk that any given counterparty to which we are exposed may not ultimately be able to fulfill its obligations.

For credit derivatives purchased from financial guarantors, our CVA is driven off market-observed credit spreads, where available and appropriate. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e., not representative of fair value), a proxy market credit spread is used. The proxy market credit spread is based on our internal credit rating for the particular

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Management’s discussion and analysis

financial guarantor. Credit spreads contain information on market (or proxy market) expectations of PD as well as LGD. The credit spreads are applied in relation to the weighted-average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market credit spread is used, we also make an adjustment to reflect additional financial guarantor risk over equivalently rated non-financial guarantor counterparties. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties, except for high-quality reference assets where we have neither experienced nor expect future credit losses.

Where appropriate, on certain financial guarantors, we determined the CVA based on estimated recoverable amounts. For details on sensitivity of level 3 financial assets and liabilities, see Note 2 to the consolidated financial statements.

We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk, credit risk, and future administration costs. In order to reflect observed market practice of pricing collateralized derivatives using the OIS curve, we have amended our valuation approach to use OIS curves as the discount rate in place of LIBOR, resulting in a pre-tax loss of $33 million ($24 million after-tax) in the fourth quarter of 2012. Market practices continue to evolve concerning the use of and construction of OIS curves that best reflect the nature of the underlying collateral and as a result additional valuation adjustments may be required in the future.

The following table summarizes our valuation adjustments:

$ millions, as at October 31	2012	2011
Securities
Market risk	$3	$4
Derivatives
Market risk	53	51
Credit risk	137	243
Administration costs	5	6
Total valuation adjustments	$198	$304

Note 2 to the consolidated financial statements presents the valuation methods used to determine fair value showing separately those that are carried at fair value on the consolidated balance sheet and those that are not.

Risk factors related to fair value adjustments

We believe that we have made appropriate fair value adjustments and have taken appropriate write-downs to date.

The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could be changed as events warrant and may not reflect ultimate realizable amounts.

Impairment of AFS securities

AFS securities include debt and equity securities.

AFS securities, other than equities that have a fair value which is not reliably measurable, are stated at fair value, whereby the difference between the fair value and the amortized cost is included in AOCI. Only equities that do not have a fair value which is reliably measurable are carried at cost. We have determined that all of our equity securities have reliable fair values.

AFS securities are subject to periodic reviews to assess whether or not there is an impairment. The assessment of impairment depends on whether the instrument is debt or equity in nature. AFS debt securities are identified as impaired when there is objective observable evidence concerning the inability to collect the contractual principal or interest. Factors that are reviewed for impairment assessment include, but are not limited to, operating performance and future expectations, liquidity and capital adequacy, external credit ratings, underlying asset quality deterioration, industry valuation levels for comparable entities, and any changes in market and economic outlook.

For AFS equity instruments, objective evidence of impairment exists if there has been a significant or prolonged decline in the fair value of the investment below its cost. In making the impairment assessment we also consider whether there have been significant adverse changes in the technological, market, economic, or legal environments in which the issuer operates or if the issuer is experiencing significant financial difficulty.

Realized gains and losses on disposal and write-downs to reflect impairment in the value of AFS securities are recorded in the consolidated statement of income. Previously recognized impairment losses for debt securities (but not equity securities) are reversed if a subsequent increase in fair value can be objectively identified and is related to an event occurring after the impairment loss was recognized. Once an AFS equity security is impaired, all subsequent declines in fair value are charged directly to income.

Allowance for credit losses

We establish and maintain an allowance for credit losses that is considered the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions.

The allowance for credit losses consists of individual and collective components.

Individual allowances

The majority of our business and government loan portfolios are assessed on an individual loan basis. Individual allowances are established when impaired loans are identified within the individually assessed portfolios. A loan is classified as impaired when we are of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. The individual allowance is the amount required to reduce the carrying value of an impaired loan to its estimated realizable amount. This is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan.

Individual allowances are not established for portfolios that are collectively assessed including most retail portfolios.

70	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Collective allowances

Consumer and certain small business allowances

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which we take a portfolio approach to establish the collective allowance. As it is not practical to review each individual loan, we utilize a formula basis, by reference to historical ratios of write-offs to current accounts and balances in arrears. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the allowance calculation are updated, based on our experience and the economic environment.

Business and government allowances

For groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis, a collective allowance is provided for losses which we estimate are inherent in the portfolio at the reporting date, but not yet specifically identified from an individual assessment of the loan.

The methodology for determining the appropriate level of the collective allowance incorporates a number of factors, including the size of the portfolios, expected loss rates, and relative risk profiles. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the collective allowance calculation are updated, based on our experience and the economic environment. Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the PD factors associated with each risk rating, as well as estimates of LGD. The PD factors reflect our historical loss experience and are supplemented by data derived from defaults in the public debt markets. Historical loss experience is adjusted based on current observable data to reflect the effects of current conditions. LGD estimates are based on our experience over past years.

As at October 31, 2012, our model indicated a range of outcomes for the collective allowance(1) between $651 million and $1,879 million. The collective allowance(1) of $1,169 million (2011: $1,214 million), which represents our best estimate of losses inherent but not specifically provided for in our loan portfolios, was selected from within the range based on a qualitative analysis of the economic environment and credit trends, as well as the risk profile of the loan portfolios. A uniform 10% increase in the PDs or loss severity across all portfolios would cause the collective allowance(1) to increase by approximately $117 million.

(1)	Related to credit card loans, personal loans that are less than 30 days delinquent, and mortgage and business and government loans that are less than 90 days delinquent.

Securitizations and SPEs

Securitization of our own assets

SIC Interpretation 12 (SIC-12), “Consolidation-Special Purpose Entities” provides guidance on applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. In assessing and determining whether we control a SPE, judgment is exercised to determine whether the activities of the SPE are being conducted on our behalf to obtain benefits from the SPE’s operation; whether we have the decision–making powers to control or to obtain control of the SPE or its assets; whether we have rights to obtain the majority of the benefits of the SPE’s activities; and whether we retain the majority of the residual risks related to the SPE or its assets in order to obtain benefits from its activities. We sponsor several SPEs that purchase and securitize our own assets including the Cards II Trust, Broadway Trust and Crisp Trust, which we currently consolidate.

We also securitize our own mortgage assets through a government-sponsored securitization program. We sell these securitized assets to a government-sponsored securitization vehicle, that we do not consolidate, as well as to other third parties. IAS 39, “Financial Instrument Recognition and Measurement” provides guidance on when to derecognize financial assets. A financial asset is derecognized when the contractual rights to receive cash flows from the asset have expired; or when we have transferred the rights to receive cash flows from the asset such that:

•	We have transferred substantially all the risks and rewards of the asset, or
•	We have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

We have determined that our securitization activities related to residential mortgages and cards receivables are accounted for as secured borrowing transactions because we have not met the aforementioned criteria.

For additional information on our securitizations see the “Off-balance sheet arrangements” section and Note 6 to the consolidated financial statements.

Securitization of third-party assets

We also sponsor several SPEs that purchase pools of third-party assets. We monitor the extent to which we support these SPEs through direct investment in the debt issued by the SPEs and through the provision of liquidity protection to the other debt holders, to assess whether we should consolidate these entities.

Where we consider that CIBC should consolidate a SPE, IAS 27 “Consolidated and Separate Financial Statements” requires that we reconsider this assessment in the following circumstances: (i) when there is a change in the contractual arrangements between the parties to the SPE; or (ii) when any of the parties take steps to strengthen its position and, in doing so, acquires a greater level of control. Specifically, in relation to our multi-seller conduits, we reconsider our consolidation assessment whenever our level of interest in the ABCP issued by the conduits changes significantly, or in the rare event that the liquidity facility we provide to the conduits is drawn or amended.

A significant increase in our holdings of the outstanding commercial paper by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.

Asset impairment

Goodwill, other intangible assets and long-lived assets

As at October 31, 2012, we had goodwill of $1,701 million (2011: $1,677 million) and other intangible assets with an indefinite life of $136 million (2011: $136 million). Goodwill is not amortized, but is tested, at least annually, for impairment by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill, with any deficiency recognized as impairment to goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell or value in use. During 2012, we changed our annual goodwill impairment testing date from April 30 to August 1 in order to better align this date with our annual planning cycle. Accordingly, for 2012 we performed our goodwill impairment test as at April 30 and August 1 for each CGU to which goodwill has been allocated. Going forward goodwill will be tested for impairment once annually on August 1 or more frequently if there is any indication that the goodwill may be impaired.

Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis. Intangibles with an indefinite life are not amortized but are assessed for impairment by comparing the recoverable amount to the carrying amount.

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Management’s discussion and analysis

Long-lived assets and other identifiable intangibles with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the recoverable amount. The recoverable amount is defined as the higher of its estimated fair value less cost to sell and value in use. In performing the review for recoverability, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition.

We use judgment to estimate the recoverable amounts of our CGUs and other intangible assets with an indefinite life. The recoverable amount of CGUs and other intangible assets with an indefinite life are derived from internally developed valuation models, using market or discounted cash flow approaches. Under a market approach, the estimates assume that entities operating in the same industry will share similar characteristics and that entity value will correlate to those characteristics. Therefore a comparison of a CGU to similar entities whose financial information is publicly available may provide a reasonable basis to estimate fair value. These models may incorporate various key assumptions, including projected earnings and price earnings multiples. Under a discounted cash flow approach, which is often used to estimate value in use, the estimates are predicated upon the value of the future cash flows that a business will generate going forward. The discounted cash flow method involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business. These models may include various key assumptions including projected cash flows, levels of required capital, growth rates, terminal growth rates and discount rates. The valuations determined by all of these models are sensitive to the underlying business conditions in the markets in which the CGUs operate. As a result, changes in estimated recoverable amounts could result in the future, depending on various factors including changes in expected economic conditions in these markets.

In the third quarter of 2011, we recognized an impairment charge of $203 million in respect of goodwill relating to CIBC FirstCaribbean, which is recorded in Corporate and Other. The impairment was primarily driven by changes in expected future cash flows which were impacted by the challenging economic environment in the Caribbean and our outlook for the region.

As at April 30, 2012 and August 1, 2012 the estimated recoverable amounts of CIBC FirstCaribbean exceeded the carrying amounts based on the most recent impairment tests which were conducted in the third and fourth quarters of 2012, respectively. Reductions in the estimated recoverable amount of our CIBC FirstCaribbean CGU could result in goodwill impairment charges in future periods. Reductions in estimated recoverable amounts could arise from various factors such as reductions in forecast cash flows, an increase in the assumed level of required capital, and any negative change to the discount rate or the terminal growth rate either in isolation or jointly.

For additional details, see Note 8 to the consolidated financial statements.

Income taxes

We use judgment in the estimation of income taxes and deferred income tax assets and liabilities. As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions where we operate.

This process involves estimating actual current tax exposure, together with assessing temporary differences that result from the different treatment of items for tax and accounting purposes, and any tax loss carryforwards.

We are also required to establish a deferred income tax asset in respect of expenses recorded currently for which a tax deduction will be available in a future period, such as all or a portion of the collective allowance for credit losses and tax loss carryforwards.

As at October 31, 2012, we had a deferred income tax asset of $457 million (2011: $644 million) and a deferred income tax liability of $37 million (2011: $51 million). We are required to assess whether it is probable that our deferred income tax asset will be realized prior to its expiration and, based on all the available evidence, determine if any portion of our deferred income tax asset should not be recognized. The factors used to assess the probability of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the deferred income tax asset, and the remaining expiration period of tax loss carryforwards.

Although realization is not assured, we believe, based on all the available evidence, it is probable that the remaining deferred income tax asset will be realized.

Income tax accounting impacts all our reporting segments. For further details of our income taxes, see Note 20 to the consolidated financial statements.

Provisions and contingent liabilities

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect that the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial position. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period.

Amounts are accrued when we have a present legal or constructive obligation as a result of a past event, when it is both probable that an outflow of economic benefits will be required to resolve the matter, and when a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

A description of significant ongoing matters to which CIBC is a party can be found in Note 23 to the consolidated financial statements.

Post-employment and other long-term benefit plan assumptions

We are the sponsor of defined benefit plans including pension and post-retirement medical and dental plans (other post-employment plans) for eligible employees. We also continue to sponsor a long-term disability (LTD) income replacement benefit plan and associated medical and dental benefits (collectively, other long-term benefit plans). The LTD plan was closed to new claims effective June 1, 2004.

The net defined benefit expense and obligations of the pension, other post-employment, and other long-term benefit plans, which impact all of our reporting segments, are dependent upon assumptions used in calculating such amounts. These assumptions include discount rates, projected salary increases, expected returns on assets, health-care cost trend rates, turnover of employees, retirement age, and mortality rates. These assumptions are reviewed annually in accordance with accepted actuarial practice and are approved by management.

The discount rate assumption used in determining pension, other post-employment, and other long-term benefit obligations and expense reflects the market yields, as of the measurement date, on high-quality debt instruments with a currency and term to maturity that match the currency and expected timing of benefit payments. Our discount rate is estimated by developing a yield curve based on high-quality corporate bonds. While there is a deep market of high-quality corporate bonds denominated in Canadian dollars with short and medium terms to maturity, there is not a deep market in bonds with terms to maturity that match the timing of all of the expected benefits payments for our Canadian plans. As a result, for our Canadian pension, other post-

72	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

employment and other long-term benefit plans, we estimate the yields of high-quality corporate bonds with longer term maturities by extrapolating current yields on bonds with short and medium-term durations along the yield curve. Judgment is required in constructing the yield curve, and, as a result, different methodologies applied in constructing the yield curve can give rise to different discount rates.

The expected rate of return on plan assets assumption is based on expected returns for the various asset classes, weighted by portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and expected real yields on fixed-income securities and equities. Other assumptions are based on actual plan experience and our best estimates.

For pension and other post-employment plans, actuarial gains and losses are deferred in the balance sheet and amortized over future periods to the extent they exceed the threshold established by the corridor method and, therefore, generally affect recognized expense and the recorded obligation in future periods. As at October 31, 2012, the net amount of unamortized actuarial losses was $827 million (2011: $257 million) with respect to pension plans and $91 million (2011: $23 million) with respect to other post-employment plans. Actuarial gains and losses for other long-term benefit plans are recognized in income in the period in which they arise.

Our pension plans are funded to or above the minimum amounts required by relevant legislation or plan terms. During 2012, we contributed $476 million (2011: $281 million) to the defined benefit pension plans, which included $298 million (2011: $108 million) above the minimum required. Our 2012 funding contributions to our principal Canadian pension plan was the maximum amount allowed by the Income Tax Act (Canada).

Our other post-employment plans are unfunded. We fund benefit payments for these post-employment plans as incurred. During 2012, these benefit payments totalled $26 million (2011: $27 million). Our LTD plan is a funded plan. During 2012, we contributed $15 million (2011: $15 million) to the plan.

For our Canadian pension and post-employment plans, which represent more than 90% of our pension and other post-employment plans, management has approved actuarial assumptions to be used for the 2013 expense calculation. The approved weighted-average discount rate of 4.5% for pension and other post-employment benefit plans is a decrease of 100 basis points over the weighted-average discount rate used for the 2012 expense calculation. The approved weighted-average expected long-term rate of return on plan assets of 6.3% for pension plans is unchanged from 2012. The aggregate impact of changes in actuarial assumptions, including the change in the discount rate, together with the impact of changes in the fair value of the plan assets in fiscal 2012 is expected to be an increase of $22 million in pension and other post-employment expense for 2013. Actual experience different from that anticipated or future changes in assumptions may affect our pension and other post-employment benefit obligations, expense and funding contributions.

For further details of our annual pension and other post-employment expense and obligations, see Note 19 to the consolidated financial statements.

Financial instruments

As a financial institution, our assets and liabilities primarily comprise financial instruments, which include deposits, securities, loans, derivatives, acceptances, repurchase agreements, subordinated debt, and preferred shares.

We use these financial instruments for both trading and non-trading activities. Trading activities include the purchase and sale of securities, transacting in foreign exchange and derivative instruments in the course of facilitating client trades, and taking proprietary trading positions with the objective of income generation. Non-trading activities generally include the business of lending, investing, funding, and ALM.

The use of financial instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the “Management of risk” section for details on how these risks are managed.

Financial instruments are accounted for according to their classification. For details on the accounting for these instruments, see Note 2 to the consolidated financial statements.

For significant assumptions made in determining the valuation of financial and other instruments, see the “Valuation of financial instruments” section above.

Transition to International Financial Reporting Standards

We transitioned to IFRS effective November 1, 2011.

The results and balances of our 2011 comparative year have been restated to reflect the retrospective adoption of IFRS effective November 1, 2010. Note 31 to the consolidated financial statements contains reconciliations of our 2011 Canadian GAAP financial results to the 2011 IFRS financial results included elsewhere in the consolidated financial statements.

Our selection of optional exemptions and the discussion of the mandatory exceptions applied in the preparation of our November 1, 2010 opening IFRS consolidated balance sheet are provided in section A of Note 31 to the consolidated financial statements, including our decision to apply the “fresh-start” elections that resulted in both: (i) the recognition of $1,150 million of after-tax unamortized net actuarial losses on our defined benefit plans that existed under Canadian GAAP as at November 1, 2010 through retained earnings, and (ii) the reclassification of $575 million of accumulated net foreign exchange losses on foreign operations, net of the hedge gains and losses, from AOCI to retained earnings.

Section B of Note 31 to the consolidated financial statements discusses other differences between IFRS and Canadian GAAP that gave rise to adjustments in our consolidated balance sheet and consolidated statements of income and comprehensive income. The most significant change to our consolidated balance sheet was a gross-up of approximately $29 billion to our assets and liabilities from the transfer of securitized residential mortgages to a government-sponsored trust accounted as secured borrowings under IFRS, rather than as sales under Canadian GAAP. The most significant impact on our net income was due to the $203 million goodwill impairment charge relating to CIBC FirstCaribbean that we recognized only under IFRS in the third quarter of 2011.

Accounting developments

Future accounting policy changes

For details on the future accounting policy changes, see Note 32 to the consolidated financial statements.

Related-party transactions

We have various processes in place to ensure that the relevant related-party information is identified and reported to the Corporate Governance Committee (CGC) of the Board on a quarterly basis, as required by the Bank Act. The CGC has the responsibility for reviewing our policies and practices in identifying transactions with our related parties that may materially affect us, and reviewing the associated procedures for promoting compliance with the Bank Act. As a result of transition to IFRS, post–employment benefit plans for CIBC employees are also considered related parties. For further details, see Notes 19 and 25 to the consolidated financial statements.

CIBC 2012 ANNUAL REPORT	73

Management’s discussion and analysis

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators) as at October 31, 2012, and has concluded that such disclosure controls and procedures were effective.

Management’s annual report on internal control over financial reporting

CIBC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CIBC.

Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board (IASB). CIBC’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CIBC; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of CIBC are being made only in accordance with authorizations of CIBC’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of CIBC’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

CIBC’s management has used the COSO framework to evaluate the effectiveness of CIBC’s internal control over financial reporting.

As at October 31, 2012, management assessed the effectiveness of CIBC’s internal control over financial reporting and concluded that such internal control over financial reporting was effective and that there were no material weaknesses in CIBC’s internal control over financial reporting that have been identified by management.

Ernst & Young LLP, who has audited the consolidated financial statements of CIBC for the year ended October 31, 2012, has also issued a report on internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). This report is located on page 87 of this Annual Report.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the year ended October 31, 2012, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

74	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Supplementary annual financial information

Average balance sheet, net interest income and margin(1)

		Average balance			Interest			Average rate
	$ millions, for the year ended October 31	2012	2011	2010	2012	2011	2010	2012	2011	2010
	Domestic assets(2)
	Cash and deposits with banks	$2,620	$2,580	$3,359	$27	$29	$16	1.03%	1.12%	0.48%
Securities	Trading	36,492	33,702	14,895	1,201	906	368	3.29	2.69	2.47
	AFS	13,249	12,124	19,969	252	264	598	1.90	2.18	2.99
	FVO	47	47	19,713	3	3	282	6.38	6.38	1.43
	Securities borrowed or purchased under resale agreements	18,443	21,588	18,910	274	249	90	1.49	1.15	0.48
Loans	Residential mortgages	148,660	145,735	89,714	4,592	4,844	2,566	3.09	3.32	2.86
	Personal and credit card	48,463	48,087	43,851	3,477	3,523	2,786	7.17	7.33	6.35
	Business and government	25,260	22,633	20,041	1,111	947	927	4.40	4.18	4.63
	Total loans	222,383	216,455	153,606	9,180	9,314	6,279	4.13	4.30	4.09
	Other interest-bearing assets	359	530	419	13	44	55	3.62	8.30	13.13
	Derivative instruments	11,745	10,080	9,459	–	–	–	–	–	–
	Customers’ liability under acceptances	9,754	8,503	7,774	–	–	–	–	–	–
	Other non-interest-bearing assets	12,320	10,140	13,761	–	–	–	–	–	–
	Total domestic assets	327,412	315,749	261,865	10,950	10,809	7,688	3.34	3.42	2.94
	Foreign assets(2)
	Cash and deposits with banks	5,325	16,242	7,694	15	34	36	0.28	0.21	0.47
Securities	Trading	1,282	1,263	5,647	70	75	89	5.46	5.94	1.58
	AFS	12,917	11,671	14,649	157	157	198	1.22	1.35	1.35
	FVO	323	482	416	7	16	27	2.17	3.32	6.49
	Securities borrowed or purchased under resale agreements	10,131	15,273	16,933	49	116	103	0.48	0.76	0.61
Loans	Residential mortgages	2,200	2,138	2,210	126	129	177	5.73	6.03	8.01
	Personal and credit card	923	991	1,058	64	72	79	6.93	7.27	7.47
	Business and government	16,613	14,788	17,582	630	595	685	3.79	4.02	3.90
	Total loans	19,736	17,917	20,850	820	796	941	4.15	4.44	4.51
	Other interest-bearing assets	38	43	166	7	30	13	18.42	69.77	7.83
	Derivative instruments	16,971	13,235	14,487	–	–	–	–	–	–
	Customers’ liability under acceptances	–	–	–	–	–	–	–	–	–
	Other non-interest-bearing assets	3,247	2,652	3,236	–	–	–	–	–	–
	Total foreign assets	69,970	78,778	84,078	1,125	1,224	1,407	1.61	1.55	1.67
	Total assets	$397,382	$394,527	$345,943	$12,075	$12,033	$9,095	3.04%	3.05%	2.63%
	Domestic liabilities(2)
Deposits	Personal	$110,442	$107,384	$104,862	$1,217	$1,276	$1,398	1.10%	1.19%	1.33%
	Business and government	88,028	88,844	82,697	1,096	975	571	1.25	1.10	0.69
	Bank	918	1,116	1,156	5	6	4	0.54	0.54	0.35
	Secured borrowings	51,975	46,825	–	1,118	1,270	–	2.15	2.71	–
	Total deposits	251,363	244,169	188,715	3,436	3,527	1,973	1.37	1.44	1.05
	Derivative instruments	11,820	10,094	10,357	–	–	–	–	–	–
	Acceptances	9,754	8,503	7,774	–	–	–	–	–	–
	Obligations related to securities sold short	10,727	11,702	8,492	327	386	209	3.05	3.30	2.46
	Obligations related to securities lent or sold under repurchased agreements	6,318	11,964	25,885	111	182	186	1.76	1.52	0.72
	Capital Trust securities	1,649	1,593	–	144	142	–	8.73	8.91	–
	Other liabilities	10,474	11,535	10,183	56	71	(5)	0.53	0.62	(0.05)
	Subordinated indebtedness	4,590	5,011	4,767	201	207	180	4.38	4.13	3.78
	Preferred share liabilities	–	–	598	–	–	35	–	–	5.85
	Total domestic liabilities	306,695	304,571	256,771	4,275	4,515	2,578	1.39	1.48	1.00
	Foreign liabilities(2)
Deposits	Personal	6,526	6,030	6,217	62	73	85	0.95	1.21	1.37
	Business and government	36,248	35,564	30,437	101	207	111	0.28	0.58	0.36
	Bank	4,608	5,529	5,678	29	33	23	0.63	0.60	0.41
	Secured borrowings	460	814	–	2	3	–	0.43	0.37	–
	Total deposits	47,842	47,937	42,332	194	316	219	0.41	0.66	0.52
	Derivative instruments	17,080	13,252	15,863	–	–	–	–	–	–
	Acceptances	–	–	–	–	–	–	–	–	–
	Obligations related to securities sold short	138	77	128	6	2	2	4.35	2.60	1.56
	Obligations related to securities lent or sold under repurchased agreements	7,077	11,880	13,494	45	82	109	0.64	0.69	0.81
	Capital Trust securities	–	–	–	–	–	–	–	–	–
	Other liabilities	1,250	883	1,637	54	48	(25)	4.32	5.44	(1.53)
	Subordinated indebtedness	430	566	622	7	8	8	1.63	1.41	1.29
	Non-controlling interests	–	–	168	–	–	–	–	–	–
	Total foreign liabilities	73,817	74,595	74,244	306	456	313	0.41	0.61	0.42
	Total liabilities	380,512	379,166	331,015	4,581	4,971	2,891	1.20	1.31	0.87
	Shareholders’ equity	16,705	15,199	14,928	–	–	–	–	–	–
	Non-controlling interests	165	162	–	–	–	–	–	–	–
	Total liabilities and equity	$397,382	$394,527	$345,943	$4,581	$4,971	$2,891	1.15%	1.26%	0.84%
	Net interest income and margin				$7,494	$7,062	$6,204	1.89%	1.79%	1.79%
	Additional disclosures: Non-interest-bearing deposit liabilities
	Domestic	$27,865	$26,505	$26,125
	Foreign	$3,174	$2,875	$2,234

(1)	Amounts for 2012 and 2011 are based upon IFRS while 2010 are based upon Canadian GAAP.

(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

CIBC 2012 ANNUAL REPORT	75

Management’s discussion and analysis

Volume/rate analysis of changes in net interest income

		IFRS			Canadian GAAP
$ millions		2012/2011			2011/2010
		Increase (decrease) due to change in:			Increase (decrease) due to change in:
		Average balance	Average rate	Total	Average balance	Average rate	Total
	Domestic assets(1)
	Cash and deposits with banks	$–	$(2)	$(2)	$1	$12	$13
Securities	Trading	75	220	295	433	110	543
	AFS	24	(36)	(12)	(169)	50	(119)
	FVO	–	–	–	(2)	76	74
	Securities borrowed or purchased under resale agreements	(36)	61	25	14	145	159
Loans	Residential mortgages	97	(349)	(252)	167	180	347
	Personal and credit card	28	(74)	(46)	(40)	78	38
	Business and government	110	54	164	193	(34)	159
	Total loans	235	(369)	(134)	320	224	544
	Other interest-bearing assets	(14)	(17)	(31)	15	13	28
	Change in domestic interest income	284	(143)	141	612	630	1,242
	Foreign assets(1)
	Cash and deposits with banks	(23)	4	(19)	40	(42)	(2)
Securities	Trading	1	(6)	(5)	(55)	13	(42)
	AFS	17	(17)	–	(43)	2	(41)
	FVO	(5)	(4)	(9)	(2)	(12)	(14)
	Securities borrowed or purchased under resale agreements	(39)	(28)	(67)	(10)	23	13
Loans	Residential mortgages	4	(7)	(3)	(6)	(42)	(48)
	Personal and credit card	(5)	(3)	(8)	(5)	(2)	(7)
	Business and government	73	(38)	35	(99)	(15)	(114)
	Total loans	72	(48)	24	(110)	(59)	(169)
	Other interest-bearing assets	(3)	(20)	(23)	(10)	27	17
	Change in foreign interest income	20	(119)	(99)	(190)	(48)	(238)
	Total change in interest income	$304	$(262)	$42	$422	$582	$1,004
	Domestic liabilities(1)
Deposits	Personal	36	(95)	(59)	34	(156)	(122)
	Business and government	(9)	130	121	131	488	619
	Bank	(1)	–	(1)	–	2	2
	Secured borrowings	140	(292)	(152)	–	–	–
	Total deposits	166	(257)	(91)	165	334	499
	Obligations related to securities sold short	(32)	(27)	(59)	79	100	179
	Obligations related to securities lent or sold under repurchase agreements	(86)	15	(71)	(76)	105	29
	Capital Trust securities	5	(3)	2	–	–	–
	Other liabilities	(7)	(8)	(15)	–	26	26
	Subordinated indebtedness	(17)	11	(6)	9	18	27
	Preferred share liabilities	–	–	–	(35)	–	(35)
	Change in domestic interest expense	29	(269)	(240)	142	583	725
	Foreign liabilities(1)
Deposits	Personal	6	(17)	(11)	(3)	(9)	(12)
	Business and government	4	(110)	(106)	24	74	98
	Bank	(5)	1	(4)	(1)	11	10
	Secured borrowings	(1)	–	(1)	–	–	–
	Total deposits	4	(126)	(122)	20	76	96
	Obligations related to securities sold short	2	2	4	(1)	1	–
	Obligations related to securities lent or sold under repurchase agreements	(33)	(4)	(37)	(13)	(14)	(27)
	Other liabilities	20	(14)	6	11	53	64
	Subordinated indebtedness	(2)	1	(1)	(1)	1	–
	Change in foreign interest expense	(9)	(141)	(150)	16	117	133
	Total change in interest expense	$20	$(410)	$(390)	$158	$700	$858
	Change in total net interest income	$284	$148	$432	$264	$(118)	$146

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

76	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Analysis of net loans and acceptances

	IFRS		Canadian GAAP			IFRS		Canadian GAAP
	Canada(1)					U.S.(1)
$ millions, as at October 31	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008
Residential mortgages	$147,841	$148,268	$91,338	$83,837	$88,185	$1	$1	$1	$1	$1
Student	287	384	523	677	858	–	–	–	–	–
Personal	33,891	33,202	32,365	31,729	29,648	109	132	241	162	215
Credit card	14,418	14,970	11,508	11,121	10,329	33	24	30	28	25
Total net consumer loans	196,437	196,824	135,734	127,364	129,020	143	157	272	191	241
Non-residential mortgages	7,095	7,055	6,339	5,789	5,790	–	2	2	3	77
Financial institutions	2,384	2,124	1,852	2,422	4,107	435	427	352	644	1,045
Retail and Wholesale	2,827	2,652	2,487	1,926	2,261	113	43	52	115	193
Business services	3,694	3,508	2,773	2,701	2,951	226	221	403	455	558
Manufacturing-capital goods	1,072	1,079	970	709	860	188	129	12	26	296
Manufacturing-consumer goods	1,736	1,289	1,016	787	951	62	50	18	17	90
Real estate and construction	4,956	4,118	3,123	2,903	2,975	4,156	3,215	1,563	2,054	2,138
Agriculture	3,689	3,585	3,240	2,897	3,058	1	–	(1)	(1)	–
Oil and gas	2,856	2,884	2,418	3,091	3,605	781	413	145	12	58
Mining	319	285	123	501	1,763	65	78	32	–	39
Forest products	426	416	376	299	340	44	52	–	61	93
Hardware and software	464	244	223	172	190	–	73	33	43	140
Telecommunications and cable	238	213	264	148	565	14	12	13	34	107
Publishing, printing, and broadcasting	356	405	386	505	580	–	–	–	–	59
Transportation	736	701	750	800	627	332	353	359	294	460
Utilities	1,082	674	795	667	862	492	246	99	57	162
Education, health and social services	1,933	1,754	1,301	1,240	1,296	25	46	46	47	119
Governments	727	785	759	685	856	–	–	–	–	–
Others	–	–	358	96	–	730	845	1,031	1,128	–
General allowance allocated to business and government loans	–	–	(217)	(254)	(282)	–	–	(67)	(76)	(42)
Collective allowance allocated to business and government loans	(211)	(205)	–	–	–	(38)	(54)	–	–	–
Total net business and government loans, including acceptances	36,379	33,566	29,336	28,084	33,355	7,626	6,151	4,092	4,913	5,592
Total net loans and acceptances	$232,816	$230,390	$165,070	$155,448	$162,375	$7,769	$6,308	$4,364	$5,104	$5,833

(1)	Classification by country is based on domicile of debtor or customer.

Analysis of net loans and acceptances (continued)

	IFRS		Canadian GAAP			IFRS		Canadian GAAP
	Other(1)					Total
$ millions, as at October 31	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008
Residential mortgages	$2,143	$2,191	$2,190	$2,272	$2,463	$149,985	$150,460	$93,529	$86,110	$90,649
Student	1	1	1	1	1	288	385	524	678	859
Personal	568	637	688	759	909	34,568	33,971	33,294	32,650	30,772
Credit card	119	118	111	110	126	14,570	15,112	11,649	11,259	10,480
Total net consumer loans	2,831	2,947	2,990	3,142	3,499	199,411	199,928	138,996	130,697	132,760
Non-residential mortgages	273	291	392	495	519	7,368	7,348	6,733	6,287	6,386
Financial institutions	1,099	1,003	1,032	971	1,245	3,918	3,554	3,236	4,037	6,397
Retail and Wholesale	326	351	391	462	775	3,266	3,046	2,930	2,503	3,229
Business services	932	1,032	1,053	1,361	1,837	4,852	4,761	4,229	4,517	5,346
Manufacturing-capital goods	243	217	269	329	73	1,503	1,425	1,251	1,064	1,229
Manufacturing-consumer goods	225	268	253	296	365	2,023	1,607	1,287	1,100	1,406
Real estate and construction	791	572	681	755	613	9,903	7,905	5,367	5,712	5,726
Agriculture	65	94	104	114	142	3,755	3,679	3,343	3,010	3,200
Oil and gas	16	–	–	–	–	3,653	3,297	2,563	3,103	3,663
Mining	280	109	129	348	1,149	664	472	284	849	2,951
Forest products	29	32	31	21	28	499	500	407	381	461
Hardware and software	22	22	242	271	243	486	339	498	486	573
Telecommunications and cable	148	60	33	44	213	400	285	310	226	885
Publishing, printing, and broadcasting	37	41	36	39	10	393	446	422	544	649
Transportation	430	387	249	273	369	1,498	1,441	1,358	1,367	1,456
Utilities	467	272	310	351	247	2,041	1,192	1,204	1,075	1,271
Education, health and social services	23	23	27	19	–	1,981	1,823	1,374	1,306	1,415
Governments	922	901	633	567	822	1,649	1,686	1,392	1,252	1,678
Others	3,011	3,109	6,312	5,255	–	3,741	3,954	7,701	6,479	–
General allowance allocated to business and government loans	–	–	(25)	(56)	(34)	–	–	(309)	(386)	(358)
Collective allowance allocated to business and government loans	(23)	(20)	–	–	–	(272)	(279)	–	–	–
Total net business and government loans, including acceptances	9,316	8,764	12,152	11,915	8,616	53,321	48,481	45,580	44,912	47,563
Total net loans and acceptances	$12,147	$11,711	$15,142	$15,057	$12,115	$252,732	$248,409	$184,576	$175,609	$180,323

(1)	Classification by country is based on domicile of debtor or customer.

CIBC 2012 ANNUAL REPORT	77

Management’s discussion and analysis

Summary of allowance for credit losses
	IFRS		Canadian GAAP
$ millions, as at or for the year ended October 31	2012	2011	2010	2009	2008
Balance at beginning of year	$1,851	$1,950	$2,043	$1,523	$1,443
Provision for credit losses	1,291	1,144	1,046	1,649	773
Write-offs
Domestic(1)
Residential mortgages	18	16	9	7	4
Student	6	5	9	11	11
Personal and credit card	1,118	1,141	1,054	1,034	681
Other business and government	93	103	150	115	113
Foreign(1)
Residential mortgages	2	1	3	2	–
Personal and credit card	13	14	17	13	6
Other business and government	98	55	176	41	35
Total write-offs	1,348	1,335	1,418	1,223	850
Recoveries
Domestic(1)
Student	–	–	–	1	1
Personal and credit card	158	132	109	89	87
Other business and government	8	10	8	8	13
Foreign(1)
Personal and credit card	3	1	2	3	5
Other business and government	1	2	4	20	8
Total recoveries	170	145	123	121	114
Net write-offs	1,178	1,190	1,295	1,102	736
Interest income on impaired loans	(47)	(48)	–	–	–
Other	(1)	(5)	(10)	(27)	43
Balance at end of year	$1,916	$1,851	$1,784	$2,043	$1,523
Comprised of:
Loans	$1,860	$1,803	$1,720	$1,960	$1,446
Letters of credit	–	–	–	1	–
Undrawn credit facilities	56	48	64	82	77
Ratio of net write-offs during year to average loans outstanding during year	0.49%	0.51%	0.74%	0.66%	0.45%

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

Allowance for credit losses on impaired loans as a percentage of gross impaired loans (IFRS)

	Allowance for credit losses(1)		Allowance as a % of gross impaired loans
$ millions, as at October 31	2012	2011	2012	2011
Domestic(2)
Residential mortgages	$18	$15	8.0%	5.0%
Personal loans	159	156	84.6	73.6
Business and government	97	88	47.3	56.1
Total domestic	$274	$259	44.3%	38.6%
Foreign(2)
Residential mortgages	$27	$18	11.0%	8.1%
Personal loans	25	25	31.6	31.6
Business and government	395	300	42.8	31.7
Total foreign	$447	$343	35.8%	27.5%
Total allowance	$721	$602	38.6%	31.4%

(1)	Comprises individual allowance; and collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent.

(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

78	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Specific allowance for credit losses as a percentage of gross impaired loans (Canadian GAAP)
	Specific allowance for credit losses			Specific allowance as a % of gross impaired loans
$ millions, as at October 31	2010	2009	2008	2010	2009	2008
Domestic(1)
Residential mortgages	$19	$14	$9	7.3%	6.1%	6.3%
Personal loans	193	226	169	88.9	94.2	79.0
Business and government	120	134	121	55.3	51.9	71.2
Total domestic	$332	$374	$299	47.9%	51.4%	56.7%
Foreign(1)
Residential mortgages	$11	$21	$27	5.7%	12.2%	18.8%
Personal loans	31	32	38	35.6	37.6	45.8
Business and government	257	308	79	29.8	33.3	34.5
Total foreign	$299	$361	$144	26.2%	30.5%	31.6%
Total specific allowance	$631	$735	$443	34.4%	38.5%	45.1%

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

Allowance on non-impaired loans as a percentage of net loans and acceptances (IFRS)

		Allowance for credit losses(1)		Allowance as a % of net loans and acceptances
$ millions, as at October 31	2012	2011	2012	2011
Domestic(2)
Residential mortgages	$19	$14	–%	–%
Personal loans	278	300	0.8	0.9
Credit cards	582	631	4.0	4.2
Business and government	186	174	0.5	0.5
Total domestic	$1,065	$1,119	0.5%	0.5%
Foreign(2)
Residential mortgages	$7	$2	0.3%	0.1%
Personal loans	5	5	0.7	0.6
Credit cards	1	1	0.7	0.7
Business and government	61	74	0.4	0.5
Total foreign	$74	$82	0.4%	0.5%
Total allowance	$1,139	$1,201	0.5%	0.5%

(1)	Comprises the collective allowance related to credit card loans; and personal loans, mortgage and business and government loans that are less than 90 days delinquent. Excludes allowance on undrawn credit facilities.

(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

CIBC 2012 ANNUAL REPORT	79

Management’s discussion and analysis

General allowance as a percentage of net loans and acceptances (Canadian GAAP)
	General allowance for credit losses			General allowance as a % of net loans and acceptances
$ millions, as at October 31	2010	2009	2008	2010	2009	2008
Domestic(1)
Residential mortgages	$5	$4	$6	–%	–%	–%
Personal loans	287	279	280	0.9	0.9	0.9
Credit cards	477	548	348	4.1	4.9	3.4
Business and government	217	254	282	0.7	0.9	0.8
Total domestic	$986	$1,085	$916	0.6%	0.7%	0.6%
Foreign(1)
Residential mortgages	$4	$3	$4	0.2%	0.1%	0.2%
Personal loans	6	4	6	0.6	0.4	0.5
Credit cards	1	1	1	0.7	0.7	0.7
Business and government	92	132	76	0.6	0.8	0.5
Total foreign	$103	$140	$87	0.5%	0.7%	0.5%
Total general allowance	$1,089	$1,225	$1,003	0.6%	0.7%	0.6%

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

Net loans and acceptances by geographic location(1)

	IFRS		Canadian GAAP
$ millions, as at October 31	2012	2011	2010	2009	2008
Canada
Atlantic provinces	$13,228	$13,115	$9,446	$8,903	$8,977
Quebec	20,591	19,602	13,779	12,435	12,693
Ontario	108,861	110,157	77,791	72,527	76,065
Prairie provinces	11,440	9,093	7,934	7,348	7,152
Alberta, Northwest Territories and Nunavut	38,300	38,433	27,667	27,336	28,145
British Columbia and Yukon	41,435	41,074	29,439	27,984	30,259
General allowance allocated to Canada	–	–	(986)	(1,085)	(916)
Collective allowance allocated to Canada(2)	(1,039)	(1,084)	–	–	–
Total Canada	$232,816	$230,390	$165,070	$155,448	$162,375
U.S.	$7,769	$6,308	$4,364	$5,104	$5,833
Other countries	$12,147	$11,711	$15,142	$15,057	$12,115
Total net loans and acceptances	$252,732	$248,409	$184,576	$175,609	$180,323

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Comprises the collective allowance related to credit card loans, personal loans that are less than 30 days delinquent, and mortgage and business and government loans that are less than 90 days delinquent.

80	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Net impaired loans

	IFRS		Canadian GAAP			IFRS		Canadian GAAP
			Canada(1)					U.S.(1)
$ millions, as at October 31	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008
Gross impaired loans
Residential mortgages	$226	$302	$259	$230	$143	$–	$–	$–	$–	$–
Student	12	17	23	29	33	–	–	–	–	–
Personal	176	195	194	211	181	–	–	–	–	–
Total gross impaired consumer loans	414	514	476	470	357	–	–	–	–	–
Non-residential mortgages	–	4	8	8	4	–	–	–	–	–
Financial institutions	1	1	1	1	4	–	–	–	135	–
Retail, wholesale and business services	38	47	57	97	89	58	51	51	45	–
Manufacturing – consumer and capital goods	11	16	46	49	17	3	5	16	31	2
Real estate and construction	23	24	54	16	8	183	211	183	244	2
Agriculture	7	15	6	9	20	–	–	–	–	–
Resource-based industries	55	4	26	26	20	–	–	–	–	–
Telecommunications, media and technology	62	39	10	44	3	–	–	–	–	2
Transportation	6	5	7	5	3	90	3	13	19	–
Utilities	–	–	–	–	–	–	–	–	–	–
Other	2	2	2	3	2	–	–	–	–	–
Total gross impaired – business and government loans	205	157	217	258	170	334	270	263	474	6
Total gross impaired loans	619	671	693	728	527	334	270	263	474	6
Other past due loans(2)	401	553	376	472	366	11	–	–	–	5
Total gross impaired and other past due loans	$1,020	$1,224	$1,069	$1,200	$893	$345	$270	$263	$474	$11
Allowance for credit losses(3)
Residential mortgages	$18	$15	$19	$14	$9	$–	$–	$–	$–	$–
Student	–	5	7	12	11	–	–	–	–	–
Personal	159	151	186	214	158	–	–	–	–	–
Total allowance – consumer loans	177	171	212	240	178	–	–	–	–	–
Non-residential mortgages	–	3	2	2	1	–	–	–	–	–
Financial institutions	–	1	1	1	1	–	–	–	17	–
Retail, wholesale and business services	26	32	36	59	74	38	19	22	10	–
Manufacturing – consumer and capital goods	8	8	23	27	11	3	4	7	17	1
Real estate and construction	10	11	18	8	8	90	72	63	89	2
Agriculture	4	5	4	6	10	–	–	1	1	–
Resource-based industries	25	3	19	12	7	–	–	–	–	–
Telecommunications, media and technology	16	18	9	13	3	–	–	–	–	1
Transportation	6	5	7	5	4	55	3	9	13	–
Utilities	–	–	–	–	–	–	–	–	–	–
Other	2	2	1	1	2	–	–	–	–	–
Total allowance – business and government loans	97	88	120	134	121	186	98	102	147	4
Total allowance	$274	$259	$332	$374	$299	$186	$98	$102	$147	$4
Net impaired loans
Residential mortgages	$208	$287	$240	$216	$134	$–	$–	$–	$–	$–
Student	12	12	16	17	22	–	–	–	–	–
Personal	17	44	8	(3)	23	–	–	–	–	–
Total net impaired consumer loans	237	343	264	230	179	–	–	–	–	–
Non-residential mortgages	–	1	6	6	3	–	–	–	–	–
Financial institutions	1	–	–	–	3	–	–	–	118	–
Retail, wholesale and business services	12	15	21	38	15	20	32	29	35	–
Manufacturing – consumer and capital goods	3	8	23	22	6	–	1	9	14	1
Real estate and construction	13	13	36	8	–	93	139	120	155	–
Agriculture	3	10	2	3	10	–	–	(1)	(1)	–
Resource-based industries	30	1	7	14	13	–	–	–	–	–
Telecommunications, media and technology	46	21	1	31	–	–	–	–	–	1
Transportation	–	–	–	–	(1)	35	–	4	6	–
Utilities	–	–	–	–	–	–	–	–	–	–
Other	–	–	1	2	–	–	–	–	–	–
Total net impaired – business and government loans	108	69	97	124	49	148	172	161	327	2
Total net impaired loans	$345	$412	$361	$354	$228	$148	$172	$161	$327	$2

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days.

(3)	Under IFRS, comprises individual allowance; and collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent. Under Canadian GAAP, includes total specific allowance.

CIBC 2012 ANNUAL REPORT	81

Management’s discussion and analysis

Net impaired loans (continued)

	IFRS		Canadian GAAP			IFRS		Canadian GAAP
				Other(1)					Total
$ millions, as at October 31	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008
Gross impaired loans
Residential mortgages	$246	$222	$193	$172	$144	$472	$524	$452	$402	$287
Student	–	–	–	–	–	12	17	23	29	33
Personal	79	79	87	85	83	255	274	281	296	264
Total gross impaired consumer loans	325	301	280	257	227	739	815	756	727	584
Non-residential mortgages	101	71	67	57	28	101	75	75	65	32
Financial institutions	1	3	4	3	1	2	4	5	139	5
Retail, wholesale and business services	191	213	172	132	70	287	311	280	274	159
Manufacturing – consumer and capital goods	54	56	51	16	7	68	77	113	96	26
Real estate and construction	210	269	228	115	76	416	504	465	375	86
Agriculture	12	23	20	14	15	19	38	26	23	35
Resource-based industries	1	3	–	–	1	56	7	26	26	21
Telecommunications, media and technology	9	9	32	90	–	71	48	42	134	5
Transportation	8	28	25	24	23	104	36	45	48	26
Utilities	1	–	1	1	1	1	–	1	1	1
Other	1	–	–	–	1	3	2	2	3	3
Total gross impaired – business and government loans	589	675	600	452	223	1,128	1,102	1,080	1,184	399
Total gross impaired loans	914	976	880	709	450	1,867	1,917	1,836	1,911	983
Other past due loans(2)	7	11	5	6	3	419	564	381	478	374
Total gross impaired and other past due loans	$921	$987	$885	$715	$453	$2,286	$2,481	$2,217	$2,389	$1,357
Allowance for credit losses(3)
Residential mortgages	$27	$18	$11	$21	$27	$45	$33	$30	$35	$36
Student	–	–	–	–	–	–	5	7	12	11
Personal	25	25	31	32	38	184	176	217	246	196
Total allowance – consumer loans	52	43	42	53	65	229	214	254	293	243
Non-residential mortgages	24	26	14	9	4	24	29	16	11	5
Financial institutions	1	1	1	1	–	1	2	2	19	1
Retail, wholesale and business services	63	69	50	46	30	127	120	108	115	104
Manufacturing – consumer and capital goods	37	37	17	5	3	48	49	47	49	15
Real estate and construction	70	40	46	27	27	170	123	127	124	37
Agriculture	3	12	9	6	4	7	17	14	13	14
Resource-based industries	–	1	–	–	–	25	4	19	12	7
Telecommunications, media and technology	9	9	11	59	–	25	27	20	72	4
Transportation	1	7	7	7	6	62	15	23	25	10
Utilities	1	–	–	1	1	1	–	–	1	1
Other	–	–	–	–	–	2	2	1	1	2
Total allowance – business and government loans	209	202	155	161	75	492	388	377	442	200
Total allowance	$261	$245	$197	$214	$140	$721	$602	$631	$735	$443
Net impaired loans
Residential mortgages	219	204	182	151	117	427	491	422	367	251
Student	$–	$–	$–	$–	$–	$12	$12	$16	$17	$22
Personal	54	54	56	53	45	71	98	64	50	68
Total net impaired consumer loans	273	258	238	204	162	510	601	502	434	341
Non-residential mortgages	77	45	53	48	24	77	46	59	54	27
Financial institutions	–	2	3	2	1	1	2	3	120	4
Retail, wholesale and business services	128	144	122	86	40	160	191	172	159	55
Manufacturing – consumer and capital goods	17	19	34	11	4	20	28	66	47	11
Real estate and construction	140	229	182	88	49	246	381	338	251	49
Agriculture	9	11	11	8	11	12	21	12	10	21
Resource-based industries	1	2	–	–	1	31	3	7	14	14
Telecommunications, media and technology	–	–	21	31	–	46	21	22	62	1
Transportation	7	21	18	17	17	42	21	22	23	16
Utilities	–	–	1	–	–	–	–	1	–	–
Other	1	–	–	–	1	1	–	1	2	1
Total net impaired – business and government loans	380	473	445	291	148	636	714	703	742	199
Total net impaired loans	$653	$731	$683	$495	$310	$1,146	$1,315	$1,205	$1,176	$540

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days.

(3)	Under IFRS, comprises individual allowance; and collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent. Under Canadian GAAP, includes total specific allowance.

82	CIBC 2012 ANNUAL REPORT

Management’s discussion and analysis

Deposits(1)

	Average balance			Interest			Rate
$ millions, for the year ended October 31	2012	2011	2010	2012	2011	2010	2012	2011	2010
Deposits in domestic bank offices(2)
Payable on demand
Personal	$7,481	$7,390	$7,026	$17	$7	$3	0.23%	0.09%	0.04%
Business and government	26,413	26,393	25,632	102	113	46	0.39	0.43	0.18
Bank	1,188	1,406	1,299	3	4	2	0.25	0.28	0.15
Payable after notice
Personal	64,549	60,364	56,735	403	383	286	0.62	0.63	0.50
Business and government	15,478	11,757	11,812	166	123	62	1.07	1.05	0.52
Bank	11	9	4	–	–	–	–	–	–
Payable on a fixed date
Personal	40,288	41,322	42,749	816	905	1,143	2.03	2.19	2.67
Business and government	47,111	51,423	46,073	768	739	493	1.63	1.44	1.07
Bank	424	563	560	4	6	2	0.94	1.07	0.36
Secured borrowings	51,975	46,825	–	1,118	1,270	–	2.15	2.71	–
Total domestic	254,918	247,452	191,890	3,397	3,550	2,037	1.33	1.43	1.06
Deposits in foreign bank offices
Payable on demand
Personal	457	435	439	3	3	3	0.66	0.69	0.68
Business and government	2,533	2,356	2,320	2	3	6	0.08	0.13	0.26
Bank	49	36	80	2	4	4	4.08	11.11	5.00
Payable after notice
Personal	1,933	1,884	1,916	35	35	39	1.81	1.86	2.04
Business and government	579	506	647	1	1	1	0.17	0.20	0.15
Payable on a fixed date
Personal	2,260	2,019	2,214	5	16	9	0.22	0.79	0.41
Business and government	32,162	31,973	26,650	158	203	74	0.49	0.63	0.28
Bank	3,854	4,631	4,891	25	25	19	0.65	0.54	0.39
Secured borrowings	460	814	–	2	3	–	0.43	0.37	–
Total foreign	44,287	44,654	39,157	233	293	155	0.53	0.66	0.40
Total deposits	$299,205	$292,106	$231,047	$3,630	$3,843	$2,192	1.21%	1.32%	0.95%

(1)	Amounts for 2012 and 2011 are based upon IFRS while 2010 are based upon Canadian GAAP.

(2)	Deposits by foreign depositors in our domestic bank offices amounted to $3.9 billion (2011: $3.8 billion; 2010: $3.6 billion).

Short-term borrowings	IFRS		Canadian GAAP
$ millions, as at or for the year ended October 31	2012	2011	2010
Amounts outstanding at end of year
Obligations related to securities sold short	$13,035	$10,316	$9,673
Obligations related to securities lent or sold under repurchase agreements	8,224	11,414	28,220
Total short-term borrowings	$21,259	$21,730	$37,893
Obligations related to securities sold short
Average balance	$10,865	$11,779	$8,620
Maximum month-end balance	13,035	13,410	10,554
Average interest rate	3.06%	3.29%	2.45%
Obligations related to securities lent or sold under repurchase agreements
Average balance	13,395	23,844	39,379
Maximum month-end balance	21,972	32,391	45,886
Average interest rate	1.16%	1.11%	0.75%

Fees paid to the shareholders’ auditors

$ millions, for the year ended October 31	2012	2011	2010
Audit fees(1)	$15.3	$17.9	$16.3
Audit related fees(2)	1.8	2.6	2.8
Tax fees(3)	0.8	0.8	0.4
Other	0.3	0.1	–
Total	$18.2	$21.4	$19.5

(1)	For the audit of CIBC’s annual financial statements and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal controls over financial reporting under standards of the Public Company Accounting Oversight Board (United States).

(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.

(3)	For tax compliance services.

CIBC 2012 ANNUAL REPORT	83